

FIRST
SEACOAST
BANCORP, INC.

2022
Annual Report

Demonstrating
STRENGTH & STABILITY
since 1890

A Letter to our Shareholders

Thank you to our shareholders and customers for your investment and continued confidence in First Seacoast Bancorp, Inc. and our subsidiary, First Seacoast Bank.

In 2022 we focused on prudent growth and made substantial progress towards enhancing balance sheet strength and stability as we undertook a second-step conversion and stock offering. Successfully completed in January 2023, our conversion from a mutual holding company to a stock holding company provides us with the corporate structure and capital to support our continued growth and stability.

We remain focused on pursuing prudent growth and improved earnings to generate consistent returns for our shareholders. Despite the economic headwinds of a rapidly rising interest rate environment and inflation, we achieved asset growth of 10.3%, including securities growth of 16.1%, and loan growth of 6.9% while maintaining strong asset quality with non-performing assets at 0.02% of total assets at year-end – all in an effort to maintain total interest and dividend income, replacing the loss of SBA fee and interest income from PPP Loans received during 2020 and 2021.

First Seacoast Bank is exceptionally well-capitalized, far in excess of regulatory requirements, and credit quality remains excellent, reflecting our disciplined approach to underwriting. We have long enjoyed a well-diversified and loyal customer base and have strong liquidity. Our conservative risk management practices help keep our business healthy and balanced and we remain dedicated to supporting our local economy. As we look to the future, we are confidently well-positioned to build upon these strengths as we continue to deliver value-added solutions for our customers.

It is this commitment that keeps our mission focused – supporting our employees, customers, and shareholders, while making a positive impact to help our communities thrive.

We are proud to call the Seacoast of New Hampshire home, and view the greater region as well-positioned for continued economic growth and prosperity.

We have made a promise to put You First and in looking ahead, we will continue to build on our strong foundation, making strategic investments designed to move our company forward.

James R. Brannen
President & Chief Executive Officer

Janet Sylvester
Chair, Board of Directors


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K


☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the Fiscal Year Ended December 31, 2022

OR


☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the transition period from _____ to _____

Commission File Number: **001-41597**

First Seacoast Bancorp, Inc.
(Exact Name of Registrant as Specified in its Charter)


Maryland	**92-0334805**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
633 Central Avenue, Dover, New Hampshire	**03820**
(Address of principal executive offices)	(Zip code)


(603) 742-4680
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:


Common stock, par value $0.01 per share	FSEA	The Nasdaq Stock Market LLC
Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered


Securities registered pursuant to Section 12(g) of the Act: **None**


Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

As of June 30, 2022, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant was $27.5 million.

As of March 14, 2023, there were 5,075,345 outstanding shares of the Registrant's common stock.


DOCUMENTS INCORPORATED BY REFERENCE


1. Portions of the Registrant's Definitive Proxy Statement relating to the Annual Meeting of Stockholders, scheduled to be held on May 25, 2023, are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

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PART I

Unless the context requires otherwise, all references to the "Company," "we," "us" and "our" refer to First Seacoast Bancorp, Inc. together with its bank subsidiary, First Seacoast Bank.

Forward-Looking Statements

This report contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements about the Company and its industry involve substantial risks and uncertainties. Statements other than statements of current or historical fact, including statements regarding the Company's future financial condition, results of operations, business plans, liquidity, cash flows, projected costs and the impact of any laws or regulations applicable to the Company, are forward-looking statements. Words such as "estimate," "project," "believe," "intend," "anticipate," "assume," "plan," "seek," "expect," "will," "may," "should," "indicate," "would," "contemplate," "continue," "potential," "target" and other similar expressions are intended to identify these forward-looking statements. Such statements are subject to factors that could cause actual results to differ materially from anticipated results. Such factors include, but are not limited to, the following:

- statements of our goals, intentions and expectations;

- statements regarding our business plans, prospects, growth and operating strategies;

- statements regarding the quality of our loan and investment portfolios; and

- estimates of our risks and future costs and benefits.

These forward-looking statements are based on current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Accordingly, you should not place undue reliance on such statements. We are under no duty to and do not take any obligation to update any forward-looking statements after the date of this annual report.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

- general economic conditions, either nationally or in our market areas, that are worse than expected;

- the extent, severity or duration of the COVID-19 pandemic on us and on our customers, employees and third-party service providers;

- changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses;

- our ability to access cost-effective funding;

- fluctuations in real estate values and both residential and commercial real estate market conditions;

- demand for loans and deposits in our market area;

- our ability to implement and change our business strategies;

- competition among depository and other financial institutions;

- inflation and changes in the interest rate environment that reduce our margins and yields, our mortgage banking revenues, the fair value of financial instruments or our level of loan originations or prepayments on loans we have made and make;

- adverse changes in the securities or secondary mortgage markets;

- changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements and insurance premiums;

- changes in the quality or composition of our loan or investment portfolios;

- technological changes that may be more difficult or expensive than expected;

- the inability of third-party providers to perform as expected;

- our ability to manage market risk, credit risk and operational risk in the current economic environment;

- our ability to enter new markets successfully and capitalize on growth opportunities;

- our ability to successfully integrate into our operations any assets, liabilities, customers, systems and management personnel we may acquire, and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto;

- changes in consumer spending, borrowing and savings habits;

- changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

- our ability to retain key employees;

- our compensation expense associated with equity allocated or awarded to our employees; and

- changes in the financial condition, results of operations or future prospects of issuers of securities that we own.

Because of these and a wide variety of other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements.

ITEM 1. <u>Business</u>

First Seacoast Bancorp, Inc.

First Seacoast Bancorp, Inc. (together with its bank subsidiary, unless the context otherwise requires, the "Company") is the savings and loan holding company for First Seacoast Bank (the "Bank"). The Company conducts its operations primarily through its wholly-owned subsidiary, First Seacoast Bank.

The Company is the successor to First Seacoast Bancorp (a federal corporation). Effective January 19, 2023, the Company succeeded First Seacoast Bancorp (a federal corporation) as the holding company for First Seacoast Bank in connection with the conversion of First Seacoast Bancorp, MHC, the former federal mutual holding company for First Seacoast Bank, from mutual to stock form. Accordingly, the financial information contained in this report relates to First Seacoast Bancorp (a federal corporation). At December 31, 2022, the Company had total consolidated assets of $537.4 million, loans of $402.5 million, deposits of $382.4 million and stockholders' equity of $49.3 million.

The Company's executive offices are located at 633 Central Avenue, Dover, New Hampshire 03820, and the telephone number is (603) 742-4680. Our website address is www.firstseacoastbank.com. Information on our website is not and should not be considered a part of this annual report. The Company is subject to comprehensive regulation and examination by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board").

First Seacoast Bank

First Seacoast Bank, a federally-chartered savings bank headquartered in Dover, New Hampshire, has served residents of the Seacoast area of New Hampshire since 1890. Our business consists primarily of taking deposits from the general public and investing those deposits, together with funds generated from operations and borrowings from the Federal Home Loan Bank, in one- to four-family residential real estate loans, commercial real estate and multi-family real estate loans, acquisition, development and land loans, commercial and industrial loans, home equity loans and lines of credit and consumer loans. In recent years, we have increased our focus, consistent with what we believe to be conservative underwriting standards, on originating higher yielding commercial real estate and commercial and industrial loans.

Our results of operations are largely dependent on net interest income, which is the difference between the interest earned on loans and securities and interest paid on deposits and borrowings, and non-interest income largely from customer service fees. The results of operations are also affected by the level of operating expenses, the provision for loan losses, the impact of federal and state income taxes, the relative levels of interest rates and local and national economic activity.

Investment management services are offered through FSB Wealth Management. FSB Wealth Management is a division of First Seacoast Bank. The division currently consists of two financial advisors who are located at 629 Central Avenue, Dover, New Hampshire, adjacent to our main office. FSB Wealth Management provides access to non-FDIC insured products that include retirement planning, portfolio management, investment and insurance strategies, business retirement plans and college planning to individuals throughout our primary market area. These investments and services are offered through a third-party registered broker-dealer and investment advisor. FSB Wealth Management receives fees from advisory services and commissions on individual investment and insurance products purchased by clients.

The assets held for wealth management customers are not assets of the Company and, accordingly, are not reflected in the Company's consolidated balance sheets. Assets under management totaled approximately $96.0 million and $88.0 million at December 31, 2022 and 2021, respectively. On August 17, 2021, the Bank entered into a definitive agreement with an investment advisory and wealth management firm (the "seller") to purchase certain of its client accounts and client relationships for a purchase price of $347,000 (included in other assets at December 31, 2022 and 2021, net of amortization), of which $172,000 was paid at closing. Each client account has been assigned a value, and as each client transfers to the Bank, 85% of this value will be paid to the seller. By December 31, 2023, or upon mutual agreement that the transition of client accounts is complete, whichever is earlier, the balance of the purchase price will be paid to the seller. As of December 31, 2022 and 2021, approximately $23.0 million and $17.4 million, respectively, of purchased client accounts are included in total assets under management. The client accounts purchased are recorded as a customer list intangible asset. Identifiable intangible assets that are subject to amortization will be reviewed for impairment, at least annually, based on their fair value. Any impairment will be recognized as a charge to earnings and the adjusted carrying amount of the intangible asset will become its new accounting basis. The remaining useful life of the intangible asset will also be evaluated each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. The Company is amortizing the customer list intangible on a straight-line basis over a ten-year period. During the year ended December 31, 2022 and 2021, $34,000 and $13,000 of amortization expense was recorded, respectively.

First Seacoast Bank is active in the communities we serve. The Bank makes investments in community development lending and investments in low-income housing all of which strive to improve the communities we serve. In 2019, First Seacoast Bancorp (a federal corporation) established First Seacoast Community Foundation, Inc., a charitable foundation dedicated to supporting charitable organizations operating in the Bank's local community.

First Seacoast Bank is subject to comprehensive regulation and examination by its primary federal regulator, the Office of the Comptroller of the Currency.

Available Information

The U.S. Securities and Exchange Commission ("SEC") maintains an Internet website at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Our Internet website is www.firstseacoastbank.com. You can obtain on our website, free of charge, copies of our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file such reports or amendments with, or furnish them to, the SEC. Our Internet website and the information contained therein or connected thereto are not intended to be incorporated into this Annual Report on Form 10-K.

Market Area

We conduct our operations from four full-service banking offices in Strafford County, New Hampshire and one full-service banking office in Rockingham County, New Hampshire, located in the southeastern part of the state along the New Hampshire Seacoast. We consider our primary lending market area to be Strafford and Rockingham Counties in New Hampshire and York County in southern Maine.

The New Hampshire and southern Maine Seacoast region's economy is fairly diversified, with employment in education, healthcare, government, services, retail and manufacturing sectors. Our Strafford County branches are located in the cities of Dover, Durham, Barrington and Rochester, New Hampshire. Top employment sectors in Strafford County include healthcare, government, education, insurance, retail and textile manufacturing. Our Rockingham County branch is located in the city of Portsmouth, New Hampshire. Top employment sectors in Rockingham County include healthcare, government, insurance, pharmaceuticals and biotech. Additionally, although we do not have a branch office in York County, Maine, many of our customers work and reside in York County, which is contiguous to Strafford County. Our Dover headquarters is conveniently located approximately 65 miles from Boston and less than 50 miles from each of Manchester, New Hampshire and Portland, Maine.

We view the greater Seacoast region as a primary area for growth, in light of its favorable demographic characteristics, such as a growing population in some relatively affluent markets. At the same time, the attractive features of the region have fostered a highly competitive environment for financial service providers.

Competition

The financial services industry is highly competitive. The Company experiences substantial competition with other commercial banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market funds, credit unions and other non-bank financial service providers in attracting deposits, making loans and attracting wealth management customers. The competing major commercial banks have greater resources that may provide them a competitive advantage by enabling them to maintain numerous branch offices and mount extensive advertising campaigns. The increasingly competitive environment is the result of changes in regulation, changes in technology and product delivery systems, additional financial service providers and the accelerating pace of consolidation among financial services providers.

The financial services industry has become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems.

Some of the Company's non-banking competitors have fewer regulatory constraints and may have lower cost structures. In addition, some of the Company's competitors have assets, capital and lending limits greater than that of the Company, greater access to capital markets and offer a broader range of products and services than the Company. These institutions may have the ability to finance wide-ranging advertising campaigns and may also be able to offer lower rates on loans and higher rates on deposits than the Company can offer.

Various in-state market competitors and out-of-state banks continue to enter or have announced plans to enter or expand their presence in the market areas in which the Company currently operates. With the addition of new banking presences within our market, the Company expects increased competition for loans, deposits and other financial products and services. Our competition for loans comes primarily from financial institutions in our market area. Our experience in recent years is that many financial institutions in our market area, especially community banks that are seeking to significantly expand their commercial loan portfolios and banks located in lower growth regions in New Hampshire and Maine, have been willing to price commercial loans aggressively in order to gain market share.

The Company will continue to rely upon local promotional activities, personal relationships established by officers, directors and employees with their customers and specialized services tailored to meet the needs of the communities served. Management believes that it can compete effectively as a result of local market knowledge, local decision making and awareness of customer needs.

Lending Activities

Historically, our lending activities have emphasized one- to four-family residential real estate loans, and such loans continue to comprise the largest portion of our loan portfolio. Other areas of lending include commercial real estate loans and multi-family real estate loans, acquisition, development and land loans, commercial and industrial loans, home equity loans and lines of credit and consumer loans. Subject to market conditions and our asset-liability analysis, we expect to continue to increase our focus on commercial real estate and commercial and industrial loans, in an effort to diversify our overall loan portfolio and increase the overall yield earned on our loans. We compete for loans by offering high quality personalized service, providing convenience and flexibility, providing timely responses on loan applications and by offering competitive pricing of loan products.

As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit and unused lines of credit. While these contractual obligations represent our potential future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans we make. For additional information, see Note 16 of the notes to our consolidated financial statements of this annual report.

Loan Portfolio Composition. The following table sets forth the composition of the loan portfolio at the dates indicated.

		At December 31,			
		2022		**2021**	
		Amount	**Percent**	**Amount**	**Percent**
		(Dollars in thousands)			
One- to four-family residential real estate	$	251,466	62.9%	$ 234,199	62.4%
Commercial real estate		80,506	20.1%	72,057	19.2%
Acquisition, development and land		18,490	4.6%	21,365	5.7%
Commercial and industrial		24,059	6.0%	26,851	7.2%
Home equity loans and lines of credit		10,161	2.6%	6,947	1.9%
Multi-family		8,185	2.0%	8,998	2.4%
Consumer		7,189	1.8%	4,574	1.2%
Total loans	$	400,056	100.0%	$ 374,991	100.0%
Net deferred loan costs		2,449		1,650	
Allowance for loan losses		(3,581)		(3,590)	
Net loans	$	398,924		$ 373,051	

Loan Portfolio Maturities. The following tables set forth the contractual maturities of our total loan portfolio at December 31, 2022. Demand loans, loans having no stated repayment schedule or maturity and overdraft loans are reported as being due in one year or less. The table presents contractual maturities and does not reflect repricing or the effect of prepayments. Actual maturities may differ.

December 31, 2022		**One- to Four-Family Residential Real Estate**		**Commercial Real Estate**		**Acquisition, Development and Land**		**Commercial and Industrial**
		(In thousands)						
Amounts due in:								
One year or less	$	129	$	3,626	$	1,725	$	1,733
More than one to five years		2,184		13,998		190		18,270
More than five years to fifteen years		41,574		39,082		3,660		3,400
More than fifteen years		207,579		23,800		12,915		656
Total	$	251,466	$	80,506	$	18,490	$	24,059

December 31, 2022		**HELOC**		**Multi-family**		**Consumer**		**Total**
		(In thousands)						
Amounts due in:								
One year or less	$	246	$	—	$	84	$	7,543
More than one to five years		86		260		954		35,942
More than five years to fifteen years		1,569		7,696		890		97,871
More than fifteen years		8,260		229		5,261		258,700
Total	$	10,161	$	8,185	$	7,189	$	400,056

Fixed vs. Adjustable Rate Loans. The following table sets forth our fixed- and adjustable-rate loans at December 31, 2022 that are contractually due after December 31, 2023.

	December 31, 2022				
	Fixed		Adjustable		Total
	(In thousands)				
One- to four-family residential real estate	$	243,598	$	7,739	$ 251,337
Commercial real estate		33,738		43,142	76,880
Acquisition, development and land		13,029		3,736	16,765
Commercial and industrial		20,510		1,816	22,326
Home equity loans and lines of credit		79		9,836	9,915
Multi-family		4,963		3,222	8,185
Consumer		7,105		—	7,105
Total	$	323,022	$	69,491	$ 392,513

One- to Four-Family Residential Real Estate Loans. Our one- to four-family residential loan portfolio consists of mortgage loans that enable borrowers to purchase or refinance existing homes, substantially all of which are collateralized by the primary residence of the borrower. At December 31, 2022, we had $251.4 million of loans secured by one- to four-family residential real estate, representing 62.9% of our total loan portfolio. Generally, all of our one- to four-family residential real estate loans are secured by properties located in the New Hampshire and southern Maine Seacoast region. Purchased loans are secured by properties located in the greater Boston market in a contiguous state.

Our one- to four-family residential real estate loans have terms of up to 30 years and are generally underwritten according to Federal Home Loan Mortgage Corporation ("FHLMC" or "Freddie Mac") guidelines in amounts up to the maximum conforming loan limits as established by Freddie Mac. We refer to loans that conform to such guidelines as "conforming loans." To a lesser extent, we also originate loans above the conforming limits, which are referred to as "jumbo loans." We generally underwrite jumbo loans in a manner similar to conforming loans.

At December 31, 2022, 96.9% of our one- to four-family residential real estate loans were fixed-rate loans. We sell a portion of fixed-rate conforming loans that we originate on a servicing-retained basis. Secondary market investors that purchase our loans may include Freddie Mac, the New Hampshire Housing Finance Authority and other investors.

At December 31, 2022, 3.1% of our one- to four-family residential real estate loans were adjustable-rate loans. Our adjustable-rate mortgage loans have initial repricing terms of one, three or five years. Following the initial repricing term, such loans adjust annually for the balance of the loan term. Adjustable-rate mortgage loans are indexed to the One-Year U.S. Treasury Constant Maturity rate, plus a margin. The majority of such loans have an annual interest rate adjustment cap of 2.0% and a lifetime adjustment cap ranging from 4.0% to 6.0%. We typically hold our adjustable-rate one- to four-family residential real estate loans in our portfolio.

Loan-to-value ratios are determined by collateral type and occupancy level. We generally limit the loan-to-value ratios of our mortgage loans without private mortgage insurance to 80%. Loans where the borrower obtains private mortgage insurance may be made in excess of this limit, pursuant to requirements set by the insurance provider.

We do not offer "interest only" mortgage loans on permanent one- to four-family residential real estate loans (where the borrower pays interest for an initial period, after which the loan converts to a fully amortizing loan). We also do not offer loans that provide for negative amortization of principal, such as "Option ARM" loans, where the borrower can pay less than the interest owed on the loan, resulting in an increased principal balance during the life of the loan. We do not have a "subprime lending" program for one- to four-family residential real estate loans (i.e. loans that generally target borrowers with weakened credit histories).

Generally, residential mortgage loans that we originate include "due-on-sale" clauses, which give us the right to declare a loan immediately due and payable if, among other things, the borrower sells or otherwise disposes of the real property subject to the mortgage and the loan is not repaid. All borrowers are required to obtain title insurance for the benefit of First Seacoast Bank. We also require appropriate insurance coverage on properties securing real estate loans.

Commercial Real Estate and Multi-Family Real Estate Loans. Consistent with our strategy to diversify our loan portfolio and increase our yield, we have focused on the origination of commercial real estate and multi-family real estate loans. At December 31, 2022, we had $88.7 million in commercial real estate and multi-family real estate loans, representing 22.2% of our total loan portfolio. Of this aggregate amount, we had $50.3 million in owner-occupied commercial real estate loans, $30.2 million in non-owner-occupied commercial real estate loans and $8.2 million in multi-family real estate loans.

Our commercial real estate loans are secured by a variety of properties in our primary market area, including retail spaces, distribution centers, office buildings, manufacturing and warehouse properties, convenience stores and other local businesses, without any material concentrations in property type. Our multi-family real estate loans are secured by properties consisting of five or more rental units in our market area, including apartment buildings and student housing.

Commercial and multi-family real estate loans generally have higher balances and entail greater credit risks compared to one- to four-family residential real estate loans. The repayment of loans secured by income-producing properties typically depends on the successful operation of the property, as repayment of the loan generally is dependent, in large part, on sufficient income from the property to cover operating expenses and debt service. Changes in economic conditions, such as the economic uncertainties of COVID-19, that are not in the control of the borrower or lender could affect the value of the collateral for the loan or the future cash flow of the property. Additionally, any decline in real estate values may be more pronounced for commercial and multi-family real estate than residential properties. If we foreclose on a commercial or multi-family real estate loan, the marketing and liquidation period to convert the real estate asset to cash can be a lengthy process with substantial holding costs. In addition, vacancies, deferred maintenance, repairs and market stigma can result in prospective buyers expecting sale price concessions to offset their real or perceived economic losses for the time it takes them to return the property to profitability. Depending on the individual circumstances, initial charge-offs and subsequent losses on commercial and multi-family real estate loans can be unpredictable and substantial.

Our commercial and multi-family real estate loans are generally originated as 10-year balloon loans, which reprice after five years and are amortized over 20 years. Interest rates on such loans are generally indexed to the Federal Home Loan Bank Five-Year Regular Classic Rate, plus a margin. The maximum loan-to-value ratio of our commercial and multi-family real estate loans is generally 80% of the lower of purchase price or appraised value of the properties securing the loan and generally requires a minimum debt-service coverage ratio of 1.2x.

We consider a number of factors in originating commercial and multi-family real estate loans. In addition to the debt-service coverage ratio, we evaluate the loan purpose, the quality of collateral and the borrower's qualifications, experience, credit history, cash flows and financial statements and sources of repayment. Personal guarantees are generally obtained from the principals of closely-held companies. We gather information on environmental risks associated with commercial properties and also require appropriate insurance coverage on properties securing real estate loans. In addition, the borrower's and guarantor's financial information is monitored on an ongoing basis by requiring periodic financial statement updates. We also purchase and participate in commercial and multi-family real estate loans from other financial institutions. Such loans are subject to the same underwriting criteria and loan approval requirements applied to loans originated by First Seacoast Bank.

At December 31, 2022, the average loan balance outstanding in the commercial real estate loans portfolio was $421,000, and the largest individual commercial real estate loan outstanding was a $3.5 million participation loan secured by a commercial building. This loan was performing in accordance with its original repayment terms at December 31, 2022. At December 31, 2022, the average loan balance outstanding in the multi-family real estate loans portfolio was $744,000, and the largest individual multi-family real estate loan outstanding was a $4.6 million participation loan secured by a 204-unit property. This loan was performing in accordance with its original repayment terms at December 31, 2022.

Acquisition, Development and Land Loans. At December 31, 2022, acquisition, development and land loans were $18.5 million, or 4.6%, of our total loan portfolio. These loans consist of residential construction loans, commercial and multi-family real estate construction loans and land loans. At December 31, 2022, the average loan balance outstanding in the acquisition, development and land loan portfolio was $313,000.

We originate loans to finance the construction or rehabilitation of owner-occupied one- to four-family residential properties to the prospective homeowners primarily located in our market area. Upon completion of construction, such loans convert to permanent mortgage loans. At December 31, 2022, residential construction loan balances were $10.9 million, or 2.7% of our total loan portfolio, with an additional $12.3 million available for advance to borrowers. Residential construction loans are generally structured as interest-only for nine months, with a loan-to-value ratio generally not exceeding 80% of the appraised value on a completed basis or the loan-to-cost of completion, whichever is less. However, if private mortgage insurance is obtained, we will consider a loan-to-value ratio up to 97%. We work with a third-party construction management firm that reviews each project before we approve the loan and continues to monitor and inspect the project during the construction phase, as disbursements are made. Once the construction project is satisfactorily completed, generally within nine months, the loan will convert to a permanent, amortizing mortgage loan for the remaining term of the loan, generally up to a maximum of 30 years total or 15 years for manufactured homes. The interest rate may be fixed or adjustable. At December 31, 2022, our largest individual residential construction loan outstanding was $1.7 million and it was performing in accordance with its original repayment terms.

We also originate loans to finance the construction of commercial properties, primarily owner-occupied properties located in our market area. Upon completion of construction, such loans generally convert to permanent commercial mortgage loans. At December 31, 2022, commercial construction loan balances totaled $6.6 million, or 1.7% of our total loan portfolio, with an additional $6.2 million available for advance to borrowers. Commercial real estate construction loans are generally structured as interest-only for up to 18 months, with a loan-to-value of 80% of the appraised value on a completed basis or a loan-to-cost of completion ratio of up to 85%. We also originate commercial constructions loans with an initial loan-to-value ratio of 90% when coupled with the U.S. Small Business Administration 504 Loan program. During the year ended December 31, 2022, we originated one construction loan secured by an owner-occupied property under the Small Business Administration 504 Loan program, with an original principal balance of $454,000. We work with a third-party construction management firm that reviews each project before we approve the loan and continues to monitor and inspect the project during the construction phase, as disbursements are made. Once the construction project is satisfactorily completed, generally within 18 months, the loan will convert to a permanent, amortizing mortgage loan for the remaining term of the loan, generally up to a maximum of 20 years total (including the construction phase). The interest rate may be fixed or adjustable. At December 31, 2022, our largest commercial real estate construction loan had an outstanding balance of $1.5 million, and it was performing in accordance with its original repayment terms.

Construction loans generally involve greater credit risk than financing improved real estate, because funds are advanced upon the security of the project, which is of uncertain value before its completion. Risk of loss on a construction loan also depends upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to accurately evaluate the total funds required to complete a project and the related loan-to-value ratio. If the estimate of construction cost is inaccurate, we may be required to advance additional funds beyond the amount originally committed in order to protect the value of the property. Moreover, if the estimated value of the completed project is inaccurate, the borrower may hold a property with a value that is insufficient to assure full repayment of the construction loan upon the sale of the property. Construction loans also carry the risk that construction will not be completed on time in accordance with specifications and projected costs.

We also originate loans to finance the acquisition and development of land. Land development loans are generally secured by vacant land located in our primary market and in process of improvement. At December 31, 2022, land development loan balances were $945,000, or 0.2%, of our total loan portfolio. We generally originate commercial land development loans with loan-to-value ratios of up to 70% where all approvals and permits for improvements are already in place and up to 50% where approvals and permits are not yet in place. The maximum construction term is generally 9 months for residential development properties and 18 months for commercial development properties. At December 31, 2022, our largest land loan had an outstanding balance of $134,000, and it was performing in accordance with its original repayment terms.

Land development loans generally involve greater credit risk than long-term financing on developed real estate. If a loan is made on property that is not yet approved for the planned development, there is a risk that necessary approvals will not be granted or will be delayed. Risk of loss on a land development loan also depends upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of development costs is inaccurate, we may be required to advance additional funds beyond the amount originally committed in order to protect the value of the property. Moreover, if the estimated value of the completed project is inaccurate, the borrower may hold a property with a value that is insufficient to assure full repayment of the construction loan upon the sale of the property. Land development loans also carry the risk that improvements will not be completed on time in accordance with specifications and projected costs. In addition, repayment of these loans can be dependent on the sale of the property to third parties, and the ultimate sale or rental of the property may not occur as anticipated.

Commercial and Industrial Loans. At December 31, 2022, we had $24.1 million of commercial and industrial loans representing 6.0% of our total loan portfolio. During the years ended December 31, 2022 and 2021 the Bank originated -0- and 134 Paycheck Protection Program ("PPP") loans, respectively, with aggregate principal balances of $-0- and $13.1 million, respectively. At December 31, 2022 and 2021, our commercial and industrial loans included -0- and 52 PPP loans, respectively, with aggregate outstanding principal balances of $-0- and $5.5 million, respectively.

We originate commercial and industrial loans, including equipment loans and business acquisition loans, and lines of credit to businesses operating in our local market area. Our commercial and industrial loans are generally used by the borrowers for working capital purposes or for acquiring equipment, inventory or furniture. Borrowers include professional organizations, family-owned businesses and not-for-profit businesses. These loans are generally secured by non-real estate business and personal assets, including equipment, inventory, accounts receivable and marketable securities, although we may support this collateral with liens on real property such as buildings and equipment. We generally require our commercial business borrowers to maintain their primary deposit accounts with us, which improves our overall interest rate spread and profitability.

Our commercial and industrial loans include term loans and revolving lines of credit and are made with either variable or fixed rates of interest. Variable interest rates are indexed to the Prime Rate as published in the Wall Street Journal, plus a margin. Commercial and industrial loans typically have shorter terms to maturity and higher interest rates than commercial real estate loans.

When originating commercial and industrial loans, we consider the financial history of the borrower, the debt service capabilities and cash flows of the borrower and other guarantors and the value of the underlying collateral. We generally require personal guarantees by the principals, as well as other appropriate guarantors, when personal assets are in joint names or a principal's net worth is not sufficient to support the loan. Commercial and industrial loans can have a loan-to-value ratio of up to 80% of the value of the collateral securing the loan.

To assist small businesses with their credit needs for working capital, equipment and new real estate construction or acquisition, we originate commercial and industrial loans under the Small Business Administration 7(a) and Express Guarantee programs. Typically, a 7(a) loan includes a 75% guarantee and an Express loan includes a 50% guarantee from the U.S. Government. At December 31, 2022, we had five loans outstanding with an aggregate principal balance of $1.6 million with Small Business Administration 7(a) guarantees totaling $1.2 million and five Small Business Administration Express loans with an aggregate principal balance of $156,000 with guarantees totaling $66,000.

We intend to expand our commercial and industrial lending activities in order to diversify our loan portfolio, increase our yield and offer a full range of products to our commercial customers. However, these loans have greater credit risk than one- to four-family residential real estate loans. Our commercial and industrial loans are made based primarily on historical and projected cash flows of the borrower, the borrower's experience and stability and the value and marketability of the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not materialize as forecasted, and collateral securing loans may fluctuate in value because of economic or individual performance factors. As a result, the availability of funds for the repayment of commercial and industrial loans may depend substantially on the success of the business itself and the general economic environment in our market area. In addition, commercial and industrial loans often result in larger outstanding balances to single borrowers, or related groups of borrowers, and also generally require substantially greater evaluation and oversight efforts. Accordingly, financial information is obtained from the borrowers to evaluate cash flow sufficiency and is periodically updated during the life of the loan.

At December 31, 2022, the average loan balance outstanding in the commercial and industrial loans portfolio was $238,000, and the largest individual commercial and industrial loan outstanding was $2.9 million secured by marketable securities. This loan was performing in accordance with its original repayment terms at December 31, 2022.

Home Equity Loans and Lines of Credit. We offer home equity loans and lines of credit, which are multi-purpose loans used to finance various home or personal needs, where a one- to four-family primary or secondary residence serves as collateral, generally within our primary market area. At December 31, 2022, outstanding balances on home equity loans and lines of credit totaled $10.2 million, or 2.6% of our total loan portfolio, and the lines of credit had an additional $23.2 million available to draw.

Home equity loans are originated as fixed-rate term loans. Home equity lines of credit are tied to the Prime Rate as published in the Wall Street Journal and are offered for terms of up to 25 years, with a 10-year draw period and 15-year repayment period. Generally, our home equity loans and lines of credit are originated with loan-to-value ratios of up to 80%, inclusive of existing liens on the property.

Consumer Loans. We offer consumer loans to individuals who reside or work in our market area. Consumer lending has historically been a minor area of lending diversification for us. Consumer loans, other than consumer loans secured by manufactured housing properties, generally consist of installment loans extended directly to the borrower. These loans generally have shorter terms to maturity, which reduces our exposure to changes in interest rates. In addition, management believes that offering consumer loan products helps to expand and create stronger ties to our existing customer base by increasing the number of customer relationships and providing cross-marketing opportunities. It is expected that growth for this segment of our consumer loan portfolio will be limited, with such loans extended primarily to pre-existing First Seacoast Bank customers.

Additionally, we purchase consumer loans secured by manufactured housing properties to supplement our consumer loan origination efforts. We purchased $2.4 million and $2.0 million of these loans during 2022 and 2021, respectively. These loans are secured by properties located in the greater Seacoast region. As of December 31, 2022, the portfolio of these loans had aggregate outstanding principal balances of $5.4 million and were performing in accordance with their original repayment terms. We expect that growth in this segment of our consumer loan portfolio will continue to increase in the future. At December 31, 2022, consumer loans totaled $7.2 million, or 1.8% of our total loan portfolio, of which $867,000 was unsecured.

Originations, Sales and Purchases of Loans

Our loan originations are generated by our loan personnel operating at our banking office locations. Residential real estate loans are generated by our mortgage loan officers through referrals from real estate brokers, builders, walk-in customers, online applications, participation in local home shows, events with local realtors, contacts in the local community and referrals. Commercial real estate and commercial and industrial loans are originated through our commercial lenders, through previous lending relationships, referrals, direct solicitation and participation in industry-specific associations. Additionally, small business lending relationships are generated through our business development officers. Consumer loans are generated largely to existing customers and walk-ins. Loan generation is supported by our advertising campaigns.

While we originate both fixed-rate and adjustable-rate loans, our ability to generate each type of loan depends upon relative borrower demand and the pricing levels as set in the local marketplace by competing banks, thrifts, credit unions and mortgage banking companies. Our volume of real estate loan originations is influenced significantly by market interest rates, and, accordingly, the volume of our real estate loan originations can vary from period to period.

We consider our balance sheet, as well as market conditions, on an ongoing basis in making decisions as to whether to hold one- to four-family residential real estate loans we originate in our portfolio for investment or to sell such loans to investors, based on profitability and risk management considerations. We sell selected conforming, 15-year and 30-year fixed-rate one- to four-family residential real estate loans that we originate, on a servicing-retained basis, when we are able to, and strategically retain non-eligible fixed-rate and adjustable-rate one- to four-family residential real estate loans in order to manage the duration and time to repricing of our one- to four-family residential loan portfolio. For the years ended December 31, 2022 and 2021, we sold $637,000 and $6.2 million, respectively, of our one- to four-family residential real estate loans.

In addition to purchasing consumer loans secured by manufactured housing properties, as discussed above under "Consumer Loans," we purchase one- to four-family jumbo residential real estate loans to supplement our own origination efforts. During 2022 and 2021, we purchased $1.3 million and $14.1 million, respectively, of one- to four-family jumbo residential real estate loans secured by properties located in the greater Boston market. As of December 31, 2022, the portfolio of purchased residential real estate loans had outstanding principal balances of $25.1 million and were performing in accordance with their original repayment terms. We also purchase participation interests in commercial and multi-family real estate loans in which we are not the lead originating lender. At December 31, 2022 and 2021, we had outstanding participation interests totaling $16.5 million and $21.3 million, respectively. All loan purchases and participations interests are subject to the same underwriting criteria and loan approvals that apply to loans that we originate for our portfolio. The properties are independently appraised and subject to field inspections by our loan officers.

Loan Approval Procedures and Authority

Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. Decisions on loan applications are made on the basis of detailed information submitted by the prospective borrower, credit histories that we obtain and property valuations. Our board of directors has established a Loan Officers Review Committee to oversee loan approvals. The voting members of the Loan Officers Review Committee consist of our President and Chief Executive Officer, Senior Vice President – Chief Financial Officer, Senior Vice President – Senior Commercial Loan Officer, Senior Vice President – Senior Retail Loan Officer, Senior Vice President – Bank Administration and Risk Management Officer.

The board of directors has granted loan approval authority to certain officers up to prescribed limits, depending on the seniority of the officer, the type of loan and underlying security. Our President and Chief Executive Officer has aggregate approval authority of up to $800,000 per relationship. Individual loan officers generally can approve secured commercial loans of up to $100,000 and residential real estate loans of up to $650,000. Loans in excess of individual officers' lending limits generally can be approved by a second loan officer who is a voting member of our Loan Officers Review Committee, up to additional prescribed limits of $500,000 for secured commercial loans and $1.0 million for residential real estate loans. Loans in excess of such additional limits require approval of the full Loan Officers Review Committee. The Loan Officers Review Committee generally may approve secured commercial loans of up to $1.5 million regardless of existing non-commercial loan exposure. Any relationships in excess of $1.5 million must be approved by the board of directors.

From time to time, a loan applicant may not meet one or more of the loan policy or loan program requirements, which would ordinarily result in a denial of the loan application. A loan officer may seek an exception on behalf of the applicant. Any loan made with an exception to policy requires one additional level of approval, except that loans requiring the approval of the Loan Officers Review Committee or the board of directors are exempt from the requirement of additional approval.

Loans-to-One Borrower

Pursuant to federal law, the aggregate amount of loans that we are permitted to make to any one borrower or a group of related borrowers is generally limited to 15% of our unimpaired capital and surplus (25% if the amount in excess of 15% is secured by "readily marketable collateral" or 30% for certain residential development loans). At December 31, 2022, based on the 15% limitation, our loans-to-one-borrower limit was approximately $8.0 million. At December 31, 2022, our largest loan relationship with one borrower was for $7.1 million. These loans are secured primarily by owner-occupied commercial real estate properties which were performing in accordance with their original repayment terms.

Delinquent Loans and Non-Performing Assets

Our collection procedures for residential mortgage loans typically follow Freddie Mac collection guidelines, particularly the guidelines for residential mortgage loans serviced for others. When a residential real estate or consumer loan payment becomes more than 15 days past due, a notice is automatically sent to the customer. Once the letter is sent, we begin contacting the customer either by telephone or additional letters as appropriate. Alternating telephone attempts and additional letters continue until a loan becomes 90 days past due, at which point we would place the loan on non-accrual status and generally refer the loan for foreclosure proceedings, unless management determines that it is in the best interest of First Seacoast Bank to work further with the borrower to arrange a workout plan. The foreclosure process generally would begin when a loan becomes 120 days delinquent. We do not pursue multiple collections processes, such as considering modifications or workouts, while proceeding with foreclosure.

When a commercial loan or commercial real estate loan becomes 10 days past due, we contact the customer by mailing a late notice. The loan officer assigned to the account may also contact the borrower. If the loan continues to be past due, the loan officer will continue to contact the borrower to determine the cause of the past due payment(s) and arrange for payments. If a loan payment becomes 30 days past due, it will be reviewed by the Loan Officers Review Committee to develop a plan to bring the past due payment(s) current and determine if the likelihood of repayment is in question. The loan will also be evaluated for a change to the risk rating. If necessary, we will engage an attorney to pursue further collection efforts.

Delinquent Loans. The following table sets forth our loan delinquencies at the dates indicated.

| | At December 31, | | | | | |
| | 2022 | | | 2021 | | |
	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due
	(In thousands)					
One- to four-family residential real estate	$ —	$ 84	$ —	$ —	$ 487	$ 235
Commercial real estate	—	—	—	—	—	—
Acquisition, development and land	—	—	—	—	—	—
Commercial and industrial	—	—	—	—	—	—
Home equity loans and lines of credit	5	—	—	117	129	—
Multi-family	—	—	—	—	—	—
Consumer	7	—	—	6	—	—
Total	$ 12	$ 84	$ —	$ 123	$ 616	$ 235

Non-performing Assets. Non-performing assets include loans that are 90 or more days past due or on non-accrual status, including loans categorized as a troubled debt restructuring ("TDR") on non-accrual status, and real estate and other loan collateral acquired through foreclosure and repossession. TDRs include loans for which either a portion of interest or principal has been forgiven or loans modified at interest rates materially less than current market rates. At December 31, 2022, our one TDR was accruing. At December 31, 2021, this TDR was non-accruing.

The following table sets forth information regarding our non-performing assets at the dates indicated.

	At December 31,	
	2022	2021
	(Dollars in thousands)	
Non-accrual loans:		
One- to four-family residential real estate	$ 84	$ 722
Commercial real estate	—	—
Acquisition, development and land	—	—
Commercial and industrial	—	—
Home equity loans and lines of credit	—	115
Multi-family	—	—
Consumer	5	—
Total non-accrual loans	$ 89	$ 837
Accruing loans past due 90 days or more	—	—
Total non-performing loans	$ 89	$ 837
Total real estate owned	—	—
Total non-performing assets	$ 89	$ 837
Total accruing troubled debt restructurings	189	—
Total non-performing assets and accruing troubled debt restructurings	$ 278	$ 837
Total non-performing loans as a percent of total loans	0.02%	0.22%
Total non-performing assets as a percent of total assets	0.02%	0.17%
Total non-performing assets and accruing troubled debt restructurings as a percent of total assets	0.05%	0.17%

Non-performing Loans. Loans are reviewed on a regular basis. Management determines that a loan is impaired or non-performing when it is probable at least a portion of the loan will not be collected in accordance with the original terms due to a deterioration in the financial condition of the borrower or the value of the underlying collateral if the loan is collateral-dependent. When a loan is determined to be impaired, the measurement of the loan in the allowance for loan losses is based on present value of expected future cash flows, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Non-accrual loans are loans for which collectability is questionable and, therefore, interest on such loans will no longer be recognized on an accrual basis.

We generally cease accruing interest on our loans when contractual payments of principal or interest have become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. Interest received on non-accrual loans generally is applied against principal or applied to interest on a cash basis. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Non-performing loans were $89,000, or 0.02% of total loans, at December 31, 2022, compared to $837,000, or 0.22% of total loans, at December 31, 2021. At December 31, 2022, non-performing loans consist primarily of a residential mortgage loan to a deceased borrower which had an outstanding balance of $84,000. The property has an estimated market value of approximately $420,000. At December 31, 2021, non-performing loans consisted primarily of a residential mortgage loan and HELOC to deceased borrowers which had outstanding balances totaling $602,000. The property had an estimated market value of approximately $1.2 million. The property securing both credit facilities was sold in July 2022 and all outstanding balances were paid. Additionally, our one non-accruing TDR, a non-performing residential mortgage loan that was repurchased from Freddie Mac and restructured in 2021 was returned to performing status during June 2022. The outstanding balance of this now accruing TDR was $189,000 and $195,000 at December 31, 2022 and 2021, respectively.

Troubled Debt Restructurings. Loans are considered TDRs when a borrower is experiencing financial difficulties that lead to a restructuring of the loan, and First Seacoast Bank grants a concession to the borrower that it would not otherwise consider. These concessions include a modification of terms, such as a reduction of the stated interest rate or loan balance, a reduction of accrued interest, an extension of the maturity date at an interest rate lower than current market rate for a new loan with similar risk or some combination thereof to facilitate payment. TDRs are considered impaired loans.

Loans on non-accrual status at the date of modification are initially classified as a non-accrual TDR. Our policy provides that TDR loans are returned to accrual status after a period of satisfactory and reasonable future payment performance under the terms of the restructuring. Satisfactory payment performance is generally no less than six consecutive months of timely payments.

As noted above, at December 31, 2022, we had one accruing TDR. At December 31, 2021, this loan was a non-accruing TDR. This residential mortgage loan was originated during 2010 with Federal Housing Administration ("FHA") insurance and sold to an investor with servicing retained by the Bank. The FHA insurance lapsed and the loan was repurchased from the investor and a modification agreement was executed directly with the borrowers. The modification agreement defers delinquent interest and escrow payments to the end of the loan. The loan was determined to be a TDR as it did not meet the qualifications of Section 4013 of the CARES Act. At December 31, 2022 and 2021, this loan had a fair value of $191,000 and $195,000, respectively, which was determined through a calculation of the present value of estimated future cash flows. The allowance for loan losses includes a specific reserve for this TDR of $-0- as of December 31, 2022 and 2021. There are no commitments to lend additional funds to these borrowers.

Foreclosed Assets. Foreclosed assets consist of property acquired through formal foreclosure, in-substance foreclosure or by deed in lieu of foreclosure, and are recorded at the lower of recorded investment or fair value, less estimated costs to sell. Write-downs from recorded investment to fair value, which are required at the time of foreclosure, are charged to the allowance for loan losses. We order a new appraisal before commencing foreclosure to determine the current market value of the property. Any excess of the recorded value of the loan satisfied over the market value of the property is charged against the allowance for loan losses, or, if the existing allowance is inadequate, charged to expense, in either case during the applicable period of such determination. After acquisition, all costs incurred in maintaining the property are expensed. Costs relating to the development and improvement of the property, however, are capitalized to the extent of estimated fair value, less estimated costs to sell. At December 31, 2022 and 2021, we had no foreclosed assets.

Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered by the Office of the Comptroller of the Currency to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as "special mention" by our management.

When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances in an amount deemed prudent by management to cover probable accrued losses in the loan portfolio. General allowances represent loss allowances, which have been established to cover probable accrued losses associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge-off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the regulatory authorities, which may require the establishment of additional general or specific loss allowances.

In accordance with our loan policy, we regularly review the problem loans in our portfolio to determine whether any loans require classification in accordance with applicable regulations. Loans are listed on the "watch list" initially because of emerging financial weaknesses even though the loan is currently performing as agreed or if the loan possesses weaknesses although currently performing. If a loan deteriorates in asset quality, the classification is changed to "special mention," "substandard," "doubtful" or "loss" depending on the circumstances and the evaluation. Generally, loans 90 days or more past due are placed on non-accrual status and classified "substandard." Management reviews the status of each impaired loan on our watch list on a quarterly basis.

On the basis of this review of our assets, our classified assets (including commercial, residential and consumer loans) at the dates indicated were as follows:

| | At December 31, | |
| | 2022 | 2021 |
	(In thousands)	
Substandard assets	$ 89	$ 969
Doubtful assets	—	—
Loss assets	—	—
Total classified assets	$ 89	$ 969
Special mention assets	$ 2,686	$ 2,701

Allowance for Loan Losses

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb probable credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectability of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, potential problem loans and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. Because of uncertainties associated with regional economic conditions, collateral values and future cash flows on impaired loans, it is reasonably possible that management's estimate of probable credit losses inherent in the loan portfolio and the related allowance may change materially in the near-term. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by full and partial charge-offs, net of recoveries. Changes in the allowance relating to impaired loans are charged or credited to the provision for loan losses. Management's periodic evaluation of the adequacy of the allowance is based on various factors, including, but not limited to, management's ongoing review and grading of loans, facts and issues related to specific loans, historical loan loss and delinquency experience, trends in past due and non-accrual loans, existing risk characteristics of specific loans or loan pools, the fair value of underlying collateral, current economic conditions and other qualitative and quantitative factors which could affect potential credit losses.

As an integral part of their examination process, the Office of the Comptroller of the Currency will periodically review our allowance for loan losses, and as a result of such reviews, we may have to adjust our allowance for loan losses. However, regulatory agencies are not directly involved in the process for establishing the allowance for loan losses as the process is our responsibility and any increase or decrease in the allowance is the responsibility of management.

Allowance for Loan Losses. The following table sets forth activity in our allowance for loan losses for the years indicated.

	At or for the Years Ended December 31,			
	2022		2021	
	(Dollars in thousands)			
Allowance at beginning of the year	$	3,590	$	3,342
Provision for loan losses		—		205
Charge-offs:				
One- to four-family residential real estate		—		—
Commercial real estate		—		—
Acquisition, development and land		—		—
Commercial and industrial		—		—
Home equity loans and lines of credit		—		—
Multi-family		—		—
Consumer		(14)		—
Total charge-offs	$	(14)	$	—
Recoveries:				
One- to four-family residential real estate	$	—	$	1
Commercial real estate		—		—
Acquisition, development and land		—		—
Commercial and industrial		4		39
Home equity loans and lines of credit		—		—
Multi-family		—		—
Consumer		1		3
Total recoveries	$	5	$	43
Net (charge-offs) recoveries	$	(9)	$	43
Allowance at end of year	$	3,581	$	3,590
Net recoveries (charge-offs) as a percent of average loans outstanding during the year:				
One- to four-family residential real estate		—		—
Commercial real estate		—		—
Acquisition, development and land		—		—
Commercial and industrial		0.02%		0.01%
Home equity loans and lines of credit		—		—
Multi-family		—		—
Consumer		(0.22)%		—
Allowance as a percent of total loans outstanding at year end		0.89%		0.95%
Total non-accrual loans as a percent of total loans at year end		0.02%		0.22%
Allowance as a percent of total non-accrual loans at year end		4,023.60%		428.91%
Net recoveries (charge-offs) as a percent of average loans outstanding during the year		—		0.01%

Allocation of Allowance for Loan Losses. The following table sets forth the allowance for loan losses allocated by loan category, the total loan balances by category and the percent of loans in each category to total loans at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

		At December 31,				
	2022			2021		
	Allowance for Loan Losses	Percent of Allowance in Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Allowance in Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans
			(Dollars in thousands)			
One- to four-family residential real estate	$ 2,048	57.74%	62.86%	$ 2,139	60.04%	62.45%
Commercial real estate	942	26.57%	20.12%	833	23.38%	19.22%
Acquisition, development and land	138	3.89%	4.62%	178	5.00%	5.70%
Commercial and industrial	184	5.19%	6.01%	194	5.45%	7.16%
Home equity loans and lines of credit	81	2.28%	2.54%	63	1.77%	1.85%
Multi-family	54	1.52%	2.05%	80	2.25%	2.40%
Consumer	100	2.81%	1.80%	75	2.11%	1.22%
Total allocated allowance	$ 3,547	100.00%	100.00%	$ 3,562	100.00%	100.00%
Unallocated	34			28		
Total	$ 3,581			$ 3,590		

The Company measures and records its allowance for loan losses based upon an incurred loss model. Under this approach, loan loss is recognized when it is probable that a loss event was incurred. This approach also considers qualitative adjustments to the quantitative baseline determined by the model. The Company considers the impact of current environmental factors at the reporting date that did not exist over the period from which historical experience was used. Relevant factors include, but are not limited to, concentrations of credit risk (geographic, large borrower and industry), economic trends and conditions, changes in underwriting standards, experience and depth of lending staff, trends in delinquencies and the level of criticized loans. The Company made relevant adjustments to its qualitative factors in the measurement of its allowance for loan losses at December 31, 2022 and 2021 that balanced the need to recognize an allowance while adhering to an incurred loss recognition and measurement principle which prohibits the recognition of future or lifetime losses.

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Because future events affecting borrowers and collateral cannot be predicted with certainty, the existing allowance for loan losses may not be adequate and management may determine that increases in the allowance are necessary if the quality of any portion of our loan portfolio deteriorates as a result. Furthermore, our regulators, in reviewing our loan portfolio, may require us to increase our allowance for loan losses. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations. See Note 6 to the notes to our consolidated financial statements included in this annual report for a complete discussion of our allowance for loan losses.

Investment Activities

The goals of our investment policy are to provide and maintain liquidity to meet deposit withdrawal and loan funding needs, to help mitigate interest rate and market risk, to diversify our assets and to generate a reasonable rate of return on funds within the context of our interest rate and credit risk objectives. Our board of directors is responsible for adopting and reviewing annually our investment policy. Our Asset/Liability Management Committee ("ALCO") is responsible for implementing our investment policy. Authority to make investments under the approved investment policy guidelines is delegated to our President and Chief Executive Officer, Chief Financial Officer and Finance Officer. All investment transactions are reviewed at the next regularly scheduled meeting of the board of directors. All of our investment securities are classified as available-for-sale.

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various government-sponsored enterprises and municipal governments, deposits at the Federal Home Loan Bank, time deposits of federally insured institutions, investment grade corporate bonds, corporate subordinated debt and investment grade marketable equity securities. We also are required to maintain an investment in Federal Home Loan Bank stock. While we have the authority under applicable law to invest in derivative securities, we have no investments in derivative securities.

Accumulated Other Comprehensive Income/(Loss) and Available-for-Sale Securities. Generally accepted accounting principles in the United States require that unrealized gains and losses on available-for-sale securities be reported as a separate component of stockholders' equity as a component of accumulated other comprehensive income. Our available-for-sale securities consist of debt securities that we intend to hold for an indefinite period of time, but not necessarily to maturity, and are carried at fair value. Generally, when market interest rates rise, the fair value of available-for-sale securities decreases, resulting in unrealized losses, net of tax, and when market interest rates decrease, the fair value of those securities increases, resulting in unrealized gains, net of tax.

During the year ended December 31, 2022, market interest rates increased significantly, which resulted in unrealized losses, net of tax, resulting from the decrease in the fair value of our available-for-sale securities. At December 31, 2022, our consolidated stockholders' equity of $49.3 million had been reduced by $10.4 million related to these unrealized losses. Future increases in market interest rates are likely to result in additional unrealized losses on available-for-sale securities, which would reduce our stockholders' equity. However, because the Bank made a permitted election to opt-out from the inclusion of accumulated other comprehensive income/(loss) in the calculation of its regulatory capital, accumulated other comprehensive income/loss does not affect our regulatory capital levels.

Each quarter, or more often if a potential loss triggering event occurs, we assess our available-for-sale securities. We consider the extent and duration of any unrealized losses and the financial condition and near term prospects of the issuers. At December 31, 2022, we do not intend to sell our available-for-sale securities and it was unlikely that we would have had to sell them before recovery of their amortized cost, which may be at maturity, and we believed that the unrealized losses were primarily due to market interest rate fluctuations and not changes in credit quality.

U.S. Government-Sponsored Enterprises Obligations. At December 31, 2022, we had government-sponsored enterprise obligations issued by various U.S. Government agencies totaling $1.8 million, which constituted 1.7% of our securities portfolio. The Company invests primarily in Federal Farm Credit Bank and Federal National Mortgage Association ("FNMA" or "Fannie Mae").

U.S. Government Agency Small Business Administration Pools. At December 31, 2022, we had government-sponsored small business investment company ("SBIC") pools issued and guaranteed by the SBA totaling $8.4 million, which constituted 7.9% of our securities portfolio. An SBIC is a privately owned and managed investment fund licensed and regulated by the SBA. An SBIC uses its own capital, plus funds borrowed with an SBA guarantee, to make equity and debt investments in qualifying small businesses.

Municipal Bonds. At December 31, 2022, we had municipal bonds totaling $62.4 million, which constituted 58.8% of our securities portfolio, with an average maturity of 18 years. These securities often provide slightly higher after-tax yields than U.S. Government and agency securities and residential mortgage-backed securities, but are not as liquid as other investments, so we typically maintain investments in municipal securities, to the extent appropriate, for generating returns in our investment portfolio. We invest primarily in bank- and nonbank-qualified tax-advantaged municipal securities of a satisfactory investment quality rating.

U.S. Government-Sponsored Mortgage-Backed Securities. At December 31, 2022, we had government-sponsored mortgage-backed securities and collateralized mortgage obligations issued by the FHLMC, FNMA and Government National Mortgage Association ("GNMA") totaling $28.0 million, which constituted 26.4% of our securities portfolio. Mortgage-backed securities are securities issued in the secondary market that are collateralized by pools of mortgages. Certain types of mortgage-backed securities are commonly referred to as "pass-through" certificates because the principal and interest of the underlying loans is "passed through" to investors, net of certain costs, including servicing and guarantee fees. We invest primarily in mortgage-backed securities backed by one- to four-family residential mortgages.

Corporate Debt. At December 31, 2022, we had corporate debt totaling $0.5 million, which constituted 0.5% of our securities portfolio. This fixed-to-floating corporate note was issued by a minority-led Community Development Financial Institution.

Corporate Subordinated Debt. At December 31, 2022, we had corporate subordinated debt totaling $5.0 million, which constituted 4.7% of our securities portfolio. These fixed-to-floating subordinated notes were issued by banks located in our market area.

Sources of Funds

General. Deposits have traditionally been our primary source of funds for use in lending and investment activities. We also use borrowings, primarily Federal Home Loan Bank and repurchase agreements, to supplement cash flow needs, lengthen the maturities of liabilities for interest rate risk purposes and to manage the cost of funds. In addition, we receive funds from scheduled loan payments, loan and mortgage-backed securities prepayments, maturities and calls of available-for-sale securities, retained earnings and income on earning assets. While scheduled loan payments and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition.

Deposits. Our deposits are generated primarily from residents within our primary market area. We offer a selection of deposit accounts, including non-interest-bearing and interest-bearing checking accounts, savings accounts, money market accounts and time deposits, for both individuals and businesses.

At December 31, 2022, our core deposits, which are deposits other than time deposits, were $320.6 million, representing 83.9% of total deposits. As part of our business strategy, we intend to continue efforts to increase our core deposits while allowing higher-cost time deposits to run off upon maturity. We generally require commercial business borrowers to maintain their primary deposit accounts with us. At December 31, 2022, our deposits totaled $382.4 million.

Deposit account terms vary according to the minimum balance required, the time period that funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability and customer preferences and concerns. We generally review our deposit pricing on a monthly basis and continually review our deposit mix. Our deposit pricing strategy has generally been to offer competitive rates, while generally not providing the highest rates in the market. We find it more profitable to concentrate on specific special rate and term accounts, which allows us to add accounts without impacting our overall liability costs for existing accounts.

We also rely on customer service, convenience of our branch office locations, advertising and pre-existing relationships to gather and develop deposit relationships. Developing comprehensive banking relationships is a top priority for us and is a focus of our commercial lending team and business development officers. In recent years, we have introduced new business deposit products to appeal to our commercial borrowers. At December 31, 2022, our ratio of commercial deposits to commercial loans (including commercial real estate loans, acquisition, development and land loans and commercial and industrial loans) was 86.08%.

The flow of deposits is influenced significantly by general economic conditions, changes in interest rates and competition. Our liquidity position is monitored daily and we believe we have a strong contingency liquidity plan should deposit balances fluctuate. The variety of deposit accounts that we offer allows us to be competitive in generating deposits and to respond with flexibility to changes in our customers' demands. Our ability to gather deposits is impacted by the competitive market in which we operate, which includes numerous financial institutions of varying sizes offering a wide range of products. We believe that deposits are a stable source of funds, but our ability to attract and maintain deposits at favorable rates will be affected by market conditions, including competition and prevailing interest rates.

The following tables set forth the distribution of total deposit accounts, by account type, at the dates indicated.

	At December 31,					
	2022			**2021**		
	Amount	Percent	Average Rate	Amount	Percent	Average Rate
	(Dollars in thousands)					
Non-interest bearing accounts	$ 92,757	24.26%	—	$ 98,624	25.08%	—
NOW and demand deposits	111,982	29.29%	1.11%	107,611	27.36%	0.36%
Money market deposits	60,931	15.93%	0.42%	71,317	18.14%	0.08%
Savings deposits	54,954	14.37%	0.05%	57,365	14.59%	0.05%
Time deposits	61,739	16.15%	1.06%	58,326	14.83%	0.56%
Total	$ 382,363	100.00%	0.57%	$ 393,243	100.00%	0.20%

As of December 31, 2022 and 2021, the aggregate amount of uninsured total deposit balances, which is the portion exceeding the $250,000 FDIC insurance limit, was $82.0 million and $88.3 million, respectively. At December 31, 2022 and 2021, uninsured time deposits totaled $2.8 million and $1.8 million, respectively. The following table sets forth the maturity of uninsured time deposits as of December 31, 2022 and 2021.

(In thousands) *Maturity Period:*	2022		2021	
Three months or less	$	251	$	1,167
Over three through six months		171		124
Over six through twelve months		1,978		94
Over twelve months		396		396
Total	$	2,796	$	1,781

Borrowed Funds. We may obtain advances from the Federal Home Loan Bank upon the security of our capital stock in the Federal Home Loan Bank and certain of our mortgage loans. Such advances may be made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. We use such advances to provide short-term funding as a supplement to our deposits. At December 31, 2022, we had $99.4 million in advances from the Federal Home Loan Bank and $36.5 million of additional borrowing capacity. During November and December 2021, the Bank retired a total of $20.0 million of long-term borrowings from the Federal Home Loan Bank in advance of their scheduled maturities. The interest rates on these borrowings were above current market rates and were scheduled to mature in 2024 and 2025. We were able to retire these borrowings without incurring prepayment penalties. Interest expense, calculated as the present value of the total interest to be paid over the original scheduled maturity period, amounted to $281,000.

The Bank has an overnight line of credit with the Federal Home Loan Bank that may be drawn up to $3.0 million. We may access additional advances if we purchase additional Federal Home Loan Bank capital stock. Additionally, at December 31, 2022, we had $5.0 million of unsecured Fed funds borrowing lines of credit with two correspondent banks. The entire balance of these credit facilities was available as of December 31, 2022.

Personnel and Human Capital

We believe that the success of a business is largely due to the quality of its employees, the development of each employee's full potential, and the Company's ability to provide the appropriate recognition and fulfilling rewards. We encourage and support the development of our employees and, whenever possible, strive to fill vacancies from within. As of December 31, 2022, we had 81 total employees and 80 full-time equivalent employees. Our employees are not represented by any collective bargaining group. Management believes that we have a good working relationship with our employees.

The safety, health and wellness of our employees is a top priority. The COVID-19 pandemic presented a unique challenge with regard to maintaining employee safety while continuing successful operations. Through teamwork and the adaptability of our management and staff, we were able to transition many of our employees to effectively work from remote locations and ensured a safe working environment for employees performing customer facing activities at our branch locations. All employees are required to stay at home when they experience signs or symptoms of a possible COVID-19 illness and are provided paid time off during such absences.

Employee retention helps us operate efficiently and achieve our business objectives. We believe our commitment to prioritizing concern for our employees' well-being, supporting their career goals, offering competitive wages and providing valuable fringe benefits contributes to the retention of our top-performing employees. In addition, all eligible employees are stockholders of the Company through participation in our Employee Stock Ownership Plan, which aligns employee and stockholder interests by providing stock ownership on a tax-deferred basis at no investment cost to our employees.

Subsidiaries

First Seacoast Bank is the sole and wholly-owned subsidiary of First Seacoast Bancorp, Inc. FSB Service Corporation, Inc., which is inactive, is the sole and wholly-owned subsidiary of First Seacoast Bank.

Regulation and Supervision

General

As a federal savings bank, First Seacoast Bank is subject to examination, supervision and regulation, primarily by the Office of the Comptroller of the Currency, and, secondarily, by the FDIC as deposits insurer. The federal system of regulation and supervision establishes a comprehensive framework of activities in which First Seacoast Bank may engage and is intended primarily for the protection of depositors and the FDIC's Deposit Insurance Fund. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including the classification of assets and the establishment of loan loss reserves for regulatory purposes.

First Seacoast Bank is also regulated to a lesser extent by the Board of Governors of the Federal Reserve System, or the "Federal Reserve Board," which governs the reserves to be maintained against deposits and other matters. In addition, First Seacoast Bank is a member of and owns stock in the Federal Home Loan Bank, which is one of the 11 regional banks in the Federal Home Loan Bank System. First Seacoast Bank's relationship with its depositors and borrowers is also regulated to a great extent by federal law and, to a lesser extent, state law, including in matters concerning the ownership of deposit accounts and the form and content of First Seacoast Bank's loan documents.

As a savings and loan holding company, First Seacoast Bancorp, Inc. is subject to examination and supervision by, and is required to file certain reports with, the Federal Reserve Board. First Seacoast Bancorp, Inc. is also be subject to the rules and regulations of the SEC under the federal securities laws.

Set forth below are certain material regulatory requirements that are applicable to First Seacoast Bank and First Seacoast Bancorp, Inc.. This description of statutes and regulations is not intended to be a complete description of such statutes and regulations and their effects on First Seacoast Bank and First Seacoast Bancorp, Inc.. Any change in these laws or regulations, whether by Congress or the applicable regulatory agencies, could have a material adverse impact on First Seacoast Bancorp, Inc., First Seacoast Bank and their operations.

Federal Banking Regulation

Business Activities. A federal savings association derives its lending and investment powers from the Home Owners' Loan Act, as amended, and applicable federal regulations. Under these laws and regulations, First Seacoast Bank may invest in mortgage loans secured by residential and commercial real estate, commercial and industrial and consumer loans, certain types of debt securities and certain other assets, subject to applicable limits. The Dodd-Frank Act authorized, for the first time, the payment of interest on commercial checking accounts. First Seacoast Bank may also establish, subject to specified investment limits, service corporation subsidiaries that may engage in certain activities not otherwise permissible for First Seacoast Bank, including real estate investment and securities and insurance brokerage.

Examinations and Assessments. First Seacoast Bank is primarily supervised by the Office of the Comptroller of the Currency. First Seacoast Bank is required to file reports with and is subject to periodic examination by the Office of the Comptroller of the Currency. First Seacoast Bank is required to pay assessments to the Office of the Comptroller of the Currency to fund the agency's operations.

Capital Requirements. Federal regulations require FDIC-insured depository institutions, including federal savings associations, to meet several minimum regulatory capital standards: a common equity Tier 1 capital to risk-based assets ratio; a Tier 1 capital to risk-based assets ratio; a total capital to risk-based assets and a Tier 1 capital to total assets leverage ratio. In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements.

The capital standards require the maintenance of common equity Tier 1 capital, Tier 1 capital and Total capital to risk-weighted assets of at least 4.5%, 6% and 8%, respectively. The regulations also establish a minimum required leverage ratio of at least 4% of Tier 1 capital. Common equity Tier 1 capital is generally defined as common stockholders' equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and Additional Tier 1 capital. Additional Tier 1 capital generally includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus Additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus meeting specified requirements and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised a one-time opt-out election regarding the treatment of Accumulated Other Comprehensive Income ("AOCI"), up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Institutions that have not exercised the AOCI opt-out have AOCI incorporated into common equity Tier 1 capital (including unrealized gains and losses on available-for-sale-securities). First Seacoast Bank did exercise the opt-out election. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, an institution's assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests), are multiplied by a risk weight factor assigned by the regulations based on the risk deemed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one- to four-family residential mortgages, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

Federal legislation required federal banking agencies, including the Office of the Comptroller of the Currency, to establish for institutions with consolidated total assets of less than $10 billion a "community bank leverage ratio" ("CBLR"). The CBLR is an alternative framework that can be used to calculate a bank's capital ratio. Qualifying banking organizations may opt in or opt out quarterly of using the community bank leverage framework which significantly simplifies the calculation of the capital ratio by relying on total average assets and therefore eliminating the need to calculate risk-based assets. Institutions with consolidated total assets of less than $10 billion and total off-balance sheet exposures of 25% or less of consolidated total assets may opt into the CBLR. The agencies finalized a rule, effective January 1, 2020, that set the CBLR at 9% tier 1 capital to average total consolidated assets. Pursuant to 2020 federal legislation, the CBLR was temporarily lowered to 8%, transitioning back to 9% by year-ended 2021. Throughout 2022, the Bank did not make an election to use the CBLR. At December 31, 2022, First Seacoast Bank's capital exceeded all applicable requirements including the applicable capital conservation buffer.

Loans-to-One Borrower. Generally, a federal savings bank may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by "readily marketable collateral," which generally includes certain financial instruments (but not real estate). As of December 31, 2022, First Seacoast Bank complied with the loans-to-one borrower limitations.

Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe certain standards for all insured depository institutions. These standards relate to, among other things, internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, compensation and other operational and managerial standards as the agency deems appropriate. Interagency guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. Failure to implement such a plan can result in further enforcement action, including the issuance of a cease and desist order or the imposition of civil money penalties.

Prompt Corrective Action. Under the federal Prompt Corrective Action statute, the Office of the Comptroller of the Currency is required to take supervisory actions against undercapitalized institutions under its jurisdiction, the severity of which depends upon the institution's level of capital. An institution that has a total risk-based capital ratio of less than 8.0%, a Tier 1 risk-based capital ratio of less than 6.0%, a common equity Tier 1 ratio of less than 4.5% or a leverage ratio of less than 4% is considered to be "undercapitalized." A savings institution that has total risk-based capital of less than 6.0%, a Tier 1 risk-based capital ratio of less than 4.0%, a common equity Tier 1 ratio of less than 3.0% or a leverage ratio that is less than 3.0% is considered to be "significantly undercapitalized." A savings institution that has a tangible capital to assets ratio equal to or less than 2.0% is deemed to be "critically undercapitalized."

Generally, the Office of the Comptroller of the Currency is required to appoint a receiver or conservator for a federal savings association that becomes "critically undercapitalized" within specific time frames. The regulations also provide that a capital restoration plan must be filed with the Office of the Comptroller of the Currency within 45 days of the date that a federal savings association is deemed to have received notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Any holding company of a federal savings association that is required to submit a capital restoration plan must guarantee performance under the plan in an amount of up to the lesser of 5.0% of the savings association's assets at the time it was deemed to be undercapitalized by the Office of the Comptroller of the Currency or the amount necessary to restore the savings association to adequately capitalized status. This guarantee remains in place until the Office of the Comptroller of the Currency notifies the savings association that it has maintained adequately capitalized status for each of four consecutive calendar quarters. Institutions that are undercapitalized become subject to certain mandatory measures such as restrictions on capital distributions and asset growth. The Office of the Comptroller of the Currency may also take any one of a number of discretionary supervisory actions against undercapitalized federal savings associations, including the issuance of a capital directive and the replacement of senior executive officers and directors.

At December 31, 2022, First Seacoast Bank met the criteria for being considered "well capitalized," which means that its total risk-based capital ratio exceeded 10%, its Tier 1 risk-based ratio exceeded 8.0%, its common equity Tier 1 ratio exceeded 6.5% and its leverage ratio exceeded 5.0%.

Qualified Thrift Lender Test. As a federal savings association, First Seacoast Bank must satisfy the qualified thrift lender, or "QTL," test. Under the QTL test, First Seacoast Bank must maintain at least 65% of its "portfolio assets" in "qualified thrift investments" (primarily residential mortgages and related investments, including mortgage-backed securities) in at least nine months of every 12-month period. "Portfolio assets" generally means total assets of a savings association, less the sum of specified liquid assets up to 20% of total assets, goodwill and other intangible assets and the value of property used in the conduct of the savings association's business. Alternatively, First Seacoast Bank may satisfy the QTL test by qualifying as a "domestic building and loan association" as defined in the Internal Revenue Code.

A savings association that fails the QTL test must operate under specified restrictions set forth in the Home Owners' Loan Act. The Dodd-Frank Act made noncompliance with the QTL test subject to agency enforcement action for a violation of law. At December 31, 2022, First Seacoast Bank satisfied the QTL test.

Capital Distributions. Federal regulations govern capital distributions by a federal savings association, which include cash dividends, stock repurchases and other transactions charged to the savings association's capital account. A federal savings association must file an application with the Office of the Comptroller of the Currency for approval of a capital distribution if:

- the total capital distributions for the applicable calendar year exceed the sum of the savings association's net income for that year to date plus the savings association's retained net income for the preceding two years;

- the savings association would not be at least adequately capitalized following the distribution;

- the distribution would violate any applicable statute, regulation, agreement or regulatory condition; or

- the savings association is not eligible for expedited treatment of its filings.

Even if an application is not otherwise required, every savings association that is a subsidiary of a savings and loan holding company, such as First Seacoast Bank, must file a notice with the Federal Reserve Board at least 30 days before the board of directors declares a dividend.

An application or notice related to a capital distribution may be disapproved if:

- the federal savings association would be undercapitalized following the distribution;

- the proposed capital distribution raises safety and soundness concerns; or

- the capital distribution would violate a prohibition contained in any statute, regulation or agreement.

In addition, the Federal Deposit Insurance Act provides that an insured depository institution shall not make any capital distribution if, after making such distribution, the institution would fail to meet any applicable regulatory capital requirement.

Community Reinvestment Act and Fair Lending Laws. All federal savings associations have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low- and moderate-income borrowers. In connection with its examination of a federal savings association, the Office of the Comptroller of the Currency is required to assess the federal savings association's record of compliance with the Community Reinvestment Act. A savings association's failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications, such as branches or mergers or in restrictions on its activities. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices on the basis of characteristics specified in those statutes. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the Office of the Comptroller of the Currency, as well as other federal regulatory agencies and the Department of Justice.

The Community Reinvestment Act requires all institutions insured by the FDIC to publicly disclose their rating. First Seacoast Bank received an "Outstanding" rating in its most recent Community Reinvestment Act federal evaluation.

Transactions with Related Parties. A federal savings association's authority to engage in transactions with its affiliates is limited by Sections 23A and 23B of the Federal Reserve Act and federal regulation. An affiliate is generally a company that controls or is under common control with an insured depository institution such as First Seacoast Bank. First Seacoast Bancorp, Inc. is an affiliate of First Seacoast Bank because of its control of First Seacoast Bank. In general, certain transactions between an insured depository institution and its affiliates are subject to quantitative limits and collateral requirements. In addition, federal regulations prohibit a savings association from lending to any of its affiliates that are engaged in activities that are not permissible for bank holding companies and from purchasing the securities of any affiliate, other than a subsidiary. Finally, transactions with affiliates must be consistent with safe and sound banking practices, not involve the purchase of low-quality assets from an affiliate and be on terms that are as favorable to the institution as comparable transactions with non-affiliates.

First Seacoast Bank's authority to extend credit to its directors, executive officers and 10% stockholders, as well as to entities controlled by such persons, is currently governed by the requirements of Sections 22(g) and 22(h) of the Federal Reserve Act and Regulation O of the Federal Reserve Board. Among other things, these provisions generally require that extensions of credit to insiders:

- be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features; and

- not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of First Seacoast Bank's capital.

In addition, extensions of credit in excess of certain limits must be approved by First Seacoast Bank's board of directors. Extensions of credit to executive officers are subject to additional limits based on the type of extension involved.

Enforcement. The Office of the Comptroller of the Currency has primary enforcement responsibility over federal savings associations and has authority to bring enforcement action against all "institution-affiliated parties," including directors, officers, stockholders, attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on a federal savings association. Formal enforcement action by the Office of the Comptroller of the Currency may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors of the institution to the appointment of a receiver or conservator. Civil penalties cover a wide range of violations and actions and range up to $25,000 per day, unless a finding of reckless disregard is made, in which case penalties may be as high as $1.0 million per day. The FDIC also has the authority to terminate deposit insurance or recommend to the Office of the Comptroller of the Currency that enforcement action be taken with respect to a particular savings association. If such action is not taken, the FDIC has authority to take the action under specified circumstances.

Insurance of Deposit Accounts. The Deposit Insurance Fund of the FDIC insures deposits at FDIC-insured financial institutions such as First Seacoast Bank. Deposit accounts in First Seacoast Bank are insured by the FDIC generally up to a maximum of $250,000 per separately insured depositor and up to a maximum of $250,000 for self-directed retirement accounts.

The FDIC charges insured depository institutions premiums to maintain the Deposit Insurance Fund. Assessments for most institutions are based on financial measures and supervisory ratings derived from statistical modeling estimating the probability of failure within three years. The FDIC has authority to increase insurance assessments. Any significant increases would have an adverse effect on the operating expenses and results of operations of First Seacoast Bank. First Seacoast Bank cannot predict what assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not currently know of any practice, condition or violation that may lead to termination of our deposit insurance.

Federal Home Loan Bank System. First Seacoast Bank is a member of the Federal Home Loan Bank System, which consists of 11 regional Federal Home Loan Banks. The Federal Home Loan Bank System provides a central credit facility primarily for member institutions as well as other entities involved in home mortgage lending. As a member of the Federal Home Loan Bank, First Seacoast Bank is required to acquire and hold shares of capital stock in the Federal Home Loan Bank. As of December 31, 2022, First Seacoast Bank complied with this requirement.

Dodd-Frank Act

The Dodd-Frank Act created the Consumer Financial Protection Bureau, which has broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions such as First Seacoast Bank, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Banks and savings institutions with $10 billion or less in assets continue to be examined for compliance by their applicable bank regulators. The new legislation also weakened the federal preemption available for national banks and federal savings associations and gave state attorneys general the ability to enforce applicable federal consumer protection laws.

In addition to creating the Consumer Financial Protection Bureau, the Dodd-Frank Act, among other things, directed changes in the way that institutions are assessed for deposit insurance, mandated the imposition of tougher consolidated capital requirements on holding companies, required the issuance of regulations requiring originators of securitized loans to retain a percentage of the risk for the transferred loans, imposed regulatory rate-setting for certain debit card interchange fees, repealed restrictions on the payment of interest on commercial demand deposits and contained a number of reforms related to mortgage originations.

Many provisions of the Dodd-Frank Act involve delayed effective dates and/or require implementing regulations. The implementation of the legislation is an ongoing process. The Dodd-Frank Act has resulted in, and may continue to result in, an increased regulatory burden and increased compliance, operating and interest expense for First Seacoast Bank.

Other Regulations

Interest and other charges collected or contracted for by First Seacoast Bank are subject to state usury laws and federal laws concerning interest rates. First Seacoast Bank's operations are also subject to federal laws applicable to credit transactions, such as the:

- Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

- Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, color, religion, national origin and other prohibited factors in extending credit;

- Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies;

- Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies;

- Truth in Savings Act, governing disclosures with respect to deposit accounts; and

- rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of First Seacoast Bank also are subject to the:

- Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

- Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services;

- Check Clearing for the 21st Century Act (also known as "Check 21"), which gives "substitute checks," such as digital check images and copies made from that image, the same legal standing as the original paper check;

- The USA PATRIOT Act, which requires savings associations to, among other things, establish broadened anti-money laundering compliance programs and due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance requirements that also apply to financial institutions under the Bank Secrecy Act and the Office of Foreign Assets Control regulations; and

- The Gramm-Leach-Bliley Act, which places limitations on the sharing of consumer financial information by financial institutions with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution's privacy policy and provide such customers the opportunity to "opt out" of the sharing of certain personal financial information with unaffiliated third parties.

Holding Company Regulation

General. The Company is a savings and loan holding company within the meaning of the Home Owners' Loan Act. As such, it is registered with the Federal Reserve Board and subject to the regulation, examination, supervision and reporting requirements applicable to savings and loan holding companies. In addition, the Federal Reserve Board has enforcement authority over the Company and its non-savings institution subsidiaries. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings institution.

Permissible Activities. Under present law, the business activities of the Company are generally limited to those activities permissible for financial holding companies under Section 4(k) of the Bank Holding Company Act of 1956, as amended, provided certain conditions are met and financial holding company status is elected, and for multiple savings and loan holding companies. A financial holding company may engage in activities that are financial in nature, including underwriting equity securities and insurance as well as activities that are incidental to financial activities or complementary to a financial activity. A multiple savings and loan holding company is generally limited to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to regulatory approval, and certain additional activities authorized by federal regulations. First Seacoast Bancorp, Inc.has not elected financial holding company status.

Federal law prohibits a savings and loan holding company, including the Company, directly or indirectly, or through one or more subsidiaries, from acquiring more than 5% of another savings association or savings and loan holding company, without prior Federal Reserve Board approval. In evaluating applications by holding companies to acquire savings institutions, the Federal Reserve Board considers factors such as the financial and managerial resources, future prospects of the company and institution involved, the effect of the acquisition on the risk to the federal deposit insurance fund, the convenience and needs of the community and competitive factors.

The Federal Reserve Board is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions:

- the approval of interstate supervisory acquisitions by savings and loan holding companies; and

- the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisition.

Capital. Savings and loan holding companies have historically not been subjected to consolidated regulatory capital requirements. The Dodd-Frank Act required the Federal Reserve Board to establish for all bank and savings and loan holding companies, minimum consolidated capital requirements that are as stringent as those required for the insured depository subsidiaries. Savings and loan holding companies with less than $3.0 billion in consolidated assets, like the Company, are generally not subject to the minimum consolidated capital requirements unless otherwise advised by the Federal Reserve Board.

Source of Strength. The Dodd-Frank Act extended the "source of strength" doctrine to savings and loan holding companies. By law, all savings and loan holding companies must serve as a source of financial and managerial strength to their subsidiary depository institutions.

Dividends and Stock Repurchases. The Federal Reserve Board has issued a policy statement regarding the payment of dividends by holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization's capital needs, asset quality and overall supervisory financial condition. Separate regulatory guidance provides for prior consultation with Federal Reserve Bank staff concerning dividends in certain circumstances such as where the company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company's overall rate or earnings retention is inconsistent with the company's capital needs and overall financial condition. The ability of a savings and loan holding company to pay dividends may be restricted if a subsidiary savings association becomes undercapitalized. The regulatory guidance also states that a savings and loan holding company should inform Federal Reserve Bank supervisory staff before redeeming or repurchasing common stock or perpetual preferred stock if the savings and loan holding company is experiencing financial weaknesses or the repurchase or redemption would result in a net reduction, at the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred. These regulatory policies may affect the ability of the Company to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions. For the repurchase plan authorized by the board of directors on September 23, 2020, as described in Item 5 below, a notice was filed with the Federal Reserve Bank of Boston. The Federal Reserve Bank of Boston did not object to our repurchase plan.

Acquisition. Under the Federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve Board if any person (including a company), or group acting in concert, seeks to acquire direct or indirect "control" of a savings and loan holding company. Under certain circumstances, a change of control may occur, and prior notice is required, upon the acquisition of 10% or more of the company's outstanding voting stock, unless the Federal Reserve Board has found that the acquisition will not result in control of the company. A change in control definitively occurs upon the acquisition of 25% or more of the company's outstanding voting stock. Under the Change in Bank Control Act, the Federal Reserve Board generally has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition.

Federal Securities Laws

The Company's class of common stock is registered with the SEC under the Securities Exchange Act of 1934. Accordingly, the Company is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

Taxation

The Company and First Seacoast Bank are subject to federal and state income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal and state taxation is intended only to summarize material income tax matters and is not a comprehensive description of the tax rules applicable to the Company and First Seacoast Bank.

Our federal and state tax returns have not been audited for the past five years.

Federal Taxation

General. The Company and First Seacoast Bank are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize material federal income tax matters and is not a comprehensive description of the tax rules applicable to the Company and First Seacoast Bank.

Method of Accounting. For federal income tax purposes, First Seacoast Bank currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its federal income tax returns. The Company and First Seacoast Bank file a consolidated federal income tax return.

Net Operating Loss Carryovers. A financial institution may carry net operating losses forward indefinitely but is limited to 80% of each subsequent year's taxable income. At December 31, 2022, the Company had $2.7 million of net operating loss carryovers.

Charitable Contribution Carryovers. A financial institution's deduction for charitable contributions is limited to 10% of its federal taxable income with the excess carried forward to the succeeding five taxable years. Any contributions remaining after the five-year carryover period that has not been deducted is no longer deductible. At December 31, 2022, the Company had $633,000 of charitable contribution carryovers.

Capital Loss Carryovers. Generally, a financial institution may carry back capital losses to the preceding three taxable years and forward to the succeeding five taxable years. Any capital loss carryback or carryover is treated as a short-term capital loss for the year to which it is carried. As such, it is grouped with any other capital losses for the year to which it is carried and is used to offset any capital gains. Any loss remaining after the five-year carryover period that has not been deducted is no longer deductible. At December 31, 2022, the Company had no capital loss carryovers.

Corporate Dividends. The Company may generally exclude from its income 100% of dividends received from First Seacoast Bank as a member of the same affiliated group of corporations.

State Taxation

First Seacoast Bank is subject to New Hampshire income tax at the rate of 7.6% on its taxable income, before net operating loss deductions and special deductions for federal income tax purposes. For this purpose, "taxable income" generally means federal taxable income, subject to certain adjustments.

ITEM 1A. Risk Factors

Not applicable, as the Company is a "smaller reporting company."

ITEM 1B. Unresolved Staff Comments

None.

ITEM 2. <u>Properties</u>

As of December 31, 2022, the net book value of our land, building and equipment was $4.2 million. The following table sets forth information regarding our offices as of December 31, 2022:

Location	Leased or Owned	Year Acquired or Leased	Net Book Value of Real Property
			(In thousands)
Main Office: 633 Central Avenue Dover, NH 03820	Owned	1890	$ 1,233
Branch Offices:			
6 Eastern Avenue Barrington, NH 03825	Owned	1974	$ 936
7A Mill Road Durham, NH 03824	Leased	1979	$ 27
1650 Woodbury Avenue Portsmouth, NH 03801	Owned	1987	$ 876
17 Wakefield Street Rochester, NH 03867	Owned	2009	$ 1,108

We believe that current facilities are adequate to meet our present and foreseeable needs, subject to possible future expansion.

ITEM 3. <u>Legal Proceedings</u>

Periodically, we are involved in claims and lawsuits, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. At December 31, 2022, we were not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

ITEM 4. <u>Mine Safety Disclosures</u>

Not applicable.

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The Company's common stock has been listed on The Nasdaq Capital Market under the symbol "FSEA" since January 20, 2023. As of March 14, 2023, we had 371 stockholders of record (excluding the number of persons or entities holding stock in street name through various brokerage firms), and 5,075,345 shares of common stock outstanding.

The payment of dividends by the Company and amount of any dividend payments is subject to statutory and regulatory limitations, and depends upon a number of factors, including the following: regulatory capital requirements; our financial condition and results of operations; our other uses of funds for the long-term value of stockholders; tax considerations; and general economic conditions.

The Federal Reserve Board has issued a policy statement providing that dividends should be paid only out of current earnings and only if our prospective rate of earnings retention is consistent with our capital needs, asset quality and overall financial condition. Regulatory guidance also provides for prior regulatory consultation with respect to capital distributions in certain circumstances such as where the holding company's net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the holding company's overall rate or earnings retention is inconsistent with its capital needs and overall financial condition. In addition, First Seacoast Bank's ability to pay dividends will be limited if it does not have the capital conservation buffer required by the new capital rules, which may limit our ability to pay dividends to stockholders. No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in the future. Special cash dividends, stock dividends or returns of capital, to the extent permitted by regulations and policies of the Federal Reserve Board and the Federal Deposit Insurance Corporation, may be paid in addition to, or in lieu of, regular cash dividends.

On September 30, 2020, the board of directors of First Seacoast Bancorp (a federal corporation), predecessor to the Company, authorized the repurchase of up to 136,879 shares of common stock of First Seacoast Bancorp (a federal corporation). As of December 31, 2022, First Seacoast Bancorp (a federal corporation) had repurchased 136,879 shares of its common stock. During the quarter ended December 31, 2022, First Seacoast Bancorp (a federal Corporation) did not repurchase any shares of its common stock. The repurchase program of First Seacoast Bancorp (a federal corporation) was terminated effective January 19, 2023, in connection with the consummation of the conversion of First Seacoast Bancorp, MHC from mutual to stock form.

There were no sales of unregistered securities during the year ended December 31, 2022.

ITEM 6. [Reserved]

ITEM 7. <u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

This discussion and analysis reflects our consolidated financial statements and other relevant statistical data and is intended to enhance your understanding of our financial condition and results of operations. The information in this section has been derived from the consolidated financial statements, which appear elsewhere in this annual report. Certain prior year amounts have been reclassified to conform to the current year presentation. You should read the information in this section in conjunction with the other business and financial information provided in this annual report.

Overview

Our business consists primarily of taking deposits from the general public and investing those deposits, together with funds generated from operations and borrowings from the Federal Home Loan Bank, in one- to four-family residential real estate loans, commercial real estate and multi-family real estate loans, acquisition, development and land loans, commercial and industrial loans, home equity loans and lines of credit and consumer loans. In recent years, we have increased our focus, consistent with what we believe to be conservative underwriting standards, on originating higher yielding commercial real estate and commercial and industrial loans.

We conduct our operations from four full-service banking offices in Strafford County, New Hampshire and one full-service banking office in Rockingham County, New Hampshire. We consider our primary lending market area to be Strafford and Rockingham Counties in New Hampshire and York County in southern Maine.

Selected Financial Data

The following tables set forth selected historical financial and other data for the Company at the dates and for the periods indicated. The following information is only a summary and should be read in conjunction with our consolidated financial statements and the notes thereto beginning on page 42 of this annual report. The information at and for the years ended December 31, 2022 and 2021 is derived in part from the audited consolidated financial statements included in this annual report. The information at and for the year ended December 31, 2020 is derived in part from audited consolidated financial statements that are not included in this annual report.

	At or For the Year Ended December 31,					
	2022		2021		2020	
	(In thousands, except per share data)					
Selected Financial Condition Data:						
Total assets	$	537,424	$	487,074	$	443,062
Total loans		402,505		376,641		368,142
Total deposits		382,363		393,243		327,381
Total borrowings		99,397		29,462		52,322
Total stockholders' equity		49,337		60,468		58,861
Book value per share	$	8.14	$	9.88	$	9.72
Selected Operating Data:						
Interest and dividend income	$	16,610	$	15,495	$	15,850
Interest expense		1,747		1,235		3,174
Net interest and dividend income		14,863		14,260		12,676
Provision for loan losses		—		205		480
Net interest and dividend income after provision for loan losses		14,863		14,055		12,196
Non-interest income		888		2,249		2,046
Non-interest expense		16,767		13,082		13,187
(Loss) income before income tax (benefit) expense		(1,016)		3,222		1,055
Income tax (benefit) expense		(451)		601		(24)
Net (loss) income	$	(565)	$	2,621	$	1,079
Share Data:						
Average shares outstanding, basic		5,767,325		5,817,509		5,865,098
Average shares outstanding, diluted		5,767,325		5,817,509		5,865,098
Total shares outstanding		6,064,298		6,123,337		6,058,024
Basic (loss) earnings per share	$	(0.10)	$	0.45	$	0.18
Diluted (loss) earnings per share	$	(0.10)	$	0.45	$	0.18

	At or For the Year Ended December 31,		
	2022	**2021**	**2020**
Performance Ratios:			
Return on average assets [1]	(0.11)%	0.55%	0.24%
Return on average equity [2]	(1.05)%	4.38%	1.85%
Interest rate spread [3]	2.86%	2.94%	2.65%
Net interest margin [4]	2.99%	3.04%	2.88%
Non-interest expenses as a percent of average assets	3.27%	2.73%	2.91%
Efficiency ratio [5]	106.45%	79.24%	89.57%
Average interest-earning assets as a percent of average interest-bearing liabilities	136.99%	139.51%	131.48%
Average equity as a percent of average assets [6]	10.47%	12.48%	12.91%
Capital Ratios (First Seacoast Bank Only):			
Total Capital (to risk-weighted assets)	15.53%	17.87%	17.92%
Tier 1 Capital (to risk-weighted assets)	14.45%	16.63%	16.72%
Common Equity Tier 1 (to risk-weighted assets)	14.45%	16.63%	16.72%
Tier 1 Capital (to average assets)	9.20%	9.92%	10.59%
Asset Quality Ratios:			
Allowance for loan losses as a percent of total loans	0.89%	0.95%	0.91%
Allowance for loan losses as a percent of non-performing loans	4,023.60%	428.91%	378.05%
Net recoveries (charge-offs) as a percent of average outstanding loans during the year	—	0.01%	—
Non-performing loans as a percent of total loans	0.02%	0.22%	0.24%
Non-performing loans as a percent of total assets	0.02%	0.17%	0.20%
Non-performing assets as a percent of total assets	0.02%	0.17%	0.20%
Other Data:			
Number of offices	5	5	5
Number of full-time equivalent employees	80	81	78

(1) Represents net income divided by average total assets.
(2) Represents net income divided by average equity.
(3) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(4) Represents net interest income divided by average interest-earning assets.
(5) Represents non-interest expense divided by the sum of net interest and dividend income and non-interest income.
(6) Represents average equity divided by average total assets.

COVID-19 Pandemic

On March 11, 2020, the world health organization declared the outbreak of COVID-19 a global pandemic. Since then, the COVID-19 pandemic has continued to evolve and mutate, including through its variants, and has adversely affected, and may continue to adversely affect, local, national and global economic activity. Actions taken to help mitigate the spread of COVID-19 include restrictions on travel, localized quarantines and government-mandated closures of certain businesses. While certain of these restrictions have been loosened, the same or new restrictions may be implemented again. Although vaccines for COVID-19 have largely been made available in the U.S., the ultimate efficacy of the vaccines will depend on various factors including, the number of people who receive the vaccines as well as the vaccines' effectiveness against contracting and spreading COVID-19 and any of its existing or new variants. While management has taken measures to mitigate the impact of the pandemic on the Company, such as temporary branch closures, transitioning to a more remote work environment and participation in government stimulus programs, the long-term impact to the Company remains uncertain. We continue to monitor the impact of COVID-19 closely; however, the extent to which the COVID-19 pandemic will impact our operations and financial results is uncertain.

Business Strategy

We believe we enjoy a strong, positive reputation among our customers and in our market area. We believe our name change to "First Seacoast Bank" in 2019 enhanced our brand and market visibility and associates us by name with the market area and communities we serve. As a community-oriented financial institution, we focus on serving the financial needs of local individuals and businesses by executing a safe and sound, service-oriented business strategy that seeks to produce earnings that increase over time and can be reinvested in our business and communities.

Our current business strategy consists of the following:

- ***Grow our balance sheet, leverage existing infrastructure and improve profitability and operating efficiency.*** Given our existing infrastructure and capabilities, we believe we are well-positioned to grow without a proportional increase in overhead expense or operating risk. In recent years, we have assembled an experienced management team and selectively hired lending, business development and support staff. Our operations benefit from established marketing, information technology and audit and compliance departments. Additionally, we have invested in Internet banking capabilities and a mobile banking application.

- ***Grow our loan portfolio and increase commercial real estate and commercial and industrial lending.*** Historically, our principal business activity has been the origination of one- to four-family residential mortgage loans. In recent years, we have sought to supplement these originations by focusing on originating higher yielding commercial real estate loans (including owner-occupied and non-owner-occupied commercial real estate and multi-family real estate loans), construction loans, commercial and industrial loans and home equity loans and lines of credit. We intend to remain as a residential mortgage lender in our market area while continuing to increase our focus on originating commercial real estate and commercial and industrial loans. Our increased legal lending limit has enabled us to originate larger loans for our portfolio to new and existing customers and reduced our need to participate with other lenders to originate larger loans.

- ***Maintain strong asset quality and manage credit risk.*** Strong asset quality is key to the long-term financial success of any financial institution. We have been successful in maintaining strong asset quality in recent years. Our ratio of non-performing assets as a percent of total assets was 0.02%, 0.17% and 0.20%, at December 31, 2022, 2021 and 2020, respectively. We attribute this historical credit quality to a conservative credit culture and an effective credit risk management environment. We have an experienced team of credit professionals, well-defined and implemented credit policies and procedures, what we believe to be conservative loan underwriting criteria and active credit monitoring policies and procedures.

- ***Increase core deposits and reduce reliance on higher cost borrowings.*** Deposits are our primary source of funds for lending and investment. Core deposits (which we define as all deposits except for time deposits), particularly non-interest-bearing demand deposits, represent a low-cost, stable source of funds. Core deposits were 83.9% of our total deposits at December 31, 2022. We also rely on higher cost Federal Home Loan Bank borrowings as a supplemental funding source. At December 31, 2022, our ratio of net loans to deposits was 104.3% and our Federal Home Loan Bank borrowings totaled $99.4 million. We continue to focus on expanding core deposits by leveraging our business development officers and commercial lending and retail relationships.

- ***Grow organically and through opportunistic acquisitions or de novo branching.*** Our primary intention is to grow our balance sheet organically and use our capital to increase our lending and investment capacity. As a local independent bank, we believe we will have opportunities to gain market share from customer fallout resulting from the consolidation of competing financial institutions in our market area into larger, out-of-market acquirers. In addition to organic growth, we may also consider expansion opportunities in our market area or in contiguous markets that we believe would enhance both our franchise value and stockholder returns. These opportunities include establishing loan production offices, establishing new, or de novo, branch offices and/or acquiring branch offices. We have no current plans or intentions regarding any such expansion plans.

These strategies are unchanged from disclosed business strategies in previous annual reports. We intend to continue to pursue these business strategies, subject to changes necessitated by future market conditions, regulatory restrictions and other factors. COVID-19 has impacted economic conditions, customer behaviors, credit and asset quality and liquidity. While we are committed to the business strategies noted above, we recognize the challenges and uncertainties of the current environment and plan to execute these strategies as market conditions allow.

Critical Accounting Policies and Critical Accounting Estimates

The discussion and analysis of the financial condition and results of operations are based on our consolidated financial statements, which are prepared in conformity with generally accepted accounting principles used in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of income and expenses. We believe the following estimates are both important to the presentation of our consolidated financial condition and results of operations and require subjective or complex judgments and, therefore, we consider the accounting policies and estimates discussed below to be critical. The estimates and assumptions that we use are based on historical experience and various other factors and are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, resulting in a change that could have a material impact on the carrying value of our assets and liabilities and our results of operations.

Our critical accounting policies involve the calculation of the allowance for loan losses and the measurement of the fair value of financial instruments. The allowance for loan losses is established as losses that are estimated to have occurred through a provision for loan losses charged to earnings. The allowance for loan losses is evaluated on a regular basis by management. This evaluation focuses on many factors, including, but not limited to: evaluation of facts and circumstances related to specific loans, ongoing review and grading of the asset quality of loan segments, consideration of historical loan loss and delinquency experience by loan segment, trends in past due and nonaccrual loans, the level of classified loans, the risk characteristics of the various loan segments, changes in the size of the loan portfolio, concentrations of loans to specific borrowers or industries, existing economic conditions which could impact the loan portfolio, the fair value of the underlying collateral, and other qualitative and quantitative factors which could affect potential credit losses. The primary quantitative consideration for assessing the adequacy of the allowance for loan losses is our average historical incurred loss experience for the preceding three years. Since we have not experienced significant historical incurred losses, the evaluation of the adequacy of the allowance for loan losses is determined primarily by the consideration of the qualitative factors noted above. Credit risks are inherently different for each segment of the loan portfolio such that the applicability of certain qualitative factors to a particular loan segment is determined by the various risk characteristics of the loan segment. Assessing these factors involves significant judgment. Because each of the criteria used in the evaluation is susceptible to significant revision as current economic trends and conditions change, the established allowance for loan losses may not be indicative of potential credit losses. Therefore, management considers the calculation of the allowance for loan losses a critical accounting estimate.

The allowance for loan losses consists of general, allocated and unallocated components. The general component is based primarily on our average historical loss rates for the preceding three years adjusted for qualitative factors stratified by our loan segments. The reported amount of this component may be impacted by portfolio growth trends and concentrations, levels and trends of delinquencies and local and national economic trends and conditions. The allocated component relates to loans that are classified as impaired. Generally, our impaired loans are collateral-dependent and impairment is measured through the collateral method. When the measurement of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through the allowance for loan losses. At December 31, 2022 and 2021, the collateral values of collateral-dependent impaired loans was sufficient and no impairment charge was necessary. The unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance for loan losses reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general reserves in the portfolio. There were no changes to the policies or methodologies pertaining to the components of allowance for loan losses during the years ended December 31, 2022 and 2021.

Our allowance for loan losses as a percent of total loans decreased from 0.95% at December 31, 2021 to 0.89% at December 31, 2022, which primarily reflects the impact of our consideration of the current economic conditions that affect the qualitative factors used in the determination of the allowance for loan losses as they have evolved over these periods from the impact of the COVID-19 pandemic to inflationary pressures and geopolitical concerns, among other considerations.

The Company's measurement of the fair value of its financial instruments is subject to uncertainty primarily due to the lack of quoted market prices for a portion of its various assets and liabilities. Fair values, where quoted market prices are not available are based on estimates using the present value of cash flows or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

Certain of the Company's financial assets are measured at fair value on a recurring or non-recurring basis. The Company's primary financial asset measured at fair value on a recurring basis is its securities available-for-sale. For these securities, we obtain fair value measurements from independent pricing services which consider observable data that may include reported trades, dealer quotes, the instrument's terms and conditions, as well as other market data. These fair value measurements are significantly impacted by changes in market interest rates and current economic conditions as compared to the coupon rates for the financial assets. We obtain a monthly market rate volatility report to confirm that the overall price volatility of the portfolio is within prescribed policy limits.

Fair value of the Company's mortgage servicing rights is also measured on a recurring basis based upon a valuation model that calculates the present value of estimated future net servicing income. We rely on an independent valuation from a third party which uses a discounted cash flow model to estimate the fair value of our mortgage servicing rights. The valuation model utilizes interest rate, prepayment speed and default rate assumptions that market participants would use in estimating future income and that can be validated against available market data. These assumptions are inherently sensitive to change as these unobservable inputs are not based upon quoted prices in active markets or otherwise observable. We periodically review the assumptions underlying the valuation of our mortgage servicing rights. While we believe the values produced by the discounted cash flow model are indicative of the fair value of our mortgage servicing rights portfolio, these values can change significantly depending upon factors such as the then current interest rate environment, estimated prepayments speeds of the underlying mortgage loans being serviced, and other economic conditions.

Fair value of the Company's derivatives is measured on a recurring basis using the discounted cash flow method on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. These fair value measurements are significantly impacted by changes in market interest rates and current economic conditions as compared to the coupon rates for the derivatives. We obtain a monthly interest rate volatility report to monitor the volatility of our derivatives portfolio.

At December 31, 2022 and 2021, there were no financial assets or liabilities measured at fair value on a non-recurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (i.e., where there is evidence of impairment). This may include certain impaired loans reported at the fair value of the underlying collateral. The Company has no non-financial assets or non-financial liabilities measured at fair value on a recurring or non-recurring basis.

ASC Topic 825, "Financial Instruments," also requires disclosure of the fair value of financial assets and financial liabilities that are not measured and reported at fair value on a recurring or non-recurring basis. ASU 2016-01 requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. The exit price notion is a market-based measurement of fair value that is represented by the price to sell an asset or transfer a liability in the principal market (or most advantageous market in the absence of a principal market) on the measurement date. At December 31, 2022 and 2021, fair values of loans are estimated on an exit price basis incorporating discounts for credit, liquidity and marketability factors. At December 31, 2022 and 2021, these factors have not materially impacted the estimated fair values of loans as compared to their carrying amounts.

Emerging Growth Company Status

Under the JOBS Act, a company with total annual gross revenues of less than $1.07 billion (adjusted for inflation) during its most recently completed fiscal year qualifies as an "emerging growth company." The Company qualifies as an emerging growth company under the JOBS Act.

An "emerging growth company" may choose not to hold non-binding advisory stockholder votes on annual executive compensation (more frequently referred to as "say-on-pay" votes) or on executive compensation payable in connection with a merger (more frequently referred to as "say-on-golden parachute" votes). An emerging growth company is not subject to the requirement that its auditors attest to the effectiveness of the company's internal control over financial reporting and can provide scaled disclosure regarding executive compensation; however, the Company will also not be subject to the auditor attestation requirement or additional executive compensation disclosure so long as it remains a "smaller reporting company" under SEC regulations (generally less than $250 million of voting and non-voting equity held by non-affiliates). Finally, an emerging growth company may elect to comply with new or amended accounting pronouncements in the same manner as a private company, but must make such election when the company is first required to file a registration statement. Such an election is irrevocable during the period a company is an emerging growth company. The extended transition period is generally one year, although it may vary for any particular accounting pronouncement. We have opted to take advantage of the benefits of this extended transition period. Accordingly, our consolidated financial statements may not be comparable to companies that comply with such new or revised accounting standards.

A company loses emerging growth company status on the earlier of: (i) the last day of the fiscal year of the company during which it had total annual gross revenues of $1.07 billion or more (adjusted for inflation); (ii) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the company pursuant to an effective registration statement under the Securities Act of 1933 (which will be December 31, 2024 for the Company); (iii) the date on which such company has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which such company is deemed to be a "large accelerated filer" under Securities and Exchange Commission regulations (generally, at least $700 million of voting and non-voting equity held by non-affiliates).

Comparison of Financial Condition at December 31, 2022 and December 31, 2021

Total Assets. Total assets were $537.4 million as of December 31, 2022, an increase of $50.3 million, or 10.3%, when compared to total assets of $487.1 million at December 31, 2021. The increase was due primarily to an increase in securities available-for-sale and net loans.

Cash and Due From Banks. Cash and due from banks increased $1.7 million, or 24.3%, to $8.3 million at December 31, 2022 from $6.6 million at December 31, 2021. This increase primarily resulted from a $69.9 million increase in borrowings offset by a $10.9 million decrease in total deposits, a $25.9 million increase in net loans and a $14.7 million increase in securities available-for-sale ($29.8 million net of increase in net unrealized losses) during the year ended December 31, 2022.

Available-for-Sale Securities. Available-for-sale securities increased by $14.7 million, or 16.1%, to $106.1 million at December 31, 2022 from $91.4 million at December 31, 2021. This increase was due to investment purchases totaling $41.5 million, offset by proceeds from principal repayments, calls and sales totaling $9.9 million and a $15.1 million increase in net unrealized losses within the portfolio.

Net Loans. Net loans increased $25.9 million, or 6.9%, to $398.9 million at December 31, 2022 from $373.1 million at December 31, 2021. During the year ended December 31, 2022, we originated $98.9 million of loans. During 2022, we also purchased $1.3 million of one- to four-family residential mortgages and $2.4 million of consumer loans secured by manufactured housing properties. As of December 31, 2022 and 2021, the portfolios of purchased loans had outstanding principal balances of $30.5 million and $29.7 million, respectively, and were performing in accordance with their original repayment terms. Net deferred loan costs increased $799,000, or 48.4%, to $2.4 million at December 31, 2022 from $1.7 million at December 31, 2021 due primarily to the increase in deferred costs on one- to four-family residential mortgage loans, consumer loans and commercial loan fees and costs. SBA fee and interest income recognized during the years ended December 31, 2022 and 2021 was approximately $233,000 and $1.1 million, respectively, and is included in interest and fees on loans.

One- to four-family residential mortgage loans increased $17.3 million, or 7.4%, to $251.5 million at December 31, 2022 from $234.2 million at December 31, 2021. Commercial real estate mortgage loans increased $8.4 million, or 11.7%, to $80.5 million at December 31, 2022 from $72.1 million at December 31, 2021. Acquisition, development and land loans decreased $2.9 million, or 13.5%, to $18.5 million at December 31, 2022 from $21.4 million at December 31, 2021. Commercial and industrial loans decreased $2.8 million, or 10.4%, to $24.1 million at December 31, 2022 from $26.9 million at December 31, 2021. Home equity loans and lines of credit increased $3.2 million, or 46.3%, to $10.2 million at December 31, 2022 from $6.9 million at December 31, 2021. Multi-family real estate loans decreased $813,000, or 9.0%, to $8.2 million at December 31, 2022 from $9.0 million at December 31, 2021. Consumer loans increased by $2.6 million, or 57.2%, to $7.2 million at December 31, 2022 from $4.6 million at December 31, 2021. The decrease in our commercial and industrial loan portfolio was due primarily to $5.5 million of PPP loan forgiveness during 2022. Excluding the impact of PPP loans, commercial and industrial loans increased by $2.7 million during 2022.

Our strategy to grow the balance sheet continues to be through originations of one- to four-family residential mortgage loans, while also diversifying into higher yielding commercial and multi-family real estate loans and commercial and industrial loans to improve net margins and manage interest rate risk. We also continue to sell selected, conforming 15-year and 30-year fixed rate mortgage loans to the secondary market on a servicing retained basis, providing us a recurring source of revenue from loan servicing income and gains on the sale of such loans.

Our allowance for loan losses was $3.6 million at December 31, 2022 and 2021. The Company measures and records its allowance for loan losses based upon an incurred loss model. Under this approach, loan loss is recognized when it is probable that a loss event was incurred. This approach also considers qualitative adjustments to the quantitative baseline determined by the model. The Company considers the impact of current environmental factors at the measurement date that did not exist over the period from which historical experience was used. Relevant factors include, but are not limited to, concentrations of credit risk (geographic, large borrower and industry), economic trends and conditions, changes in underwriting standards, experience and depth of lending staff, trends in delinquencies and the level of criticized loans. The Company made relevant adjustments to its qualitative factors in the measurement of its allowance for loan losses at December 31, 2022 and 2021 that balanced the need to consider the recognition of a provision during the year while adhering to an incurred loss recognition and measurement principle which prohibits the recognition of future or lifetime losses.

The Company has limited or no direct exposure to industries that have been hardest hit by the COVID-19 pandemic, including oil and gas/energy, credit cards, airlines, cruise ships, arts/entertainment/recreation, casinos and shopping malls. Our exposure to the transportation and hospitality/restaurant industries amounted to less than 5% of our total loan portfolio at December 31, 2022 and 2021.

Deposits. Our deposits are generated primarily from residents within our primary market area. We offer a selection of deposit accounts, including non-interest-bearing and interest-bearing checking accounts, savings accounts, money market accounts and time deposits, for both individuals and businesses.

Deposits decreased $10.9 million, or 2.8%, to $382.4 million at December 31, 2022 from $393.2 million at December 31, 2021 primarily as a result of a decrease in core deposits offset by an increase in time deposits. Core deposits (defined as all deposits other than time deposits) decreased $14.3 million, or 4.3%, to $320.6 million at December 31, 2022 from $334.9 million at December 31, 2021. The decrease in core deposits was due to a $5.9 million, or 5.9%, decrease in non-interest bearing accounts, a decrease in money market deposits of $10.4 million, or 14.6%, and a decrease in savings deposits of $2.4 million, or 4.2%, partially offset by a $4.4 million, or 4.1%, increase in NOW accounts and demand deposits. Time deposits increased $3.4 million, or 5.9%, to $61.7 million at December 31, 2022 from $58.3 million at December 31, 2021. At December 31, 2022 and 2021, there were $18.1 million of brokered deposits included in time deposits. The purchase of brokered deposits offered a lower cost alternative to advances from the Federal Home Loan Bank of a similar duration.

Borrowings. Total borrowings increased $69.9 million, or 237.4%, to $99.4 million at December 31, 2022 from $29.5 million at December 31, 2021 in support of the Company's investment and loan growth initiatives.

Total Stockholders' Equity. Total stockholders' equity decreased $11.1 million, or 18.4%, to $49.3 million at December 31, 2022 from $60.5 million at December 31, 2021. This decrease was due primarily to an other comprehensive loss of $10.4 million related to net changes in unrealized holding losses in the available-for-sale securities portfolio and changes in the fair value of interest rate swap derivatives, as a result of an increase in market interest rates during the year ended December 31, 2022, net loss of $565,000, and treasury stock purchases of $629,000, partially offset by the recognition of $511,000 of previously unearned compensation for the year ended December 31, 2022.

Non-performing Assets. Non-performing assets include loans that are 90 or more days past due or on non-accrual status, including TDRs on non-accrual status, and real estate and other loan collateral acquired through foreclosure and repossession. TDRs include loans for which either a portion of interest or principal has been forgiven or loans modified at interest rates materially less than current market rates.

Management determines that a loan is impaired or non-performing when it is probable at least a portion of the loan will not be collected in accordance with the original terms due to a deterioration in the financial condition of the borrower or the value of the underlying collateral if the loan is collateral-dependent. When a loan is determined to be impaired, the measurement of the loan in the allowance for loan losses is based on present value of expected future cash flows, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Non-accrual loans are loans for which collectability is questionable and, therefore, interest on such loans will no longer be recognized on an accrual basis.

We generally cease accruing interest on our loans when contractual payments of principal or interest have become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. Interest received on non-accrual loans generally is applied against principal or applied to interest on a cash basis. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for at least six consecutive months and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Non-performing loans were $89,000, or 0.02% of total loans, at December 31, 2022, compared to $837,000, or 0.22% of total loans, at December 31, 2021. At December 31, 2022, non-performing loans consist primarily of a residential mortgage loan to a deceased borrower which had an outstanding balance of $84,000. The property has an estimated market value of $420,000. At December 31, 2021, non-performing loans consisted primarily of a residential mortgage loan and HELOC to deceased borrowers and a $195,000 non-performing residential mortgage loan that was repurchased from Freddie Mac and restructured in 2021. The property securing both the residential mortgage loan and HELOC was sold in July 2022 and all outstanding loan balances were paid. The non-performing residential mortgage loan that was repurchased from Freddie Mac and restructured in 2021 was returned to performing status during June 2022. The outstanding balance of this now accruing TDR was $189,000 and $195,000 at December 31, 2022 and 2021, respectively. At December 31, 2022 and 2021, we had no foreclosed assets.

Comparison of Operating Results for the Years Ended December 31, 2022 and 2021

Net Income. Net loss was $565,000 for the year ended December 31, 2022, compared to net income of $2.6 million for the year ended December 31, 2021, a decrease of $3.2 million, or 121.6%. The decrease was related primarily to a $3.7 million, or 28.2%, increase in non-interest expense and a $1.4 million, or 60.5%, decrease in non-interest income offset by a $808,000, or 5.7%, increase in net interest and dividend income after provision for loan losses and a $1.1 million decrease in provision for income taxes during the year ended December 31, 2022.

Interest and Dividend Income. Interest and dividend income increased $1.1 million, or 7.2%, to $16.6 million for the year ended December 31, 2022 from $15.5 million for the year ended December 31, 2021. This increase was due primarily to an increase in interest and dividend income on investments. Interest and fees on loans for the years ended December 31, 2022 and 2021 included $233,000 and $1.1 million of interest and fees earned on PPP loans, respectively.

Average interest-earning assets increased $28.6 million, or 6.1%, to $497.0 million for the year ended December 31, 2022 from $468.4 million for the year ended December 31, 2021. The weighted average yield on interest-earning assets increased 3 basis points to 3.34% for the year ended December 31, 2022 from 3.31% for the year ended December 31, 2021. The weighted average yield for the loan portfolio decreased 13 basis points to 3.66% for the year ended December 31, 2022 from 3.79% for the year ended December 31, 2021 due primarily to the decrease in interest and fees earned on PPP loans. The weighted average yield for all other interest-earning assets increased to 2.25% for the year ended December 31, 2022 from 1.42% for the year ended December 31, 2021 due primarily to the investment in higher-yielding taxable and non-taxable debt securities.

Interest Expense. Total interest expense increased $512,000, or 41.5%, to $1.7 million for the year ended December 31, 2022 from $1.2 million for the year ended December 31, 2021. Interest expense on deposits increased $97,000 for the year ended December 31, 2022 compared to the year ended December 31, 2021. The average balance of interest-bearing deposits increased $4.7 million, or 1.6%, to $297.0 million for the year ended December 31, 2022 from $292.4 million for the year ended December 31, 2021 primarily as a result of an increase in the average balance of NOW and demand and savings deposits offset by a decrease in the average balances of money market and time deposits. The weighted average rate of interest-bearing deposits increased to 0.23% for the year ended December 31, 2022 from 0.20% for the year ended December 31, 2021 due primarily to an increase in market interest rates.

Interest expense on borrowings consists of interest on advances from the Federal Home Loan Bank and the Federal Reserve Bank. Interest expense on borrowings increased $397,000, or 61.2%, to $1.0 million for the year ended December 31, 2022 from $649,000 for the year ended December 31, 2021 primarily due to an increase in the average balance of borrowings and market interest rates partially offset by the retirement of $20.0 million of long-term borrowings from the FHLB in advance of their scheduled maturities in late 2021. The average balance of borrowings increased $22.7 million, or 55.1%, to $63.9 million for the year ended December 31, 2022 from $41.2 million for the year ended December 31, 2021. The weighted average rate of borrowings increased to 1.64% for the year ended December 31, 2022 from 1.57% for the year ended December 31, 2021 due primarily to an increase in market interest rates.

Net Interest and Dividend Income. Net interest and dividend income increased $603,000, or 4.2%, to $14.9 million for the year ended December 31, 2022 from $14.3 million for the year ended December 31, 2021. This increase was due to a $28.6 million, or 6.1%, increase in the balance of average interest-earning assets, consisting primarily of increases in the average balances of loans and debt securities, offset by an increase of $27.1 million, or 8.1%, in the average balance of interest-bearing liabilities, consisting primarily of an increase in the average balance of borrowings, during the year ended December 31, 2022. Net interest margin decreased to 2.99% for the year ended December 31, 2022 from 3.04% for the year ended December 31, 2021 due primarily to an increase in the weighted average rate of interest-bearing liabilities offset partially by an increase in the weighted average yield on debt securities.

Provision for Loan Losses. Based upon management's analysis of the allowance for loan losses, no provision for loan losses was recorded for the year ended December 31, 2022 compared to $205,000 for the year ended December 31, 2021.

Non-Interest Income. Non-interest income decreased $1.4 million, or 60.5%, to $888,000 for the year ended December 31, 2022 compared to $2.2 million for the year ended December 31, 2021. The decrease in non-interest income during the year ended December 31, 2022 was due primarily to $747,000 of losses realized on the sale of securities and a decrease of $128,000, or 98.5%, in gain on sale of loans offset by a $81,000, or 32.8%, increase in investment service fees.

Non-Interest Expense. Non-interest expense increased $3.7 million, or 28.2%, to $16.8 million for the year ended December 31, 2022 from $13.1 million for the year ended December 31, 2021. The increase in non-interest expense was due primarily to a $2.8 million, or 36.3%, increase in salaries and employee benefits, a $237,000, or 65.7%, increase in marketing, and a $149,000, or 17.9%, increase in professional fees and assessments during the year ended December 31, 2021. The increase in salaries and benefits during the year ended December 31, 2022 was due primarily to a $1.5 million charge to withdraw from the Pentegra DB Plan, to filling certain open positions and associated recruitment fees, normal salary increases and the recognition of previously unearned compensation associated with the restricted stock awards granted in 2021. The increase in marketing during the year ended December 31, 2022 included a $150,000 donation to the First Seacoast Community Foundation, Inc.

Income Taxes. Income tax benefit was $451,000 for the year ended December 31, 2022 compared to an income tax expense of $601,000 for the year ended December 31, 2021. The effective tax rate was (44.4)% and 18.7% for the years ended December 31, 2022 and 2021, respectively. Loss before income tax benefit was $1.0 million for the year ended December 31, 2022 as compared to $3.2 million of income before income tax expense for the year ended December 31, 2021. The decrease in the effective tax rate for 2022 as compared to 2021 was primarily due to the loss before income tax benefit and the amount of non-taxable income as a percentage of loss before income tax benefit in the current year as compared to the prior year offset in part by an increase in the valuation allowance.

Average Balance Sheets

The following tables set forth average balance sheets, average yields and costs and certain other information at the date and for the years indicated. No tax-equivalent yield adjustments have been made, as the effects would be immaterial. All average balances are daily average balances. Non-accrual loans are included in the computation of average balances only. The yields set forth below include the effect of net deferred fee income, discounts and premiums that are amortized or accreted to interest income or interest expense. Average loan balances exclude loans held for sale, if applicable. The following tables include no out-of-period items or adjustments.

	For the Year Ended December 31,					
	2022			**2021**		
	Average Outstanding Balance	Interest	Average Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate
(Dollars in thousands)						
Interest-earning assets:						
Loans [4]	$ 385,202	$ 14,092	3.66%	$ 372,385	$ 14,129	3.79%
Taxable debt securities	52,736	995	1.89%	29,629	375	1.27%
Non-taxable debt securities	49,782	1,316	2.64%	38,744	895	2.31%
Interest-bearing deposits with other banks	6,571	89	1.35%	25,681	73	0.28%
Federal Home Loan Bank stock	2,733	118	4.32%	1,962	23	1.17%
Total interest-earning assets	497,024	16,610	3.34%	468,401	15,495	3.31%
Non-interest-earning assets	15,832			11,432		
Total assets	$ 512,856			$ 479,833		
Interest-bearing liabilities:						
NOW and demand deposits	$ 112,504	$ 139	0.12%	$ 105,940	$ 126	0.12%
Money market deposits	66,936	151	0.23%	73,810	105	0.14%
Savings deposits	62,471	82	0.13%	54,626	32	0.06%
Time deposits	55,129	311	0.56%	57,988	323	0.56%
Total interest-bearing deposits	297,040	683	0.23%	292,364	586	0.20%
Borrowings	63,916	1,046	1.64%	41,220	649	1.57%
Other	1,864	18	0.97%	2,169	—	—
Total interest-bearing liabilities	362,820	1,747	0.48%	335,753	1,235	0.37%
Non-interest-bearing deposits	92,576			80,295		
Other noninterest-bearing liabilities	3,782			3,898		
Total liabilities	459,178			419,946		
Total equity	53,678			59,887		
Total liabilities and equity	$ 512,856			$ 479,833		
Net interest income		$ 14,863			$ 14,260	
Net interest rate spread [1]			2.86%			2.94%
Net interest-earning assets [2]	$ 134,204			$ 132,648		
Net interest margin [3]			2.99%			3.04%
Average interest-earning assets as a percent of interest-bearing liabilities	136.99%			139.51%		

(1) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.
(2) Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(3) Net interest margin represents net interest income divided by average total interest-earning assets.
(4) Net deferred fee (expense) income included in loan interest totaled $(194,000) and $587,000 for the years ended December 31, 2022 and 2021, respectively.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on our net interest income for the years indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume.

	Year Ended December 31, 2022 vs. 2021		
	Increase (Decrease) Due to		Total Increase
(In thousands)	Volume	Rate	(Decrease)
Interest-earning assets:			
Loans	$ 478	$ (515)	$ (37)
Taxable debt securities	381	239	620
Non-taxable debt securities	279	142	421
Interest-bearing deposits with other banks	(88)	104	16
Federal Home Loan Bank stock	12	83	95
Total interest-earning assets	1,062	53	1,115
Interest-bearing liabilities:			
NOW and demand deposits	8	5	13
Money market deposits	(11)	57	46
Savings deposits	5	45	50
Time deposits	(16)	4	(12)
Total interest-bearing deposits	(14)	111	97
Borrowings	371	26	397
Other	—	18	18
Total interest-bearing liabilities	357	155	512
Change in net interest income	$ 705	$ (102)	$ 603

Management of Market Risk

General. Most of our assets and liabilities are monetary in nature. Consequently, our most significant form of market risk is interest rate risk. Our assets, consisting primarily of loans, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage our exposure to changes in market interest rates. Accordingly, the board of directors established a management-level Asset/Liability Management Committee (the “ALCO”), which takes responsibility for overseeing the asset/liability management process and related procedures. The ALCO meets on at least a quarterly basis and reviews asset/liability strategies, liquidity positions, alternative funding sources, interest rate risk measurement reports, capital levels and economic trends at both national and local levels. Our interest rate risk position is also monitored quarterly by the board of directors.

We manage our interest rate risk in an effort to minimize the exposure of our earnings and capital to changes in market interest rates. We have implemented the following strategies to manage our interest rate risk: originating loans with adjustable interest rates; promoting core deposit products; selling a portion of fixed-rate one- to four-family residential real estate loans; maintaining investments as available-for-sale; diversifying our loan portfolio; and strengthening our capital position. By following these strategies, we believe that we are better positioned to react to changes in market interest rates.

Net Portfolio Value Simulation. We analyze our sensitivity to changes in interest rates through a net portfolio value of equity (“NPV”) model. NPV represents the present value of the expected cash flows from our assets less the present value of the expected cash flows arising from our liabilities adjusted for the value of off-balance sheet contracts. The NPV ratio represents the dollar amount of our NPV divided by the present value of our total assets for a given interest rate scenario. NPV attempts to quantify our economic value using a discounted cash flow methodology while the NPV ratio reflects that value as a form of capital ratio. We estimate what our NPV would be at a specific date. We then calculate what the NPV would be at the same date throughout a series of interest rate scenarios representing immediate and permanent, parallel shifts in the yield curve. We currently calculate NPV under the assumptions that interest rates increase 100, 200, 300 and 400 basis points from current market rates and that interest rates decrease 100, 200, 300 and 400 basis points from current market rates.

The following table presents the estimated changes in our net portfolio value that would result from changes in market interest rates as of December 31, 2022 and 2021.

As of December 31, 2022:

Basis Point ("bp") Change in Interest Rates	Net Portfolio Value ("NPV")			NPV as Percent of Portfolio Value of Assets	
	Dollar Amount	Dollar Change	Percent Change	NPV Ratio	Change
	(Dollars in thousands)				
400 bp	$ 64,978	$ (31,915)	(32.9)%	15.3%	$ (401)
300 bp	72,904	(23,989)	(24.8)	16.4	(284)
200 bp	80,715	(16,178)	(16.7)	17.5	(180)
100 bp	89,144	(7,749)	(8.0)	18.5	(78)
0	96,893	—	—	19.3	—
(100) bp	102,856	5,963	6.2	19.6	37
(200) bp	106,776	9,883	10.2	19.6	35
(300) bp	107,095	10,202	10.5	19.0	(29)
(400) bp	99,984	3,091	3.2	17.3	(199)

As of December 31, 2021:

Basis Point ("bp") Change in Interest Rates	Net Portfolio Value ("NPV")			NPV as Percent of Portfolio Value of Assets	
	Dollar Amount	Dollar Change	Percent Change	NPV Ratio	Change
	(Dollars in thousands)				
400 bp	$ 46,403	$ (9,528)	(17.0)%	11.2%	$ (23)
300 bp	49,878	(6,053)	(10.8)	11.6	12
200 bp	53,103	(2,828)	(5.1)	11.8	35
100 bp	55,794	(137)	(0.2)	11.9	43
0	55,931	—	—	11.4	—
(100) bp	47,729	(8,202)	(14.7)	9.5	(195)

The percent change to NPV in the -100 bp change in interest rates scenario was -14.7% at December 31, 2021 versus a policy limit of -10.0%. An extremely low interest rate environment may artificially reduce the calculated inherent value of the Bank's non-maturity deposits, which can inordinately impact the sensitivity of the NPV resulting in a mathematical aberration. All other categories of percent change to NPV were within policy limits. All categories of percent change to NPV were within policy limits at December 31, 2022.

Certain shortcomings are inherent in the methodologies used in the above interest rate risk measurements. Modeling changes require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. The above table assumes that the composition of our interest-sensitive assets and liabilities existing at the date indicated remains constant uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the table provides an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our NPV and will differ from actual results.

Economic Value of Equity. Like most financial institutions, our profitability depends to a large extent upon our net interest income, which is the difference between our interest income on interest-earning assets, such as loans and securities, and our interest expense on interest-bearing liabilities, such as deposits and borrowed funds, adjusted for the value of off-balance sheet contracts. Accordingly, our results of operations depend largely on movements in market interest rates and our ability to manage our interest-rate sensitive assets and liabilities in response to these movements. Factors such as inflation, recession, and instability in financial markets, among other factors beyond our control, may affect interest rates.

In a rising interest rate environment, we would expect that the rates on our deposits and borrowings would reprice upwards faster than the rates on our long-term loans and investments, which would be expected to compress our interest rate spread and have a negative effect on our profitability. Furthermore, increases in interest rates may adversely affect the ability of our borrowers to make loan repayments on adjustable-rate loans, as the interest owed on such loans would increase as interest rates increase. Conversely, decreases in interest rates can result in increased prepayments of loans and mortgage-related securities, as borrowers refinance to reduce their borrowing costs. Under these circumstances, we are subject to reinvestment risk as we may have to redeploy such loan or securities proceeds into lower-yielding assets, which might also negatively impact our income. If interest rates rise, we expect that our economic value of equity would decrease. Economic value of equity represents the present value of the expected cash flows from our assets less the present value of the expected cash flows arising from our liabilities. The Bank's economic value of equity analysis as of December 31, 2022 estimated that, in the event of an instantaneous 200 basis point increase in interest rates, the Bank would experience a 16.7% decrease in economic value of equity. At the same date, our analysis estimated that, in the event of an instantaneous 200 basis point decrease in interest rates, the Bank would experience a 10.2% increase in the economic value of equity.

Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition, liquidity and results of operations. Changes in the level of interest rates also may negatively affect our ability to originate real estate loans, the value of our assets and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings. Also, our interest rate risk modeling techniques and assumptions likely may not fully predict or capture the impact of actual interest rate changes on our balance sheet or projected operating results.

Liquidity and Capital Resources

Liquidity describes our ability to meet the financial obligations that arise in the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund current and planned expenditures. Our primary sources of funds are deposits, principal and interest payments on loans and securities, proceeds from the sale of loans and proceeds from sales and maturities of securities. We also rely on borrowings from the Federal Home Loan Bank as supplemental sources of funds. At December 31, 2022, we had $99.4 million outstanding in advances from the Federal Home Loan Bank and the ability to borrow an additional $36.5 million. Additionally, at December 31, 2022, we had an overnight line of credit with the Federal Home Loan Bank for up to $3.0 million and unsecured Fed Funds borrowing lines of credit with two correspondent banks for up to $5.0 million. At December 31, 2022, there were no outstanding balances under any of these additional credit facilities.

While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. Our most liquid assets are cash and cash equivalents and available-for-sale investment securities. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period.

Our cash flows are comprised of three primary classifications: cash flows from operating activities; investing activities and financing activities. Net cash provided by operating activities was $973,000 and $2.4 million for the years ended December 31, 2022 and 2021, respectively. Net cash used by investing activities, which consists primarily of disbursements for loan originations and loan purchases and the purchase of securities available-for-sale, offset by principal collections on loans, proceeds from sales, maturities and principal payments received on securities available-for-sale, was $58.1 million and $43.5 million for the years ended December 31, 2022 and 2021, respectively. Net cash provided by financing activities, consisting primarily of activity in deposit accounts, Federal Home Loan Bank and Federal Reserve Bank advances, was $58.7 million and $41.7 million for the years ended December 31, 2022 and 2021, respectively.

We are committed to maintaining a strong liquidity position. We monitor our liquidity position on a daily basis. We anticipate that we will have sufficient funds to meet our current funding commitments. We have no material commitments for capital expenditures as of December 31, 2022. Our current strategy is to increase core deposits and utilize FHLB advances and brokered deposits to fund loan growth.

First Seacoast Bancorp, Inc. is a separate legal entity from First Seacoast Bank and must provide for its own liquidity to pay its operating expenses and other financial obligations and to fund repurchases of shares of common stock. The Company's primary source of income is dividends received from the Bank. The amount of dividends that the Bank may declare and pay to the Company is governed by applicable bank regulations. At December 31, 2022, First Seacoast Bancorp (a federal corporation) (on an unconsolidated basis) had liquid assets of $9.3 million. As of December 31, 2022, First Seacoast Bancorp (a federal corporation) had repurchased 136,879 shares of its common stock at a weighted average price of $10.01 per share.

At December 31, 2022, First Seacoast Bank exceeded all of its regulatory capital requirements. See Note 17 of the notes to our consolidated financial statements of this annual report. Management is not aware of any conditions or events that would change First Seacoast Bank's categorization as well-capitalized.

Recent Accounting Developments

For a discussion of the impact of recent accounting pronouncements, see Note 3 of the notes to our consolidated financial statements of this annual report.

Impact of Inflation and Changing Prices

The consolidated financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

ITEM 7A. <u>Quantitative and Qualitative Disclosures About Market Risk</u>

The information regarding this Item is contained in Item 7 under the heading "Management of Market Risk."

ITEM 8. <u>Financial Statements and Supplementary Data</u>

<p style="text-align:center">FIRST SEACOAST BANCORP AND SUBSIDIARIES</p>

<p style="text-align:center">CONSOLIDATED BALANCE SHEETS</p>

	December 31,			
(Dollars in thousands)		**2022**		**2021**
ASSETS				
Cash and due from banks	$	8,250	$	6,638
Interest bearing time deposits with other banks		747		1,245
Securities available-for-sale, at fair value		106,100		91,365
Federal Home Loan Bank stock		3,502		1,688
Total loans		402,505		376,641
Less allowance for loan losses		(3,581)		(3,590)
Net loans		398,924		373,051
Land, building and equipment, net		4,181		4,566
Bank-owned life insurance		4,561		4,461
Accrued interest receivable		1,988		1,499
Other assets		9,171		2,561
Total assets	$	537,424	$	487,074
LIABILITIES AND STOCKHOLDERS' EQUITY				
Deposits:				
Non-interest bearing deposits	$	92,757	$	98,624
Interest bearing deposits		289,606		294,619
Total deposits		382,363		393,243
Advances from Federal Home Loan Bank		99,397		29,462
Mortgagors' tax escrow		938		652
Deferred compensation liability		1,830		1,729
Other liabilities		3,559		1,520
Total liabilities		488,087		426,606
Stockholders' Equity:				
Preferred Stock, $.01 par value, 10,000,000 shares authorized, none issued		—		—
Common Stock, $.01 par value, 90,000,000 shares authorized; 6,201,770 issued and 6,064,298 outstanding at December 31, 2022; and 6,201,770 issued and 6,123,337 outstanding as of December 31, 2021		62		62
Additional paid-in capital		26,768		26,783
Retained earnings		36,248		36,813
Accumulated other comprehensive (loss) income		(9,727)		721
Treasury stock, at cost: 137,472 and 78,433 shares as of December 31, 2022 and 2021, respectively		(1,377)		(748)
Unearned stock compensation		(2,637)		(3,163)
Total stockholders' equity		49,337		60,468
Total liabilities and stockholders' equity	$	537,424	$	487,074

<p style="text-align:center">The accompanying notes are an integral part of these consolidated financial statements.</p>

FIRST SEACOAST BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF (LOSS) INCOME

			Year Ended December 31,		
(Dollars in thousands, except per share data)			**2022**		**2021**
Interest and dividend income:					
Interest and fees on loans	$		14,092	$	14,129
Interest on debt securities:					
Taxable			1,084		448
Non-taxable			1,316		895
Total interest on debt securities			2,400		1,343
Dividends			118		23
Total interest and dividend income			16,610		15,495
Interest expense:					
Interest on deposits			701		586
Interest on borrowings			1,046		649
Total interest expense			1,747		1,235
Net interest and dividend income			14,863		14,260
Provision for loan losses			—		205
Net interest and dividend income after provision for loan losses			14,863		14,055
Non-interest income:					
Customer service fees			1,039		1,007
Gain on sale of loans			2		130
Securities (losses) gains, net			(747)		535
Income from bank-owned life insurance			100		105
Loan servicing fee income			126		163
Investment services fees			328		247
Other income			40		62
Total non-interest income			888		2,249
Non-interest expense:					
Salaries and employee benefits			10,673		7,833
Director compensation			324		259
Occupancy expense			732		637
Equipment expense			488		548
Marketing			598		361
Data processing			1,400		1,407
Deposit insurance fees			154		125
Professional fees and assessments			983		834
Debit card fees			184		196
Employee travel and education expenses			198		120
Other expense			1,033		762
Total non-interest expense			16,767		13,082
(Loss) income before income tax (benefit) expense			(1,016)		3,222
Income tax (benefit) expense			(451)		601
Net (loss) income	$		(565)	$	2,621
(Loss) earnings per share:					
Basic	$		(0.10)	$	0.45
Diluted	$		(0.10)	$	0.45
Weighted Average Shares:					
Basic			5,767,325		5,817,509
Diluted			5,767,325		5,817,509

The accompanying notes are an integral part of these consolidated financial statements.

FIRST SEACOAST BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

| | Year Ended December 31, | |
	2022	2021
(Dollars in thousands)		
Net (loss) income	$ (565)	$ 2,621
Other comprehensive loss, net of income taxes:		
Securities available-for-sale:		
Unrealized holding losses on securities available-for-sale		
arising during the year, net of income taxes of $(4,562) and $(381)		
in 2022 and 2021, respectively	(12,283)	(1,026)
Reclassification adjustment for securities (losses) gains, net and net amortization		
of bond premiums included in net (loss) income, net of income taxes of		
$476 and $44 in 2022 and 2021, respectively	1,280	120
Total unrealized loss on securities available-for-sale	(11,003)	(906)
Derivatives:		
Change in interest rate swaps, net of income taxes of $237 and		
$78 in 2022 and 2021, respectively	639	211
Reclassification adjustment for net interest expense on swaps included in		
net income, net of income taxes of $31 and $(13) in 2022 and 2021,		
respectively	(84)	35
Total change in interest rate swaps	555	246
Other comprehensive loss	(10,448)	(660)
Comprehensive (loss) income	$ (11,013)	$ 1,961

The accompanying notes are an integral part of these consolidated financial statements.

FIRST SEACOAST BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Dollars in thousands)	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Unearned Stock Compensation	Total Stockholders' Equity
Balance December 31, 2020	6,058,024	$ 61	$ 25,606	$ 34,192	$ 1,381	$ (233)	$ (2,146)	$ 58,861
Net income	—	—	—	2,621	—	—	—	2,621
Other comprehensive income	—	—	—	—	(660)	—	—	(660)
Treasury stock activity	(52,957)	—	—	—	—	(515)	—	(515)
Issuance of stock compensation	118,270	1	1,181	—	—	—	(1,182)	—
Amortization of unearned stock compensation	—	—	—	—	—	—	46	46
ESOP shares earned - 11,924 shares	—	—	(4)	—	—	—	119	115
Balance December 31, 2021	6,123,337	$ 62	$ 26,783	$ 36,813	$ 721	$ (748)	$ (3,163)	$ 60,468
Balance December 31, 2021	6,123,337	$ 62	$ 26,783	$ 36,813	$ 721	$ (748)	$ (3,163)	$ 60,468
Net loss	—	—	—	(565)	—	—	—	(565)
Other comprehensive loss	—	—	—	—	(10,448)	—	—	(10,448)
Treasury stock activity	(59,039)	—	—	—	—	(629)	—	(629)
Amortization of unearned stock compensation	—	—	—	—	—	—	387	387
Forfeited stock compensation	—	—	(20)	—	—	—	20	—
ESOP shares earned - 11,924 shares	—	—	5	—	—	—	119	124
Balance December 31, 2022	6,064,298	$ 62	$ 26,768	$ 36,248	$ (9,727)	$ (1,377)	$ (2,637)	$ 49,337

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
(Dollars in thousands)	2022	2021
Cash flows from operating activities:		
Net (loss) income	$ (565)	$ 2,621
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
ESOP expense	124	115
Stock based compensation	387	46
Depreciation and amortization	522	561
Net amortization of bond premium	1,009	699
Provision for loan losses	—	205
Gain on sale of loans	(2)	(130)
Securities losses (gains), net	747	(535)
Proceeds from loans sold	639	6,198
Origination of loans sold	(637)	(6,068)
Increase in bank-owned life insurance	(100)	(105)
Increase in deferred loan costs	(799)	(945)
Deferred tax (benefit) expense	(296)	309
Increase in accrued interest receivable	(489)	(87)
Increase in other assets	(1,483)	(771)
Increase in deferred compensation liability	101	62
Increase in other liabilities	1,815	246
Net cash provided by operating activities	973	2,421
Cash flows from investing activities:		
Proceeds from sales, calls, maturities and principal payments received on securities available-for-sale	9,872	20,037
Purchase of securities available-for-sale	(41,452)	(57,339)
Purchase of property and equipment	(103)	(36)
Loan purchases	(3,673)	(16,022)
Loan originations and principal collections, net	(21,392)	8,468
Net loan (charge offs) recoveries	(9)	43
Net (purchase) redemption of Federal Home Loan Bank stock	(1,814)	108
Proceeds from sales and maturities of interest bearing time deposits with other banks	498	1,243
Net cash used by investing activities	(58,073)	(43,498)
Cash flows from financing activities:		
Net (decrease) increase in NOW, demand deposits, money market and savings accounts	(14,293)	56,204
Net increase in certificates of deposit	3,413	9,658
Increase (decrease) in mortgagors' tax escrow accounts	286	(768)
Treasury stock purchases	(629)	(515)
Net proceeds (payments) from short-term FHLB advances	71,729	(95)
Proceeds from long-term FHLB advances	468	15,430
Payments on long-term FHLB advances	(2,262)	(20,000)
Payments on short-term FRB advances	—	(18,195)
Net cash provided by financing activities	58,712	41,719
Net change in cash and cash equivalents	1,612	642
Cash and cash equivalents at beginning of year	6,638	5,996
Cash and cash equivalents at end of year	$ 8,250	$ 6,638
Supplemental disclosure of cash flow information:		
Cash activities:		
Cash paid for interest	$ 1,685	$ 1,282
Cash paid for income taxes	47	386
Noncash activities:		
Effect of change in fair value of securities available-for-sale:		
Securities available-for-sale	(15,089)	(1,243)
Deferred taxes	4,086	337
Other comprehensive loss	(11,003)	(906)
Effect of change in fair value of interest rate swaps:		
Interest rate swaps	761	337
Deferred taxes	(206)	(91)
Other comprehensive income	555	246
Effect of the adoption of ASU 2016-02:		
Other assets	224	NA
Other liabilities	224	NA

The accompanying notes are an integral part of these consolidated financial statements.

FIRST SEACOAST BANCORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. **The Company**

The accompanying consolidated financial statements include the accounts of First Seacoast Bancorp (the "Company"), its wholly-owned subsidiary, First Seacoast Bank (the "Bank") and the Bank's wholly-owned subsidiary, FSB Service Corporation, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Corporate Structure

The Company is the federally-chartered holding company for the Bank (formerly named Federal Savings Bank). Effective July 16, 2019, pursuant to a Plan of Reorganization from Mutual Savings Bank to Mutual Holding Company and Stock Issuance Plan, the Bank reorganized into the mutual holding company structure, and the Company completed a concurrent stock offering. On August 11, 2022, First Seacoast Bancorp, MHC, the parent mutual holding company of the Company, adopted a Plan of Conversion and Reorganization (the "Plan") pursuant to which First Seacoast Bancorp, MHC undertook a "second-step" conversion and the Bank, the wholly-owned subsidiary of the Company, reorganized from the two-tier mutual holding company structure to the fully-public stock holding company structure. On January 19, 2023, the conversion and reorganization was completed As a result, First Seacoast Bancorp, Inc. became the new stock holding company for First Seacoast Bank and both First Seacoast Bancorp, MHC and First Seacoast Bancorp ceased to exist. First Seacoast Bancorp, Inc.'s common stock began trading on the Nasdaq Capital Market under the trading symbol "FSEA" on January 20, 2023 (see Note 22 Subsequent Events for more information).

The Bank offers a full range of banking and wealth management services to its customers. The Bank focuses on four core services that center around customer needs. The core services include residential lending, commercial banking, personal banking and wealth management. The Bank offers a full range of commercial and consumer banking services through its network of five full-service branch locations.

Investment management services are offered through FSB Wealth Management. FSB Wealth Management is a division of First Seacoast Bank. The division currently consists of two financial advisors who are located in Dover, New Hampshire. FSB Wealth Management provides access to non-FDIC insured products that include retirement planning, portfolio management, investment and insurance strategies, business retirement plans and college planning to individuals throughout our primary market area. These investments and services are offered through a third-party registered broker-dealer and investment advisor. FSB Wealth Management receives fees from advisory services and commissions on individual investment and insurance products purchased by clients. The assets held for wealth management customers are not assets of the Company and, accordingly, are not reflected in the Company's consolidated balance sheets.

The Bank is engaged principally in the business of attracting deposits from the public and investing those funds in various types of loans, including residential and commercial real estate loans, and a variety of commercial and consumer loans. The Bank also invests its deposits and borrowed funds in investment securities. Deposits at the Bank are insured by the Federal Deposit and Insurance Corporation ("FDIC") for the maximum amount permitted by law.

The Company has one reportable segment, "Banking Services." All of the Company's activities are interrelated, and each activity is dependent and assessed based on how each of the activities of the Company supports the others. For example, lending is dependent upon the ability of the Company to fund itself with deposits and other borrowings and manage interest rate and credit risk. Accordingly, all significant operating decisions are based upon analysis of the Company as one segment or unit.

2. **Summary of Significant Accounting Policies**

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates

In preparing consolidated financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates that are particularly susceptible to change relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

Consolidated Statements of Cash Flows

For the purpose of reporting cash flows, cash includes cash and due from banks with original maturities of 90 days or less.

Reclassifications

Certain amounts in the prior year's financial statements may have been reclassified to conform with the current year's presentation.

Securities Available-for-Sale

Available-for-sale securities consist of debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. These assets are carried at fair value. Unrealized holding gains and losses for these assets, net of related deferred income taxes, are recorded in and reported as accumulated other comprehensive income within stockholders' equity. For debt securities in an unrealized loss position, the Company considers the extent and duration of the unrealized loss and the financial condition and near-term prospects of the issuer. The Company also determines whether it has the intent to sell the debt security or whether it is more likely than not it will be required to sell the debt security before the recovery of its amortized cost basis. If either condition is met, the Company will recognize a full impairment charge to earnings. For all other debt securities that are considered other-than-temporarily impaired and do not meet either condition, the credit loss portion of impairment will be recognized in earnings as realized losses. The other-than-temporary impairment related to all other factors will be recorded in accumulated other comprehensive income.

Gains and losses on the sale of available-for-sale securities are determined using the specific identification method. Premiums and discounts are recognized in interest income using the interest method. Discounts are recognized over the period to maturity. Premiums are recognized over the period to call, if applicable. Otherwise, premiums are recognized over the period to maturity.

Interest Bearing Time Deposits With Other Banks

The Company maintains time deposits with other banks and credit unions, which are fully insured by the FDIC or National Credit Union Administration ("NCUA"). Balances are carried at cost and the time deposits carry terms of up to four years.

Federal Home Loan Bank Stock

Federal Home Loan Bank ("FHLB") stock is carried at cost and can only be sold to the FHLB based on its current redemption policies. The Company reviews its investment in capital stock of the FHLB for impairment based on the ultimate recoverability of the cost basis in the FHLB stock. Based on the most recent analysis of the FHLB, as of December 31, 2022, management deems its investment in FHLB stock to not be impaired.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, net deferred loan origination fees/costs on originated loans or unamortized premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance on a simple interest basis.

The accrual of interest on loans is discontinued at the time the loan is 90 days past due or determined to be impaired, if earlier. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual if collection of principal or interest is considered doubtful. All interest accrued but not collected for such loans is reversed against interest income. For payments received on such loans, the interest is accounted for on the cash-basis or recorded as a reduction to loan principal if recovery is not assured, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Cash receipts of interest income on impaired loans are credited to principal to the extent necessary to eliminate doubt as to the collectability of the net carrying amount of the loan. Some or all of the cash receipts of interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

Loan Origination Fees and Costs

Loan origination fees and certain direct loan origination costs are deferred and recognized in interest income as an adjustment to the loan yield over the life of the related loans. The unamortized net deferred fees and costs are included on the consolidated balance sheets with the related loan balances. The amount charged or credited to income is included with the related interest income.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. The allowance consists of general, allocated and unallocated components, as further described below.

General Component:

The general component of the allowance for loan losses is based on historical loss experience adjusted for qualitative factors stratified by the following loan segments: commercial real estate; multifamily; commercial and industrial; acquisition; development and land; one to four family residential; home equity loans and lines of credit and consumer. Management uses a rolling average of historical losses based on a timeframe appropriate to capture relevant loss data for each loan segment. This historical loss factor is adjusted for the following qualitative factors: levels/trends in delinquencies; credit quality trends; portfolio growth trends and concentrations; effects of changes in risk selection and underwriting standards and other changes in lending policies, procedures and practices; experience/ability/depth of lending management and staff; and national and local economic trends and conditions. There were no changes in the policies or methodology pertaining to the general component of the allowance for loan losses during both of the years ended December 31, 2022 and 2021.

The qualitative factors are determined based on the various risk characteristics of each loan segment. Risk characteristics relevant to each portfolio segment are as follows:

Commercial Real Estate loans – Loans in this segment are primarily income-producing properties throughout the Bank's market area. The underlying cash flows generated by the properties are adversely impacted by a downturn in the economy as evidenced by increased vacancy rates, which in turn, will have an effect on the credit quality in this segment. Management generally obtains rent rolls annually and continually monitors the cash flows of these borrowers.

Multi-family Real Estate loans – Loans in this segment are primarily income-producing properties throughout the Bank's market area. A weakened economy, and resultant decreased consumer and business spending, will have an effect on the credit quality in this segment.

Commercial and Industrial loans – Loans in this segment are made to businesses and are generally secured by assets of the business or real estate. Repayment is expected from the cash flows of the business. A weakened economy, and resultant decreased consumer and business spending, will have an effect on the credit quality in this segment.

Acquisition, Development and Land loans – Loans in this segment primarily include speculative real estate development loans for which payment is derived from sale and/or lease up of the property. Credit risk is affected by cost overruns, time to sell at an adequate price and market conditions.

One- to Four-Family Residential Real Estate loans – The Bank generally does not originate or purchase loans with a loan-to-value ratio greater than 80% and does not originate subprime loans, which are those loans to borrowers with a Fair Isaac Corporation (FICO) credit score of less than 660. Loans in this segment are generally collateralized by owner-occupied residential real estate and repayment is primarily dependent on the credit quality of the individual borrower and secondarily, liquidation of the collateral. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this segment.

Home Equity Loans and Lines of Credit – All loans in this segment are typically collateralized by a subordinate lien position on owner-occupied residential real estate and repayment is dependent on the credit quality of the individual borrower. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality of this segment.

Consumer – Loans in this segment include secured and unsecured consumer loans including passbook loans, consumer lines of credit, overdraft protection, manufactured housing loans and consumer unsecured loans. Repayment is dependent on the credit quality and the cash flow of the individual borrower.

Allocated Component:

The allocated component relates to loans that are classified as impaired. The Bank assesses non-accrual loans and certain loans rated substandard or worse for impairment. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed.

The Bank periodically may agree to modify the contractual terms of loans. When a loan is modified and a concession is made to a borrower experiencing financial difficulty, the modification is considered a troubled debt restructuring ("TDR"). All TDRs are classified as impaired and therefore are subject to a specific review for impairment.

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate at the time of impairment or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral-dependent. Generally, impairment on TDRs is measured using the discounted cash flow method by discounting expected cash flows by the loan's contractual rate of interest in effect prior to the loan's modification. Loans that have been classified as TDRs, and which subsequently default, are reviewed to determine if the loan should be deemed collateral-dependent. In such an instance, any shortfall between the value of the collateral and the book value of the loan is determined by measuring the recorded investment in the loan against the fair value of the collateral less costs to sell. Generally, all other impaired loans are collateral-dependent and impairment is measured through the collateral method. All loans on non-accrual status are considered to be impaired. When the measurement of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through the allowance for loan losses. The Bank charges off the amount of any confirmed loan loss in the period when the loans, or portion of loans, are deemed uncollectible.

Unallocated Component:

An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general reserves in the portfolio.

In the ordinary course of business, the Bank enters into commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or become payable. The credit risk associated with these commitments is evaluated in a manner similar to the allowance for loan losses. The reserve for off-balance sheet commitments is included in other liabilities in the balance sheet. At both December 31, 2022 and 2021, the reserve for unfunded loan commitments was $18,000. The related provision for off-balance sheet credit losses is included in non-interest expense in the consolidated statements of (loss) income.

Land, Building and Equipment

Land is stated at cost. Building and equipment are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets or the lease term for leasehold improvements unless renewal is reasonably assured. Maintenance and repair costs are included in operating expenses while major expenditures for improvements are capitalized and depreciated. The cost and related accumulated depreciation of assets sold, or otherwise disposed of, are removed from the related accounts and any gain or loss is included in earnings.

Bank-owned Life Insurance

Bank-owned life insurance policies are reflected on the consolidated balance sheets at cash surrender value. Changes in the net cash surrender value of the policies, as well as insurance proceeds received, are reflected in non-interest income on the consolidated statements of income and are generally not subject to income taxes. The Company reviews the financial strength of the insurance carriers prior to the purchase of life insurance policies and no less than annually thereafter. A life insurance policy with any individual carrier is limited to 15% of Tier one capital, and the total cash surrender value of life insurance policies is limited to 25% of Tier one capital at the time of purchase.

Treasury Stock

The Company records common stock purchased for treasury at cost. At the date of subsequent reissue, the treasury stock account is reduced by the cost of such stock on the first-in, first-out basis.

Transfers and Servicing of Financial Assets

Transfers of an entire financial asset, a group of entire financial assets or a participating interest in an entire financial asset are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right to pledge or exchange the transferred assets and (3) the Company does not maintain effective control over the transferred assets.

During the normal course of business, the Company may transfer whole loans or a portion of a financial asset, such as a participation loan or the government guaranteed portion of a loan. In order to be eligible for sales treatment, the transfer of the portion of the loan must meet the criteria of a participating interest. If it does not meet the criteria of a participating interest, the transfer will be accounted for as a secured borrowing. In order to meet the criteria for a participating interest, all cash flows from the loan must be divided proportionately, the rights of each loan holder must have the same priority, the loan holders must have no recourse to the transferor other than standard representations and warranties and no loan holder has the right to pledge or exchange the entire loan.

The Company services mortgage loans for others. Loan servicing fee income is reported in the consolidated statements of (loss) income as loan servicing fee income. The fees are based on a contractual percentage of the outstanding principal and are recorded as income when earned. Late fees and ancillary fees related to loan servicing are not material.

Mortgage servicing rights ("MSR") are initially recorded as an asset and measured at fair value when loans are sold to third parties with servicing rights retained. MSR are initially recorded at fair value by using a discounted cash flow model to calculate the present value of estimated future net servicing income. The Company's MSR accounted for under the fair value method are carried on the balance sheet at fair value with changes in fair value recorded in loan servicing fee income in the period in which the change occurs. Changes in the fair value of MSR are primarily due to changes in valuation inputs, assumptions and the collection and realization of expected cash flows.

Customer List Intangible

On August 17, 2021, the Bank entered into a definitive agreement with an investment advisory and wealth management firm (the "seller") to purchase certain of its client accounts and client relationships for a purchase price of $347,000 (included in other assets at December 31, 2022), of which $172,000 was paid at closing. Each client account has been assigned a value, and as each client transfers to the Bank, 85% of this value will be paid to the seller. By June 30, 2023, or upon mutual agreement that the transition of client accounts is complete, whichever is earlier, the balance of the purchase price will be paid to the seller. As of December 31, 2022 and 2021, approximately $23.0 million and $17.4 million of purchased client accounts are included in total assets under management, respectively. The client accounts purchased are recorded as a customer list intangible asset. Identifiable intangible assets that are subject to amortization will be reviewed for impairment, at least annually, based on their fair value. Any impairment will be recognized as a charge to earnings and the adjusted carrying amount of the intangible asset will become its new accounting basis. The remaining useful life of the intangible asset will also be evaluated each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. The Company is amortizing the customer list intangible on a straight-line basis over a ten-year period. During the year ended December 31, 2022 and 2021, $34,000 and $13,000 of amortization expense was recorded in other expense, respectively.

Revenue Recognition

Accounting Standards Codification ("ASC") section 606, Revenue from Contracts with Customers ("ASC 606"), establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The majority of our revenue-generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as our loans, letters of credit and investments securities, as well as revenue related to our mortgage servicing activities and bank owned life insurance, as these activities are subject to other GAAP discussed elsewhere within our disclosures. Descriptions of our revenue-generating activities that are within the scope of ASC 606 and which are presented in our income statements as components of noninterest income are as follows:

- Customer service fees—these represent general service fees for monthly account maintenance and activity- or transaction- based fees and consist of transaction-based revenue, time-based revenue (service period), item-based revenue or some other individual attribute-based revenue. Revenue is recognized when our performance obligation is completed, which is generally monthly for account maintenance services or when a transaction has been completed (such as a wire transfer, debit card transaction or ATM withdrawal). Payment for such performance obligations are generally received at the time the performance obligations are satisfied.

- Investment service fees—these represent fees for investment advisory services, which are generally based on the market values of assets under management, and commissions earned on individual investment and insurance products purchased by clients of FSB Wealth Management. Revenue is recognized when a performance obligation is completed, which is generally monthly for investment advisory services or when an investment product is purchased. Payment for such performance obligations is generally received in the month following the time the performance obligations are satisfied.

Advertising Expense

Advertising costs are expensed as incurred and recorded within marketing expense.

Employee Stock Ownership Plan

The Company maintains the First Seacoast Bank Employee Stock Ownership Plan ("ESOP") to provide eligible employees of the company the opportunity to own company common stock. The ESOP is a tax-qualified retirement plan for the benefit of company employees.

Defined Contribution Plan

During the years ended December 31, 2022 and 2021, the Company sponsored a 401(k) defined contribution plan for substantially all employees pursuant to which employees of the Company could elect to make contributions to the plan subject to Internal Revenue Service limits. The Company also made matching and profit-sharing contributions to eligible participants in accordance with plan provisions.

Stock Based Compensation

Effective May 27, 2021, the Company adopted the First Seacoast Bancorp 2021 Equity Incentive Plan (the "2021 Plan"). The 2021 Plan provides for the granting of incentive and non-statutory stock options to purchase shares of common stock or the granting of shares of restricted stock awards and restricted stock units. The 2021 Plan authorizes the issuance or delivery to participants of up to 417,327 shares of common stock. Of this number, the maximum number of shares of common stock that may be issued pursuant to the exercise of stock options is 298,091 shares, and the maximum number of shares of common stock that may be issued as restricted stock awards or restricted stock units is 119,236 shares.

The Company recognizes stock-based compensation based on the grant-date fair value of the award adjusted for actual forfeitures. The Company will value share-based stock option awards as granted using the Black-Scholes option-pricing model. The Company recognizes compensation expense for its awards on a straight-line basis over the requisite service period for the entire award (straight-line attribution method), ensuring that the amount of compensation cost recognized at any date at least equals the portion of the grant-date fair value of the award that is vested at that time.

Defined Benefit Plan

The Company participates in the Pentegra Defined Benefit Plan for Financial Institutions (The Pentegra DB Plan), a tax-qualified defined benefit pension plan. The Pentegra DB Plan operates as a multi-employer plan for accounting purposes and as a multiple-employer plan under the *Employee Retirement Income Security Act of 1974* and the Internal Revenue Code. There are no collective bargaining agreements in place that require contributions to the Pentegra DB Plan. On May 26, 2022, the board of directors approved a resolution authorizing the Company to give notice of its intent to withdraw from the Pentegra DB Plan as of September 30, 2022. On September 30, 2022, the Company proceeded with its notification to withdraw from the Pentegra DB Plan as of September 30, 2022 (see Note 12 Employee Benefits for more information).

The Company's funding policy is to make an annual contribution determined by the Pentegra DB Plan actuaries that will not be less than the minimum required contribution nor greater than the maximum federal income tax deductible limit. Contributions are based on the individual employer's experience.

Supplemental Executive Retirement Plans

The Company maintains nonqualified supplemental executive benefit agreements with certain directors and its current and former Presidents and certain officers. The agreements provide supplemental retirement benefits payable in installments over a period of years upon retirement or death and for the crediting to a liability account a fixed amount of compensation, which earns interest at a rate determined in the agreement. The Company recognizes the cost of providing these benefits over the time period the individuals render service through the retirement date. At each measurement date, the aggregate amount accrued equals the then present value of the benefits expected to be provided to the individual in exchange for the individual's service to that date.

Leases

All leases with an initial term greater than 12 months recognize: (1) a Right of Use ("ROU" asset), which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term; and (2) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, each measured on a discounted basis. The Company elected to not separate lease and non-lease components.

As a lessee, the majority of the operating lease portfolio consists of a real estate lease for one branch location and leases for certain office equipment. The operating leases have remaining lease terms of one year to five years, and in some instances include options to renew for periods up to four years. ROU assets and lease liabilities are not recognized for leases with an initial term of 12 months or less. Operating lease expense represents fixed lease payments for operating leases recognized on a straight-line basis over the applicable lease term (see Note 14, Leases, for more information).

Income Taxes

Provisions for income taxes are based on taxes currently payable or refundable and deferred income taxes on temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Assets and liabilities are established for uncertain tax positions taken or positions expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold, based upon the technical merits of the position. Estimated interest and penalties, if applicable, related to uncertain tax positions are included as a component of provision for income taxes. The Company has evaluated the positions taken on its tax returns filed and the potential impact on its tax status as of December 31, 2022. The Company has concluded that no uncertain tax positions exist at December 31, 2022.

Management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any necessary valuation allowance recorded against net deferred tax assets. The process involves summarizing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities which are included within the consolidated balance sheets. Management then assesses the likelihood that deferred tax assets will be recovered from future taxable income and, to the extent our management believes recovery is not likely, a valuation allowance is established. To the extent that we establish or adjust a valuation allowance in a period, an expense or benefit is recorded within the tax provision in the consolidated statements of income.

Comprehensive (Loss) Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on securities available-for-sale, are reported as a separate component of the stockholders' equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive (loss) income. The Company also records changes in the fair value of interest rate derivatives used in its cash flow hedging activities, net of deferred income tax, in comprehensive (loss) income.

(Loss) Earnings Per Share

Basic (loss) earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed in a manner similar to that of basic earnings per share except that the weighted-average number of common shares outstanding is increased to include the number of incremental common shares (computed using the treasury method) that would have been outstanding if all potentially dilutive common stock equivalents were issued during the period. Unallocated ESOP shares are not deemed outstanding for earnings per share calculations. Securities that could potentially dilute basic earnings per common share in the future (i.e. unvested restricted stock) were not included in the computation of diluted earnings per common share because to do so would have been antidilutive for 2022 and 2021. All unvested stock based compensation awards exclude the right to receive non-forfeitable dividends and are considered nonparticipating securities and exclude the right to participate with common stock in undistributed earnings for purposes of computing earnings per share.

Derivative Instruments and Hedging Activities

Derivatives are recognized as either assets or liabilities on the balance sheet and are measured at fair value. The accounting for changes in the fair value of such derivatives depends on the intended use of the derivative and resulting designation. For derivatives designated as cash flow hedges, the gain or loss on the derivative is reported in other comprehensive income and is reclassified into earnings in the same periods during which the hedged transaction affects earnings. Changes in the fair value of derivatives that do not qualify for hedge accounting are reported currently in earnings, as non-interest income.

Risks and Uncertainties

The Bank and the Bank's defined benefit pension plan invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the consolidated balance sheet or statement of income.

On March 11, 2020, the world health organization declared the outbreak of COVID-19 a global pandemic. Since then, the COVID-19 pandemic has continued to evolve and mutate, including through its variants, and has adversely affected, and may continue to adversely affect, local, national and global economic activity. Actions taken to help mitigate the spread of COVID-19 include restrictions on travel, localized quarantines, and government-mandated closures of certain businesses. While certain of these restrictions have been loosened, the same or new restrictions may be implemented again. Although vaccines for COVID-19 have largely been made available in the U.S., the ultimate efficacy of the vaccines will depend on various factors including, the number of people who receive the vaccines as well as the vaccines' effectiveness against contracting and spreading COVID-19 and any of its existing or new variants. Despite the many government stimulus programs introduced during the pandemic, the extent of any prolonged impact to the economy could adversely affect the ability of the Company's borrowers to satisfy their obligations, decrease the demand for loans, disrupt banking operations, impact liquidity or cause a decline in collateral values. While management has taken measures to mitigate the impact of the pandemic, such as temporary branch closures, transitioning to a more remote work environment and participation in government stimulus programs, the long-term impact to the Company remains uncertain.

Most of the Company's business activity is with customers located within the New Hampshire and southern Maine Seacoast region. The Company has limited or no direct exposure to industries expected to be hardest hit by the COVID-19 pandemic, including oil and gas/energy, credit cards, airlines, cruise ships, arts/entertainment/recreation, casinos and shopping malls. The Company's exposure to the transportation and hospitality/restaurant industries amounted to less than 5% of the gross loan portfolio at December 31, 2022.

3. Recent Accounting Pronouncements

Recently Adopted Accounting Standards

As an "emerging growth company," as defined in Title 1 of Jumpstart Our Business Startups (JOBS) Act, the Company has elected to use the extended transition period to delay adoption of new or reissued accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. As a result, the Company's consolidated financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards without an extended transition period. As of December 31, 2021, there was no significant difference in the comparability of the Company's consolidated financial statements as a result of this extended transition period except for the accounting treatment for measuring and recording the Company's allowance for loan losses. The Company measures and records an allowance for loan losses based upon the incurred loss model while other public companies may be required to calculate their allowance for loan losses based upon the current expected credit loss ("CECL") model. The CECL approach requires an estimate of the loan loss expected over the life of the loan, while the incurred loss approach delays the recognition of a loan loss until it is probable a loss event has incurred. The Company's status as an "emerging growth company" will end on the earlier of: (i) the last day of the fiscal year of the Company during which it had total annual gross revenues of $1.07 billion (as adjusted for inflation) or more; (ii) the last day of the fiscal year of the Company following the fifth anniversary of the effective date of the Company's initial public offering (which will be December 31, 2024 for the Company); (iii) the date on which the Company has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which the Company is deemed to be a "large accelerated filer" under Securities and Exchange Commission regulations (generally, at least $700 million of voting and non-voting equity held by non-affiliates).

In December 2022, the FASB issued ASU No. 2022-06, "*Reference Rate Reform (Topic 848),*" which defers the sunset date of Topic 848 from December 2022 to December 2024 after which entities will no longer be permitted to apply the relief in Topic 848. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12,"Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes." This ASU simplifies accounting for income taxes by removing specific technical exceptions. The guidance removes the need for companies to analyze whether (1) the exception to the incremental approach for intra-period tax allocation, (2) exceptions to accounting for basis differences when there are ownership changes in foreign investments and (3) the exception in interim period income tax accounting for year-to-date losses that exceed anticipated losses apply in a given period. The amendments in this ASU are effective for smaller reporting companies for fiscal years beginning after December 15, 2021. Early adoption was permitted. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)." Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. In particular, this guidance requires a lessee of operating or finance leases to recognize on the statement of condition a liability to make lease payments and a right-of-use asset representing its right to use the underlying asset for the lease term. However, for leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities. Under previous U.S. GAAP, a lessee was not required to recognize lease assets and lease liabilities arising from operating leases on the statement of condition. Initially, the FASB approved a proposal to delay the implementation of this standard by one year for smaller reporting companies to years beginning after December 15, 2020. On June 30, 2020, the FASB further delayed the implementation of this standard by one year for smaller reporting companies to years beginning after December 15, 2021. In July 2018, the FASB issued ASU 2018-10, "Codification Improvements to Topic 842, Leases," which clarifies ASU 2016-02 with respect to certain aspects of the update and ASU 2018-11,"Targeted Improvements," to allow an optional transition method in which the provisions of Topic 842 would be applied upon the adoption date and would not have to be retroactively applied to the earliest reporting period presented in the consolidated financial statements. Using the optional transition method discussed above, the Company adopted the new lease guidance on January 1, 2022 and recorded a right-of- use asset in other assets and a corresponding net lease liability in other liabilities at March 31, 2022 (see Note 14, Leases, for more information).

Recent Accounting Pronouncements Yet To Be Adopted

The Company considers the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have an immaterial impact on the Company's consolidated financial statements.

In March 2022, the FASB issued ASU 2022-2,*"Financial Instruments-Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures,"* which eliminates the troubled debt restructuring ("TDR") accounting model for creditors that have adopted Topic 326, *"Financial Instruments – Credit Losses."* All other creditors must continue to apply the TDR accounting model until they adopt ASU 2016-13,*"Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments."* Due to the removal of the TDR accounting model, all loan modifications now will be accounted for under the general loan modification guidance in Subtopic 310-20. In addition, on a prospective basis, entities will be subject to new disclosure requirements covering modifications of receivables to borrowers experiencing financial difficulty. Public business entities within the scope of the Topic 326 vintage disclosure requirements also will be required to prospectively disclose current-period gross write-off information by vintage (that is, year of origination). This ASU becomes effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. While the adoption of this ASU on January 1 2023 may result in new disclosures, it is not expected to have a material impact on the Company's consolidated financial statements.

In January 2021, the FASB issued ASU 2021-1, *"Reference Rate Reform (Topic 848) (Scope),"* which clarifies certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting applied to derivatives that are affected by the discounting transition. This ASU was to become effective immediately for all entities on a full retrospective basis as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020 or on a prospective basis to new modifications from any date within an interim period that includes or is subsequent to the date of the issuance of a final Update, up to the date that financial statements are available to be issued. The effective date was extended by the issuance of ASU No. 2022-06, *"Reference Rate Reform (Topic 848),"* which, as noted above, defers the sunset date of Topic 848 from December 2022 to December 2024. The adoption of this ASU is not expected to have a material impact on the Company's consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, *"Reference Rate Reform (Topic 848),"* which provides optional guidance to ease the potential burden in accounting due to reference rate reform. The guidance in this update provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts and hedging relationships that reference LIBOR or another reference rate expected to be discontinued due to reference rate reform. These amendments are effective immediately and may be applied prospectively to contract modifications made, and hedging relationships entered into, on or before December 31, 2022. The Company is currently evaluating its contracts and the optional expedients provided by the new standard.

In February 2020, the FASB issued ASU 2020-2, *"Financial Instruments – Credit Losses (Topic 326) and Leases (Topic 842) - Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842)."* This ASU adds an SEC paragraph pursuant to the issuance of SEC SAB Topic No. 119 to the FASB Codification Topic 326 and updates the SEC section of the Codification for the change in the effective dates of Topic 842. This ASU primarily details guidance on what SEC staff would expect a registrant to perform and document when measuring and recording its allowance for credit losses for financial assets recorded at amortized cost.

In November 2019, the FASB issued ASU 2019-11, "*Codification Improvements to Topic 326, Financial Instruments – Credit Losses,*" to increase stakeholder awareness of the improvements made to the various amendments to Topic 326 and to clarify certain areas of guidance as companies transition to the new standard. Also during November 2019, the FASB issued ASU 2019-10, "*Financial Instruments – Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates,*" finalizing various effective date deferrals for private companies, not-for-profit organizations and certain smaller reporting companies applying the credit losses (CECL), leases and hedging standards. The effective date for ASU 2016-13, "*Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,*" is deferred to years beginning after December 15, 2022. The effective dates for ASU 2016-02, "*Leases (Topic 842)*" was deferred to fiscal years beginning after December 15, 2021.

In April 2019, the FASB issued ASU 2019-04, "*Codification Improvements to Topic 326, Financial Instruments— Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,*" to increase stakeholders' awareness of the amendments and to expedite improvements to the Codification. In May 2019, the FASB issued ASU 2019-05, "*Financial Instruments—Credit Losses, Topic 326.*" This ASU addresses certain stakeholders' concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. On October 16, 2019, the FASB approved a proposal to delay the implementation of this standard for smaller reporting companies to years beginning after December 15, 2022. Early adoption is permitted. See the next paragraph for further discussion regarding the implementation of this standard.

In June 2016, the FASB issued ASU 2016-13, "*Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,*" which creates a new credit impairment standard for financial assets measured at amortized cost and available-for-sale debt securities. The ASU requires financial assets measured at amortized cost (including loans and held-to-maturity debt securities) to be presented at the net amount expected to be collected, through an allowance for credit losses that are expected to occur over the remaining life of the asset, rather than incurred losses. The ASU requires that credit losses on available-for-sale debt securities be presented as an allowance rather than as a direct write-down. The measurement of credit losses for newly recognized financial assets (other than certain purchased assets) and subsequent changes in the allowance for credit losses are recorded in the statement of income as the amounts expected to be collected change. The ASU was originally to be effective for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021. In November 2018, the FASB issued ASU 2018-19, "*Codification Improvements to Topic 326, Financial Instruments-Credit Losses,*" extending the implementation date by one year for smaller reporting companies and clarifying that operating lease receivables are outside the scope of Accounting. In November, 2019, the FASB issued ASU 2019-10, which delayed the effective date for ASU 2016-13 for smaller reporting companies, resulting in ASU 2016-13 becoming effective in the first quarter of 2023 for the Company. The ASU requires the measurement of all expected credit losses for loans held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Accordingly, the ASU requires the use of forward-looking information to form credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, though the inputs to those techniques will change to reflect the full amount of expected credit losses. The Company has selected a loss estimation methodology, utilizing a third-party model, and is refining the remaining facets of its CECL model, as well as finalizing internal controls. The Company will record the effect of implementing this ASU through a cumulative-effect adjustment through retained earnings as of the beginning of the reporting period in which the ASU is effective, which will be January 1, 2023. The Company estimates the adoption of the new standard will result in a decrease to its allowance for loan losses ("ALL"). This decrease, though, is expected to be offset by an increase in the allowance for non-cancelable off-balance sheet commitments. The estimated decrease in ALL is due to a reduced emphasis on qualitative factors under the CECL model as the underlying historical loss data of the selected peer group is much more robust with broader time horizons as compared to the Company's actual historical loss data used under an incurred loss methodology. As the Company completes its final evaluation, the adoption of this ASU is not expected to have a material impact on the Company's consolidated financial statements.

4. Interest Bearing Time Deposits with Other Banks

At December 31, 2022, the Company's $747,000 of time deposits are scheduled to mature during 2023.

5. Securities Available-for-Sale

The amortized cost and fair value of securities available-for-sale, and the corresponding amounts of gross unrealized gains and losses, are as follows as of December 31, 2022 and 2021:

	December 31, 2022			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)			
U.S. Government-sponsored enterprises obligations	$ 2,191	$ —	$ (365)	$ 1,826
U.S. Government agency small business administration pools guaranteed by SBA	9,475	—	(1,116)	8,359
Collateralized mortgage obligations issued by the FHLMC, FNMA and GNMA	6,922	8	(708)	6,222
Residential mortgage-backed securities	26,390	—	(4,567)	21,823
Municipal bonds	69,373	172	(7,129)	62,416
Corporate debt	500	—	(3)	497
Corporate subordinated debt	5,550	—	(593)	4,957
	$ 120,401	$ 180	$ (14,481)	$ 106,100

	December 31, 2021			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(Dollars in thousands)			
U.S. Government-sponsored enterprises obligations	$ 6,098	$ —	$ (127)	$ 5,971
U.S. Government agency small business administration pools guaranteed by SBA	5,059	22	(36)	5,045
Collateralized mortgage obligations issued by the FHLMC, FNMA and GNMA	3,400	1	(69)	3,332
Residential mortgage-backed securities	23,784	32	(484)	23,332
Municipal bonds	49,164	1,501	(52)	50,613
Corporate subordinated debt	3,072	-	-	3,072
	$ 90,577	$ 1,556	$ (768)	$ 91,365

The amortized cost and fair values of available-for-sale securities at December 31, 2022 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2022	
	Amortized Cost	Fair Value
	(Dollars in thousands)	
Due in one year or less	$ —	$ —
Due after one year through five years	500	497
Due after five years through ten years	9,378	8,387
Due after ten years	67,736	60,812
Total U.S. Government-sponsored enterprises obligations, municipal bonds and corporate subordinated debt	77,614	69,696
U.S. Government agency small business pools guaranteed by SBA[1]	9,475	8,359
Collateralized mortgage obligations issued by the FHLMC, FNMA, and GNMA[1]	6,922	6,222
Residential mortgage-backed securities[1]	26,390	21,823
Total	$ 120,401	$ 106,100

(1) Actual maturities for these debt securities are dependent upon the interest rate environment and prepayments on the underlying loans.

Proceeds from sales, maturities, principal payments received and gross realized gains and losses on available-for-sale securities were as follows for the years ended December 31:

	December 31,	
	2022	**2021**
	(Dollars in thousands)	
Proceeds from sales, maturities and principal payments received on securities available-for-sale	$ 9,872	$ 20,037
Gross realized gains	52	588
Gross realized losses	(799)	(53)
Net realized (losses) gains	$ (747)	$ 535

The following is a summary of gross unrealized losses and fair value for those investments with unrealized losses, aggregated by investment category and length of time the individual securities have been in a continuous unrealized loss position, at December 31, 2022 and 2021.

	Less than 12 Months			More than 12 Months			Total	
	Number of Securities	**Fair Value**	**Unrealized Losses**	**Number of Securities**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
	(Dollars in thousands)							
December 31, 2022								
U.S. Government sponsored enterprises obligations	1	$ 453	$ (43)	3	$ 1,373	$ (322)	$ 1,826	$ (365)
U.S. Government agency small business administration pools guaranteed by SBA	8	5,947	(602)	3	2,412	(514)	8,359	(1,116)
Collateralized mortgage obligations issued by the FHLMC, FNMA and GNMA	5	3,212	(209)	4	2,016	(499)	5,228	(708)
Residential mortgage backed securities	8	4,239	(503)	23	16,649	(4,064)	20,888	(4,567)
Municipal bonds	86	49,228	(5,900)	8	5,769	(1,229)	54,997	(7,129)
Corporate debt	1	497	(3)	—	—	—	497	(3)
Corporate subordinated debt	4	4,457	(593)	—	—	—	4,457	(593)
	113	$ 68,033	$ (7,853)	41	$ 28,219	$ (6,628)	$ 96,252	$ (14,481)
December 31, 2021								
U.S. Government sponsored enterprises obligations	7	$ 5,022	$ (80)	2	$ 949	$ (47)	$ 5,971	$ (127)
U.S. Government agency small business administration pools guaranteed by SBA	3	2,988	(36)	—	—	—	2,988	(36)
Collateralized mortgage obligations issued by the FHLMC, FNMA and GNMA	4	2,779	(69)	—	—	—	2,779	(69)
Residential mortgage backed securities	22	19,541	(399)	1	2,304	(85)	21,845	(484)
Municipal bonds	7	6,494	(49)	1	584	(3)	7,078	(52)
	43	$ 36,824	$ (633)	4	$ 3,837	$ (135)	$ 40,661	$ (768)

In evaluating whether investments have suffered an other-than-temporary decline, management evaluated the amount of the decline compared to cost, the length of time and extent to which fair value has been less than cost, the underlying creditworthiness of the issuer, the fair values exhibited during the year and estimated future fair values. In general, management concluded the declines are due to coupon rates compared to market rates and current economic conditions. The Company does not intend to sell investments with unrealized losses, and it is more likely than not that the Company will not be required to sell these investments before recovery of their amortized cost basis. Based on evaluations of the underlying issuers' financial condition, current trends and economic conditions, management does not believe any securities suffered an other-than-temporary decline in value as of December 31, 2022.

As of December 31, 2022 and 2021, there were no holdings of securities of any issuer, other than the SBA, FHLMC, GNMA and FNMA, whose aggregate carrying value exceeded 10% of stockholders' equity.

6. Loans

The Bank's lending activities are primarily conducted in and around Dover, New Hampshire and in the areas surrounding its branches. The Bank originates commercial real estate loans, multifamily 5+ dwelling unit loans, commercial and industrial loans, acquisition, development and land loans, one- to four-family residential loans, home equity loans and lines of credit and consumer loans. Most loans originated by the Bank are collateralized by real estate. The ability and willingness of real estate, commercial and construction loan borrowers to honor their repayment commitments is generally dependent on the health of the real estate sector in the borrowers' geographic area and the general economy.

In response to the COVID-19 pandemic, the Small Business Administration ("SBA") established the Paycheck Protection Program ("PPP"), which was designed to aid small- and medium-sized businesses through federally guaranteed SBA loans ("PPP loans") distributed through banks. PPP loans are fully guaranteed as to principal and interest by the SBA. During the years ended December 31, 2022 and 2021, the Bank originated -0- and 134 PPP loans, respectively, with aggregate outstanding principal balances of $-0- and $13.1 million, respectively. As of December 31, 2022 and 2021, total PPP loan principal balances were $-0- and $5.5 million, respectively, and are included in commercial and industrial loans (C+I).

Loans consisted of the following at December 31:

	December 31,	
	2022	2021
	(Dollars in thousands)	
Commercial real estate (CRE)	$ 80,506	$ 72,057
Multifamily (MF)	8,185	8,998
Commercial and industrial (C+I)	24,059	26,851
Acquisition, development, and land (ADL)	18,490	21,365
1-4 family residential (RES)	251,466	234,199
Home equity loans and lines of credit (HELOC)	10,161	6,947
Consumer (CON)	7,189	4,574
Total loans	400,056	374,991
Net deferred loan costs	2,449	1,650
Allowance for loan losses	(3,581)	(3,590)
Net loans	$ 398,924	$ 373,051

Transactions in the Allowance for loan losses ("ALL") for the years ended December 31, 2022 and 2021 by portfolio segment, are summarized as follows:

(Dollars in thousands)	CRE	MF	C+I	ADL	RES	HELOC	CON	Unallocated	Total
Balance, December 31, 2020	$ 753	$ 60	$ 267	$ 174	$ 1,656	$ 78	$ 52	$ 302	$ 3,342
Provision for loan losses	80	20	(112)	4	482	(15)	20	(274)	205
Charge-offs	—	—	—	—	—	—	—	—	—
Recoveries	—	—	39	—	1	—	3	—	43
Balance at December 31, 2021	833	80	194	178	2,139	63	75	28	3,590
Balance, December 31, 2021	833	80	194	178	2,139	63	75	28	3,590
Provision for loan losses	109	(26)	(14)	(40)	(91)	18	38	6	—
Charge-offs	—	—	—	—	—	—	(14)	—	(14)
Recoveries	—	—	4	—	—	—	1	—	5
Balance at December 31, 2022	$ 942	$ 54	$ 184	$ 138	$ 2,048	$ 81	$ 100	$ 34	$ 3,581

As of December 31, 2022 and 2021, information about loans and the ALL by portfolio segment, are summarized below:

(Dollars in thousands)	CRE	MF	C+I	ADL	RES	HELOC	CON	Unallocated	Total
December 31, 2022 Loan Balances									
Individually evaluated for impairment	$ —	$ —	$ —	$ —	$ 273	$ —	$ 5	$ —	$ 278
Collectively evaluated for impairment	80,506	8,185	24,059	18,490	251,193	10,161	7,184	—	399,778
Total	$ 80,506	$ 8,185	$ 24,059	$ 18,490	$ 251,466	$ 10,161	$ 7,189	$ —	$ 400,056
ALL related to the loans									
Individually evaluated for impairment	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Collectively evaluated for impairment	942	54	184	138	2,048	81	100	34	3,581
Total	$ 942	$ 54	$ 184	$ 138	$ 2,048	$ 81	$ 100	$ 34	$ 3,581
December 31, 2021 Loan Balances									
Individually evaluated for impairment	$ 104	$ —	$ 28	$ —	$ 722	$ 115	$ —	$ —	$ 969
Collectively evaluated for impairment	71,953	8,998	26,823	21,365	233,477	6,832	4,574	—	374,022
Total	$ 72,057	$ 8,998	$ 26,851	$ 21,365	$ 234,199	$ 6,947	$ 4,574	$ —	$ 374,991
ALL related to the loans									
Individually evaluated for impairment	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Collectively evaluated for impairment	833	80	194	178	2,139	63	75	28	3,590
Total	$ 833	$ 80	$ 194	$ 178	$ 2,139	$ 63	$ 75	$ 28	$ 3,590

The following is an aged analysis of past due loans by portfolio segment as of December 31, 2022:

	30-59 Days	60-89 Days	90 + Days	Total Past Due	Current	Total Loans	Non-Accrual Loans
				(Dollars in thousands)			
CRE	$ —	$ —	$ —	$ —	$ 80,506	$ 80,506	$ —
MF	—	—	—	—	8,185	8,185	—
C+I	—	—	—	—	24,059	24,059	—
ADL	—	—	—	—	18,490	18,490	—
RES	—	84	—	84	251,382	251,466	84
HELOC	5	—	—	5	10,156	10,161	—
CON	7	—	—	7	7,181	7,189	5
	$ 12	$ 84	$ —	$ 96	$ 399,960	$ 400,056	$ 89

The following is an aged analysis of past due loans by portfolio segment as of December 31, 2021:

	30-59 Days	60-89 Days	90 + Days	Total Past Due	Current	Total Loans	Non-Accrual Loans
				(Dollars in thousands)			
CRE	$ —	$ —	$ —	$ —	$ 72,057	$ 72,057	$ —
MF	—	—	—	—	8,998	8,998	—
C+I	—	—	—	—	26,851	26,851	—
ADL	—	—	—	—	21,365	21,365	—
RES	—	487	235	722	233,477	234,199	722
HELOC	117	129	—	246	6,701	6,947	115
CON	6	—	—	6	4,568	4,574	—
	$ 123	$ 616	$ 235	$ 974	$ 374,017	$ 374,991	$ 837

There were no loans collateralized by residential real estate property in the process of foreclosure at December 31, 2022 and 2021.

The following table provides information on impaired loans as of and for the years ended December 31, 2022 and 2021:

(Dollars in thousands)	As of December 31, 2022			At December 31, 2022	
	Recorded Carrying Value	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:					
CRE	$ —	$ —	$ —	$ —	$ —
MF	—	—	—	—	—
C+I	—	—	—	—	—
ADL	—	—	—	—	—
RES	273	273	—	446	32
HELOC	—	—	—	57	3
CON	5	5	—	2	—
Total impaired loans	$ 278	$ 278	$ —	$ 505	$ 35

	As of December 31, 2021			At December 31, 2021	
With no related allowance recorded:					
CRE	$ —	$ —	$ —	$ —	$ —
MF	—	—	—	—	—
C+I	—	—	—	203	12
ADL	—	—	—	—	—
RES	722	722	—	77	2
HELOC	115	115	—	10	—
CON	—	—	—	—	—
Total impaired loans	$ 837	$ 837	$ —	$ 290	$ 14

There were no loans modified and determined to be a TDR during the year ended December 31, 2022. During 2021, one residential mortgage loan was modified and determined to be a TDR as it did not meet the qualifications of Section 4013 of the CARES Act. At December 31, 2022 and 2021, this loan had a recorded investment of $189,000 and $195,000, respectively. The modification agreement defers delinquent interest and escrow payments to the end of the loan. The loan was returned to performing status during June 2022. The allowance for loan losses includes a specific reserve for this TDR of $-0- as of December 31, 2022 and 2021, which was determined through a calculation of the present value of estimated cash flows. There have been no defaults within twelve months of the modification. There are no commitments to extend additional credit to these borrowers.

Credit Quality Information

The Bank utilizes a ten-grade internal loan rating system for its commercial real estate, multifamily, commercial and industrial and acquisition, development and land loans. Residential real estate, home equity loans and line of credit and consumer loans are considered "pass" rated loans until they become delinquent. Once delinquent, loans can be rated an 8, 9 or 10 as applicable.

Loans rated 1 through 6: Loans in these categories are considered "pass" rated loans with low to average risk.

Loans rated 7: Loans in this category are considered "special mention." These loans are starting to show signs of potential weakness and are being closely monitored by management.

Loans rated 8: Loans in this category are considered "substandard." Generally, a loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligors and/or the collateral pledged. There is a distinct possibility that the Bank will sustain some loss if the weakness is not corrected.

Loans rated 9: Loans in this category are considered "doubtful." Loans classified as doubtful have all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable.

Loans rated 10: Loans in this category are considered uncollectible ("loss") and of such little value that their continuance as loans is not warranted and should be charged off.

On an annual basis, or more often if needed, the Bank formally reviews the ratings on all commercial and industrial, commercial real estate, acquisition, development and land loans and multifamily loans. On a periodic basis, the Bank engages an independent third party to review a significant portion of loans within these segments and to assess the credit risk management practices of its commercial lending department. Management uses the results of these reviews as part of its annual review process and overall credit risk administration.

On a quarterly basis, the Bank formally reviews the ratings on all residential real estate and home equity loans if they have become delinquent. Criteria used to determine ratings consist of loan-to-value ratios and days delinquent.

The following presents the internal risk rating of loans by portfolio segment as of December 31, 2022:

(Dollars in thousands)	Pass	Special Mention	Substandard	Total
CRE	$ 77,820	$ 2,686	$ —	$ 80,506
MF	8,185	—	—	8,185
C+I	24,059	—	—	24,059
ADL	18,490	—	—	18,490
RES	251,382	—	84	251,466
HELOC	10,161	—	—	10,161
CON	7,184	—	5	7,189
Total	$ 397,281	$ 2,686	$ 89	$ 400,056

The following presents the internal risk rating of loans by portfolio segment as of December 31, 2021:

(Dollars in thousands)	Pass	Special Mention	Substandard	Total
CRE	$ 69,252	$ 2,701	$ 104	$ 72,057
MF	8,998	—	—	8,998
C+I	26,823	—	28	26,851
ADL	21,365	—	—	21,365
RES	233,477	—	722	234,199
HELOC	6,832	—	115	6,947
CON	4,574	—	—	4,574
Total	$ 371,321	$ 2,701	$ 969	$ 374,991

Certain directors and executive officers of the Bank and companies in which they have significant ownership interests were customers of the Bank during 2022 and 2021. For the years ended December 31, 2022 and 2021, activity in these loans was as follows:

	December 31,	
(Dollars in thousands)	2022	2021
Loans outstanding – beginning of year	$ 4,849	$ 5,279
Principal payments	(576)	(430)
Advances	170	—
Loans outstanding – end of year	$ 4,443	$ 4,849

7.   Loan Servicing

Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of such loans were $36.0 million and $40.6 million at December 31, 2022 and 2021, respectively. Substantially all of these loans were originated by the Bank and sold to third parties on a non-recourse basis with servicing rights retained. These retained servicing rights are recorded as a servicing asset and are initially recorded at fair value (see Note 20 Fair Value of Assets and Liabilities for more information). Changes to the balance of mortgage servicing rights are recorded in loan servicing fee income in the Company's consolidated statements of (loss) income.

The Bank's mortgage servicing activities include: collecting principal, interest and escrow payments from borrowers; making tax and insurance payments on behalf of borrowers; monitoring delinquencies and executing foreclosure proceedings; and accounting for and remitting principal and interest payments to investors. Loan servicing fee income, including late and ancillary fees, was $126,000 and $163,000 for the years ended December 31, 2022 and 2021, respectively. Servicing fee income is recorded in loan servicing fee income in the Company's consolidated statements of income. The Bank's residential mortgage investor loan servicing portfolio is primarily comprised of fixed rate loans concentrated in the Bank's market areas.

The following summarizes activity in mortgage servicing rights for the years ended December 31, 2022 and 2021.

(Dollars in thousands)	2022	2021
Balance, beginning of year	$ 322	$ 273
Additions	6	61
Payoffs	(28)	(60)
Change in fair value due to change in assumptions	57	48
Balance, end of year	$ 357	$ 322

8.   Land, Buildings and Equipment

Land, buildings and equipment consisted of the following at December 31, 2022 and 2021:

(Dollars in thousands)	2022	2021
Land	$ 995	$ 995
Buildings	3,167	3,167
Building & leasehold improvements	3,831	3,820
Furniture, fixtures and equipment	4,529	4,438
	12,522	12,420
Less accumulated depreciation	(8,341)	(7,854)
	$ 4,181	$ 4,566

9.   Deposits

Deposits consisted of the following at December 31, 2022 and 2021:

(Dollars in thousands)	2022	2021
NOW and demand deposits	$ 204,739	$ 206,235
Money market deposits	60,931	71,317
Savings deposits	54,954	57,365
Time deposits of $250,000 and greater	7,796	6,281
Time deposits less than $250,000	53,943	52,045
	$ 382,363	$ 393,243

At December 31, 2022, the scheduled maturities of time deposits were as follows:

(Dollars in thousands)	Total
2023	$ 37,024
2024	12,666
2025	7,307
2026	3,379
2027	1,363
	$ 61,739

The total includes $18.1 million of brokered time deposits which were bifurcated into amounts below the FDIC insurance limit at December 31, 2022 and 2021.

10. Borrowings

A summary of borrowings from the FHLB are as follows:

Principal Amounts	December 31, 2022 Maturity Dates	Interest Rates
	(Dollars in thousands)	
$ 96,729	2023	0.44% to 4.38% – fixed
800	2024	0.00% – fixed
520	2025	0.00% – fixed
718	2028	0.00% – fixed
200	2030	0.00% – fixed
430	2031	0.00% – fixed
$ 99,397		

Principal Amounts	December 31, 2021 Maturity Dates	Interest Rates
	(Dollars in thousands)	
$ 12,262	2022	0.00% to 0.31% – fixed
15,000	2023	0.44% to 0.45% – fixed
800	2024	0.00% – fixed
520	2025	0.00% – fixed
250	2028	0.00% – fixed
200	2030	0.00% – fixed
430	2031	0.00% – fixed
$ 29,462		

All borrowings from the FHLB are secured by a blanket security agreement on qualified collateral, principally residential mortgage loans and commercial real estate loans, discounted by a certain percentage, in an aggregate amount greater than or equal to outstanding advances. The Bank's unused remaining available borrowing capacity at the FHLB was approximately $36.5 million and $109.7 million at December 31, 2022 and 2021, respectively. At December 31, 2022 and 2021, the Bank had sufficient collateral at the FHLB to support its obligations and was in compliance with the FHLB's collateral pledging program.

As of December 31, 2022 and 2021 borrowings include $2.7 million and $4.5 million, respectively, of advances through the FHLB's Jobs for New England program where certain qualifying small business loans that create or preserve jobs, expand woman-, minority- or veteran-owned businesses, or otherwise stimulate the economy in New England communities are offered at an interest rate of 0%.

At December 31, 2022 and 2021, the Bank had an overnight line of credit with the FHLB that may be drawn up to $3.0 million. Additionally, the Bank had a total of $5.0 million of unsecured Fed Funds borrowing lines of credit with two correspondent banks. The entire balance of all these credit facilities was available at December 31, 2022 and 2021.

11. Income Taxes

The current and deferred components of income tax (benefit) expense consisted of the following for the years ended December 31, 2022 and 2021:

	December 31, 2022			December 31, 2021		
	Federal	State	Total	Federal	State	Total
	(Dollars in thousands)					
Current	$ (59)	$ 109	$ 50	$ 334	$ (42)	$ 292
Deferred	(369)	(132)	(501)	117	192	309
	$ (428)	$ (23)	$ (451)	$ 451	$ 150	$ 601

Total income tax (benefit) expense is different from the amounts computed by applying the U.S. Federal income tax rates in effect to income before income taxes. The reasons for these differences are as follows for the years ended December 31, 2022 and 2021:

	December 31, 2022		December 31, 2021	
	Amount	% of Pretax Income	Amount	% of Pretax Income
	(Dollars in thousands)			
Computed "expected" tax (benefit) expense	$ (213)	(21.0)%	$ 677	21.0%
State tax (benefit) expense, net of federal tax benefit	(18)	(1.8)	118	3.7
BOLI income	(21)	(2.1)	(22)	(0.7)
Valuation allowance	62	6.1	—	—
Income on tax exempt securities	(252)	(24.8)	(178)	(5.5)
Other	(8)	(0.8)	6	0.2
	$ (451)	(44.4)%	$ 601	18.7%

Components of deferred tax assets and liabilities at December 31, 2022 and 2021 are as follows:

	December 31,	
	2022	2021
	(Dollars in thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 977	$ 988
Deferred compensation liabilities	494	468
Contribution carryforward	171	120
State tax credit carryforward	62	52
Depreciation	16	—
Securities available-for-sale	3,873	—
Net operating loss carryforward	707	—
Other	48	56
Subtotal	6,348	1,684
Less: valuation allowance	(171)	(60)
Total deferred tax assets	6,177	1,624
Deferred tax liabilities:		
Depreciation	—	(45)
Interest rate swaps	(260)	(54)
Securities available-for-sale	—	(213)
Prepaid expenses	(43)	(43)
Net deferred loan costs	(661)	(447)
Mortgage servicing rights	(96)	(87)
Total deferred tax liabilities	(1,060)	(889)
Net deferred tax assets, included in other assets	$ 5,117	$ 735

The calculation of the Company's charitable contribution carryforward deferred tax asset is based upon a carryforward of approximately $633,000 and $443,000 of charitable contributions at December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, it has been determined that it is more likely than not that a portion of the benefit from this charitable contribution carryforward will not be realized prior to expiration. As a result, a valuation allowance of $171,000 and $60,000 has been provided on this deferred tax asset for the years ended December 31, 2022 and 2021, respectively. The ultimate realization of this deferred tax asset is dependent upon the generation of future taxable income. The Internal Revenue Federal Tax Code (the "Code") limits the charitable contribution deduction in any one year to 10% of taxable income, computed without regard to charitable contributions, certain special deductions, net operating loss carry backs and capital loss carry backs. However, the Code allows a corporation to carry forward the excess charitable contributions to each of the five immediately succeeding years, subject to a 10% limitation in each of those years. Thus, the Company would have six years in which to utilize the December 31, 2019 charitable contribution carryforward. The valuation allowance for this net deferred tax asset may be adjusted in the future if estimates of taxable income during the carryforward period are reduced or increased. All other deferred tax assets as of December 31, 2022 and 2021 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of these deferred tax assets will be realized.

As of December 31, 2022, the Company has a Federal and New Hampshire net operating loss carryforward of $2.7 million and $2.4 million, respectively. The Federal net operating loss carryforward can be carried forward indefinitely but is limited to 80% of each subsequent year's taxable income. The New Hampshire net operating loss carryforward expires in 2032 and is also limited to 80% of each subsequent year's taxable income. Additionally, as of December 31, 2022, the Company has a New Hampshire Business Enterprise Tax credit carry forward of $78,000 that expires in 2029 through 2032.

The tax reserve for loan losses at the Company's base year amounted to approximately $2.3 million. If any portion of the reserve is used for purposes other than to absorb loan losses, approximately 150% of the amount actually used (limited to the amount of the reserve) would be subject to taxation in the year in which used. As the Company intends to use the reserve to only absorb loan losses, a deferred tax liability of approximately $623,000 has not been provided.

The Company does not have any uncertain tax positions at December 31, 2022 or 2021 which require accrual or disclosure. The Company records interest and penalties as part of income tax expense. No interest or penalties were recorded for the years ended December 31, 2022 and 2021.

The Company's income tax returns are subject to review and examination by federal and state taxing authorities. The Company is currently open to audit under the applicable statutes of limitations by the Internal Revenue Service for the years ended December 31, 2019 through 2022. The years open to examination by state taxing authorities vary by jurisdiction; no years prior to 2019 are open.

12. Employee Benefits

Employee Stock Ownership Plan

The Company maintains the First Seacoast Bank Employee Stock Ownership Plan ("ESOP") to provide eligible employees of the Company the opportunity to own Company stock. The ESOP is a tax-qualified retirement plan for the benefit of Company employees. Contributions are allocated to eligible participants on the basis of compensation, subject to federal limits. The Company uses the principal and interest method to determine the release of shares amount. The number of shares committed to be released per year through 2038 is 11,924.

The ESOP funded its purchase of 238,473 shares through a loan from the Company equal to 100% of the aggregate purchase price of the common stock. The ESOP trustee is repaying the loan principally through the Bank's contributions to the ESOP over the remaining loan term of 16.5 years. At December 31, 2022 and 2021, the remaining principal balance on the ESOP debt was $2.0 million and $2.1 million, respectively.

Under applicable accounting requirements, the Company records compensation expense for the ESOP equal to fair market value of shares when they are committed to be released from the suspense account to participants' accounts under the plan. Total compensation expense recognized in connection with the ESOP for the years ended December 31, 2022 and 2021, was $124,000 and $115,000, respectively. At December 31, 2022 and 2021, total unearned compensation for the ESOP was $1.9 million and $2.0 million, respectively.

	December 31,	
	2022	2021
Shares held by the ESOP include the following:		
Allocated	35,772	23,848
Committed to be allocated	11,924	11,924
Unallocated	190,777	202,701
Total	238,473	238,473

The fair value of unallocated shares was approximately $1.8 million and $2.2 million at December 31, 2022 and 2021, respectively.

401(k) Plan

During the years ended December 31, 2022 and 2021, the Company sponsored a 401(k) defined contribution plan for substantially all employees pursuant to which employees of the Company could elect to make contributions to the plan subject to Internal Revenue Service limits. The Company also makes matching and profit-sharing contributions to eligible participants in accordance with plan provisions. The Company's contributions for the years ended December 31, 2022 and 2021 was $202,000 and $189,000, respectively.

Pension Plan

The Company participates in the Pentegra Defined Benefit Plan for Financial Institutions (The Pentegra DB Plan), a tax-qualified defined benefit pension plan. The Pentegra DB Plan's Employer Identification Number is 13-5645888 and the Plan Number is 333. The Pentegra DB Plan operates as a multi-employer plan for accounting purposes and as a multiple-employer plan under the *Employee Retirement Income Security Act of 1974* and the Internal Revenue Code. There are no collective bargaining agreements in place that require contributions to the Pentegra DB Plan. The Pentegra DB Plan is a single plan under Internal Revenue Code Section 413 (c) and, as a result, all of the assets stand behind all of the liabilities. Accordingly, under the Pentegra DB Plan, contributions made by a participating employer may be used to provide benefits to participants of other participating employers.

The funded status (fair value of plan assets divided by funding target) per the 2022 valuation report as of July 1, 2022 was 96.24%. The fair value of plan assets reflects any contributions received through June 30, 2022. The funded status (fair value of plan assets divided by funding target) per the 2021 valuation report as of July 1, 2021 was 104.99%. The fair value of plan assets reflects any contributions received through June 30, 2021.

Based upon the funded status of the Pentegra DB Plan as of July 1, 2022, no funding improvement plan or rehabilitation plan has been implemented or is pending as of December 31, 2022. The Bank's contributions to the Pentegra DB Plan during the year ended December 31, 2022 totaled $200,000 and were not more than 5% of the total contributions to the Pentegra DB Plan for the plan year ending June 30, 2021.

Total pension plan expense for the years ended December 31, 2022 and 2021 was $1.5 million and $200,000, respectively, and is included in salaries and employee benefits in the accompanying consolidated statements of income. The Company did not pay a surcharge to the Pentegra DB Plan during the years ended December 31, 2022 or 2021.

The Company enacted a "hard freeze" for the Pentegra DB Plan as of December 31, 2018, eliminating all future service-related accruals for participants. Prior to this enactment the Company maintained a "soft freeze" status that continued service-related accruals for its active participants with no new participants permitted into the Pentegra DB Plan. On May 26, 2022, the board of directors approved a resolution authorizing the Company to give notice of its intent to withdraw from the Pentegra DB Plan as of September 30, 2022. On September 30, 2022, the Company proceeded with its notification to withdraw from the Pentegra DB Plan as of September 30, 2022. As a result, a contribution amount that achieves a funded status of 100% - market value of plan assets equal to the final withdrawal liability - is due. The final withdrawal liability amounted to $1.5 million of which $200,000 was paid prior to December 31, 2022. At December 31, 2022, $1.3 million of pension expense was accrued and subsequently paid in January 2023.

Supplemental Executive Retirement Plans

<u>Salary Continuation Plan</u>

The Company maintains a nonqualified supplemental retirement plan for its current President and former President. The plan provides supplemental retirement benefits payable in installments over a period of years upon retirement or death. The recorded liability at December 31, 2022 and 2021 relating to this supplemental retirement plan was $660,000 and $634,000, respectively. The discount rate used to determine the Company's obligation was 5.00% during the years ended December 31, 2022 and 2021. The projected rate of salary increase for its current President was 3% for the years ended December 31, 2022 and 2021. For the years ended December 31, 2022 and 2021, the expense of this salary retirement plan was $82,000.

<u>Executive Supplemental Retirement Plan</u>

The recorded liability at December 31, 2022 and 2021 relating to the supplemental retirement plan for the Company's former President was $47,000 and $90,000, respectively. The discount rate used to determine the Company's obligation was 6.25% during the years ended December 31, 2022 and 2021. For the years ended December 31, 2022 and 2021, the expense of this supplemental plan was $3,000 and $6,000, respectively.

<u>Endorsement Method Split Dollar Plan</u>

The Company has an endorsement method split dollar plan for a former President. The recorded liability at December 31, 2022 and 2021 relating to this supplemental executive benefit agreement was $34,000 and $35,000, respectively. For the years ended December 31, 2022 and 2021, the expense of this supplemental plan was $-0- and $1,000, respectively.

<u>Directors' Deferred Supplemental Retirement Plan</u>

The Company has a supplemental retirement plan for eligible directors that provides for monthly benefits based upon years of service to the Company, subject to certain limitations as set forth in the agreements. The present value of these future payments is being accrued over the estimated period of service. The estimated liability at December 31, 2022 and 2021 relating to this plan was $537,000 and $550,000, respectively. The discount rate used to determine the Company's obligation was 6.25% during the years ended December 31, 2022 and 2021. For the years ended December 31, 2022 and 2021 the expense of the supplemental retirement plan was $75,000 and $63,000, respectively.

The Company enacted a "hard freeze" for this supplemental retirement plan as of January 1, 2022. On February 10, 2022, the Bank and the non-employee members of the board of directors of the Bank entered into amendments to the Supplemental Director Retirement Agreements (the "Agreements") previously entered into by the Bank and the directors. The amendments eliminate the formula for determining the normal annual retirement benefit (previously "70% of Final Base Fee") and replaces it with a fixed annual benefit of $20,000. The amendments also eliminate the formula for determining the benefit payable on a change in control (previously tied to the normal annual retirement formula with certain imputed increases in the Base Fee) and replacing it with a fixed amount equal to the present value of $200,000. The effect of the amendments is to eliminate the variable and increasing costs associated with the Agreements. Instead, since the normal annual retirement benefit will be a fixed amount, the future costs associated with the Agreements is now more predictable. It is the intention of the Bank that no new directors of the Bank would enter into similar agreements.

Additionally, the Company has a deferred directors' fee plan which allows members of the board of directors to defer the receipt of fees that otherwise would be paid to them in cash. At December 31, 2022 and 2021, the total deferred directors' fees amounted to $553,000 and $420,000, respectively.

13. **Stock Based Compensation**

Equity Incentive Plan

Effective May 27, 2021, the Company adopted the First Seacoast Bancorp 2021 Equity Incentive Plan (the "2021 Plan"). The 2021 Plan provides for the granting of incentive and non-statutory stock options to purchase shares of common stock and the granting of shares of restricted stock awards and restricted stock units.

The 2021 Plan authorizes the issuance or delivery to participants of up to 417,327 shares of common stock. Of this number, the maximum number of shares of common stock that may be issued pursuant to the exercise of stock options is 298,091 shares, and the maximum number of shares of common stock that may be issued as restricted stock awards or restricted stock units is 119,236 shares. The exercise price of stock options may not be less than the fair market value on the date the stock option is granted. Further, stock options may not be granted with a term that is longer than 10 years.

As of December 31, 2022, no stock options have been granted. On November 18, 2021, 118,270 restricted stock awards were granted to directors and certain members of management at $9.99 per share. The total fair value related to the grant was $1.2 million. Restricted stock awards time-vest over a three year period and have been fair valued as of the date of grant. The holders of restricted stock awards participate fully in the rewards of stock ownership of the Company, including voting rights when granted and dividend rights when vested. A summary of non-vested restricted shares outstanding as of December 31, 2022 and 2021, and changes during the year ended is presented below:

	2022		2021	
	Number of Shares	Weighted Average Grant Date Fair Value	Number of Shares	Weighted Average Grant Date Fair Value
Restricted stock				
Non-vested at beginning of year	118,270	$ 9.99	—	—
Granted	—	—	118,270	$ 9.99
Vested	(38,754)	9.99	—	—
Forfeited	(2,000)	9.99	—	—
Non-vested at end of year	77,516	$ 9.99	118,270	$ 9.99

For the years ended December 31, 2022 and 2021, the expense recognized for this equity incentive plan was $387,000 and $46,000, respectively, which provided a tax benefit of $105,000 and $12,000, respectively. At December 31, 2022 and 2021, total unrecognized compensation expense for this equity incentive plan was $729,000 and $1.1 million, respectively, with a 1.9 and 2.9 year weighted average future recognition period, respectively.

14. Leases

The Company is obligated under various lease agreements for one of its branch offices and certain equipment. These agreements are accounted for as operating leases and their terms expire between 2023 and 2027 and, in some instances, contain options to renew for periods up to four years. The Company has no financing leases.

The Company adopted ASU 2016-02 –Leases (Topic 842)– effective January 1, 2022 and began recognizing its operating leases on its consolidated balance sheet by recording a net lease liability, representing the Company's legal obligation to make these lease payments, and a ROU asset, representing the Company's legal right to use the leased assets. The Company, by policy, does not include renewal options for leases as part of its ROU asset and lease liabilities unless they are deemed reasonably certain to exercise. The Company does not have any sub-lease agreements.

The following table summarizes information related to the Company's right-of-use asset and net lease liability:

	At December 31, 2022	
	Operating Leases	Balance Sheet Location
	(Dollars in thousands)	
Right-of-use asset	$ 202	Other Assets
Net lease liability	202	Other Liabilities

The Company determines whether a contract contains a lease based on whether a contract, or a part of a contract, conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The discount rate is either implicit in the lease or, when such a rate cannot be readily determined, the Company's incremental borrowing rate is used. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term.

The components of operating lease cost and other related information are as follows:

	Year Ended December 31, 2022
	(Dollars in thousands)
Operating lease cost	$ 54
Short-term lease cost	—
Variable lease cost (Cost excluded from lease payments)	—
Sublease income	—
Total operating lease cost	54
Other Information:	
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases	54
Operating lease - operating cash flows (liability reduction)	$ —
Weighted average lease term - years	4.37
Weighted average discount rate	3.29%

The total minimum lease payments due in future periods for lease agreements in effect at December 31, 2022 were as follows:

As of December 31, 2022	Future Minimum Lease Payments
	(Dollars in thousands)
2023	$ 52
2024	49
2025	45
2026	43
2027	29
Total minimum lease payments	218
Less: interest	(16)
Total lease liability	$ 202

The Company's obligation under the operating lease related to one of its branches expires in August 2027 and has future lease payments of $188,000 as of December 31, 2022. As of December 31, 2021, this lease was scheduled to expire in June 2022 and had future lease payments of $16,000. Total lease expense was $33,000 and $32,000 for the years ended December 31, 2022 and 2021. This lease agreement contains clauses calling for escalation of minimum lease payments contingent on increases in LIBOR, or a similar replacement index, and the consumer price index.

15. Other Comprehensive (Loss) Income

The Company reports certain items as "other comprehensive income" and reflects total accumulated other comprehensive (loss) income ("AOCI") in the consolidated financial statements for all years containing elements of other comprehensive income or loss. The following table presents a reconciliation of the changes in the components of other comprehensive income or loss for the dates indicated, including the amount of income tax expense or benefit allocated to each component of other comprehensive income or loss:

	Year Ended December 31,		Affected Line Item
Reclassification Adjustment	2022	2021	in Statements of (Loss) Income
	(Dollars in thousands)		
Losses (gains) on sale of securities available-for-sale	$ 747	$ (535)	Securities losses (gains), net
Tax effect	(202)	145	Income tax (benefit) expense
	545	(390)	Net (loss) income
Net amortization of bond premiums	1,009	699	Interest on debt securities
Tax effect	(274)	(189)	Income tax (benefit) expense
	735	510	Net (loss) income
Net interest (income) expense on swaps	(115)	48	Interest expense on borrowings
Tax effect	31	(13)	Income tax (benefit) expense
	(84)	35	Net (loss) income
Total reclassification adjustments	$ 1,196	$ 155	

The following tables present the changes in each component of AOCI for the periods indicated:

(Dollars in thousands)	Net Unrealized (Losses) Gains on AFS Securities[1]		Net Unrealized Gains (Losses) on Cash Flow Hedges[1]		AOCI[1]	
Balance at December 31, 2020	$	1,481	$	(100)	$	1,381
Other comprehensive (loss) income before reclassification		(1,026)		211		(815)
Amounts reclassified from AOCI		120		35		155
Other comprehensive (loss) income		(906)		246		(660)
Balance at December 31, 2021	$	575	$	146	$	721
Balance at December 31, 2021	$	575	$	146	$	721
Other comprehensive (loss) income before reclassification		(12,283)		639		(11,644)
Amounts reclassified from AOCI		1,280		(84)		1,196
Other comprehensive (loss) income		(11,003)		555		(10,448)
Balance at December 31, 2022	$	(10,428)	$	701	$	(9,727)

(1) All amounts are net of tax

16. Financial Instruments with Off-Balance Sheet Risk, Commitments and Contingencies

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, unadvanced funds on loans and standby letters of credit. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but generally includes secured interests in mortgages.

Standby letters of credit are conditional commitments issued by the Bank to guarantee performance by a customer to a third-party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Notional amounts of financial instruments with off-balance sheet credit risk are approximately as follows as of December 31:

	2022		2021	
Unadvanced portions of loans	$	44,929	$	42,781
Commitments to originate loans		16,134		15,103
Standby letters of credit		302		318

In the ordinary course of business, the Company may be subject to various legal proceedings. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such proceedings will not be material to the consolidated balance sheet or consolidated statements of income.

17. Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below). As of December 31, 2022, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank, as well capitalized under the regulatory framework, for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum capital amounts and ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed the Bank's category. Management believes that, as of December 31, 2022 and 2021, the Bank met all capital adequacy requirements to which it was subject, including the capital conservation buffer, at those dates.

The following table presents actual and required capital ratios as of December 31, 2022 and 2021 for the Bank under the Basel Committee on Banking Supervisions capital guidelines for U.S. banks ("Basel III Capital Rules") as fully phased-in on January 1, 2019. Capital levels required to be considered well capitalized are based upon prompt corrective action regulations, as amended to reflect the changes under the Basel III Capital Rules.

(Dollars in thousands)	Actual Amount	Actual Ratio	Minimum Capital Requirement Amount	Minimum Capital Requirement Ratio	Minimum Capital Required to be Well Capitalized Amount	Minimum Capital Required to be Well Capitalized Ratio	Minimum Capital Required For Capital Adequacy Plus Capital Conservation Buffer Fully Phased-In Amount	Minimum Capital Required For Capital Adequacy Plus Capital Conservation Buffer Fully Phased-In Ratio
As of December 31, 2022								
Total Capital (to risk- weighted assets)	$ 52,475	15.53%	$ 27,028	8.00%	$ 33,785	10.00%	$ 35,474	10.50%
Tier 1 Capital (to risk- weighted assets)	48,821	14.45	20,271	6.00	27,028	8.00	28,717	8.50
Tier 1 Capital (to average assets)	48,821	9.20	21,224	4.00	26,530	5.00	21,224	4.00
Common Equity Tier 1 (to risk-weighted assets)	48,821	14.45	15,203	4.50	21,960	6.50	23,649	7.00
As of December 31, 2021								
Total Capital (to risk-weighted assets)	$ 52,798	17.87%	$ 23,641	8.00%	$ 29,546	10.00%	$ 31,029	10.50%
Tier 1 Capital (to risk-weighted assets)	49,151	16.63	17,731	6.00	23,644	8.00	25,119	8.50
Tier 1 Capital (to average assets)	49,151	9.92	19,811	4.00	24,774	5.00	19,811	4.00
Common Equity Tier 1 (to risk-weighted assets)	49,151	16.63	13,298	4.50	19,211	6.50	20,686	7.00

18. Treasury Stock

Common Stock Repurchases

On September 23, 2020, the board of directors of First Seacoast Bancorp (a federal corporation) authorized the repurchase of up to 136,879 shares of First Seacoast Bancorp's (a federal corporation) outstanding common stock, which equals approximately 2.2% of all shares then outstanding and approximately 5.0% of the then outstanding shares owned by stockholders other than First Seacoast Bancorp, MHC. The Company holds repurchased shares in its treasury. As of December 31, 2022 and 2021, First Seacoast Bancorp (a federal corporation) had repurchased 136,879 and 78,433 shares of its common stock, respectively.

Equity Incentive Plan

A certain member of management elected to surrender 593 shares of a vested restricted stock award on November 18, 2022 in lieu of a cash payment for the tax liabilities associated with the time-vestng of their award. The Company holds these shares in its treasury. As of December 31, 2022 and 2021, the Company held a total of 137,472 and 78,433 shares in its treasury, respectively.

19. Derivatives and Hedging Activities

Derivatives are recognized as either assets or liabilities on the balance sheet and are measured at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and resulting designation. The Company utilizes interest rate swap agreements as part of its asset liability management strategy. Interest rate swaps involve the exchange of interest payments at specified intervals between two parties without the exchange of any underlying principal. These derivative instruments are designated as cash flow hedges with changes in the fair value of the derivative recorded in accumulated other comprehensive income and recognized in earnings when the hedged transaction affects earnings. The hedges were determined to be effective and the Company expects the hedges to remain effective during the remaining terms of the swaps.

The Company entered into two $5 million notional interest rate swaps that have been designated as cash flow hedges on 90-day advances from FHLB. The purpose of these cash flow hedges is to reduce potential interest rate risk by swapping a variable rate borrowing to a fixed rate. Management deemed it prudent to limit the variability of these interest payments by entering into these interest rate swap agreements. These agreements provide for the Company to receive payments at a variable rate determined by a specific index (three-month LIBOR) in exchange for making payments at a fixed rate. Publication of LIBOR is expected to cease in December of 2024. The swap agreements allow for substitution of an alternative reference rate such as the secured overnight financing rate ("SOFR") at that time.

The changes in the fair value of interest rate swaps are reported in other comprehensive income and are subsequently reclassified into interest expense in the period that the hedged transactions affect earnings. For the years ended December 31, 2022 and 2021, the change in fair value for these derivative instruments was $761,000 and $337,000, respectively. At December 31, 2022 and 2021, the fair value of interest rate swap derivatives resulted in an asset of $961,000 and $200,000, respectively, and is recorded in other assets. These interest rate swaps were unwound during January 2023 at a gain of $849,000 (see Note 22 Subsequent Events for more information).

The following tables summarize the Company's derivatives associated with its interest rate risk management activities:

| (Dollars in thousands) | Start Date | Maturity Date | Rate | December 31, 2022 | | |
				Notional	Other Assets	Other Liabilities
Debt Hedging						
Hedging Instruments:						
Interest Rate Swap 2020	4/13/2020	4/13/2025	0.68%	$ 5,000	$ 431	$ —
Interest Rate Swap 2021	4/13/2021	4/13/2026	0.74%	$ 5,000	$ 530	$ —
Total Hedging Instruments				$10,000	$ 961	$ —
Hedged Items:						
Variability in cash flows related to 90-day FHLB advances				N/A	$ —	$ 10,000

| (Dollars in thousands) | Start Date | Maturity Date | Rate | December 31, 2021 | | |
				Notional	Other Assets	Other Liabilities
Debt Hedging						
Hedging Instruments:						
Interest Rate Swap 2020	4/13/2020	4/13/2025	0.68%	$ 5,000	$ 85	$ —
Interest Rate Swap 2021	4/13/2021	4/13/2026	0.74%	$ 5,000	$ 115	$ —
Total Hedging Instruments				$ 10,000	$ 200	$ —
Hedged Items:						
Variability in cash flows related to 90-day FHLB advances				N/A	$ —	$ 10,000

The following table summarizes the effect of cash flow hedge accounting on the consolidated statements of income for the years ended December 31, 2022 and 2021:

| (Dollars in thousands) | Location and Amount of Income (Loss) Recognized in Statements of (Loss) Income | | | |
| | 2022 | | 2021 | |
	Interest Income (Expense)	Other Income (Expense)	Interest Income (Expense)	Other Income (Expense)
The effect of cash flow hedging accounting:				
Amount reclassified from AOCI into expense	$ 115	$ —	$ (48)	$ —

The credit risk associated with these interest rate swaps is the risk of default by the counterparty. To minimize this risk, the Company only enters into interest rate swaps agreements with highly rated counterparties that management believes to be creditworthy. The notional amounts of these agreements do not represent amounts exchanged by the parties and, therefore, are not a measure of the potential loss exposure. Risk management results for the years ended December 31, 2022 and 2021, related to the balance sheet hedging of $10.0 million of 90-day FHLB advances, included in borrowings, indicate that the hedge was 100% effective, and there was no component of the derivative instruments' unrealized gain or loss which was excluded from the assessment of hedge effectiveness. As of December 31, 2022 and 2021, the Company posted $535,000 and $526,000, respectively, of cash to the counterparty as collateral on its interest rate swap contracts, which was presented within cash and due from banks on the consolidated balance sheets.

20.   Fair Values of Assets and Liabilities

Determination of Fair Value

The fair value of an asset or liability is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from one level to another. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various assets and liabilities. In cases where quoted market prices are not available, fair values are based on estimates using present value of cash flows or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The Company groups its assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded, and the observability and reliability of the assumptions used to determine fair value.

Level 1 – Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Level 3 inputs are unobservable inputs for the asset or liability.

For assets and liabilities, fair value is based upon the lowest level of observable input that is significant to the fair value measurement.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon models that primarily use, as inputs, observable market-based parameters. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and, therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented therein. A more detailed description of the valuation methodologies used for assets and liabilities measured at fair value is set forth below. A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Company's financial assets and financial liabilities carried at fair value at December 31, 2022 and 2021.

Financial Assets and Financial Liabilities: Financial assets and financial liabilities measured at fair value on a recurring basis include the following:

Securities Available-for-Sale: The Company's investment in U.S. Government-sponsored entities bonds, U.S Government agency small business administration pools guaranteed by the SBA, collateralized mortgage obligations issued by the FHLMC, FNMA, and GNMA residential mortgage-backed securities, other municipal bonds, corporate debt and corporate subordinated debt is generally classified within Level 2 of the fair value hierarchy. For these securities, the Company obtains fair value measurements from independent pricing services or uses fair value measurements considering observable market data. The fair value measurements consider observable data that may include reported trades, dealer quotes, market spreads, cash flows, the U.S. treasury yield curve, trading levels, market consensus prepayment speeds, credit information and the instrument's terms and conditions.

Mortgage Servicing Rights: Fair value is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model utilizes interest rate, prepayment speed and default rate assumptions that market participants would use in estimating future net servicing income and that can be validated against available market data (see Note 7 Loan Servicing, for more information). These assumptions are inherently sensitive to change as these unobservable inputs are not based on quoted prices in active markets or otherwise observable.

Derivative Instruments and Hedges: The valuation of these instruments is determined using the discounted cash flow method on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities.

The following table summarizes financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 and 2021, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Total		Level 1		Level 2		Level 3	
December 31, 2022			*(Dollars in thousands)*					
Securities available-for-sale:								
U.S. Government-sponsored enterprises obligations	$	1,826	$	—	$	1,826	$	—
U.S. Government agency small business administration pools guaranteed by the SBA		8,359		—		8,359		—
Collateralized mortgage obligations issued by the FHLMC, FNMA and GNMA		6,222		—		6,222		—
Residential mortgage-backed securities		21,823		—		21,823		—
Municipal bonds		62,416		—		62,416		—
Corporate debt		497		—		497		—
Corporate subordinated debt		4,957		—		4,957		—
Other assets:								
Mortgage servicing rights	$	357		—		—	$	357
Derivatives		961		—		961		—

	Total		Level 1		Level 2		Level 3	
December 31, 2021			*(Dollars in thousands)*					
Securities available-for-sale:								
U.S. Government-sponsored enterprises obligations	$	5,971	$	—	$	5,971	$	—
U.S. Government agency small business administration pools guaranteed by the SBA		5,045		—		5,045		
Collateralized mortgage obligations issued by the FHLMC, FNMA and GNMA		3,332		—		3,332		—
Residential mortgage-backed securities		23,332		—		23,332		—
Municipal bonds		50,613		—		50,613		—
Corporate subordinated debt		3,072		—		3,072		—
Other assets:								
Mortgage servicing rights	$	322	$	—	$	—	$	322
Derivatives		200		—		200		—

For the years ended December 31, 2022 and 2021, the changes in Level 3 assets and liabilities measured at fair value on a recurring basis were as follows:

(Dollars in thousands)		Mortgage Servicing Rights[1]
Balance as of January 1, 2022	$	322
Included in net income		35
Balance as of December 31, 2022	$	357
Total unrealized net gains (losses) included in net income related to assets still held as of December 31, 2022	$	—
Balance as of January 1, 2021	$	273
Included in net income		49
Balance as of December 31, 2021	$	322
Total unrealized net gains (losses) included in net income related to assets still held as of December 31, 2021	$	—

(1) Realized and unrealized gains and losses related to mortgage servicing rights are reported as a component of loan servicing fee income in the Company's consolidated statements of (loss) income.

For Level 3 assets measured at fair value on a recurring basis as of December 31, 2022 and 2021, the significant unobservable inputs used in the fair value measurements were as follows:

			December 31, 2022		
(Dollars in thousands)	Valuation Technique	Description	Range	Weighted Average[1]	Fair Value
Mortgage Servicing Rights	Discounted Cash Flow	Prepayment Rate	6.48% - 23.49%	7.78%	$ 357
		Discount Rate	9.50% - 9.50%	9.50%	
		Delinquency Rate	2.13% - 2.79%	2.24%	
		Default Rate	0.14% - 0.20%	0.15%	

			December 31, 2021		
(Dollars in thousands)	Valuation Technique	Description	Range	Weighted Average[1]	Fair Value
Mortgage Servicing Rights	Discounted Cash Flow	Prepayment Rate	6.63% - 25.56%	13.39%	$ 322
		Discount Rate	9.00% - 9.00%	9.00%	
		Delinquency Rate	2.82% - 3.63%	2.96%	
		Default Rate	0.08% - 0.14%	0.13%	

(1) Unobservable inputs for mortgage servicing rights were weighted by loan amount.

The significant unobservable inputs used in the fair value measurement of the Company's mortgage servicing rights are the weighted-average prepayment rate, weighted-average discount rate, weighted average delinquency rate and weighted-average default rate. Significant increases (decreases) in any of those inputs in isolation could result in a significantly lower (higher) fair value measurement. Although the prepayment rate and the discount rate are not directly interrelated, they generally move in opposite directions of each other.

The Company estimates the fair value of mortgage servicing rights by using a discounted cash flow model to calculate the present value of estimated future net servicing income. Observable and unobservable inputs are entered into this model as prescribed by an independent third party to arrive at an estimated fair value.

Certain financial assets and financial liabilities are measured at fair value on a non-recurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets measured at fair value on a non-recurring basis during the reported periods may include certain impaired loans reported at the fair value of the underlying collateral. Fair value is measured using appraised values of collateral and adjusted as necessary by management based on unobservable inputs for specific properties. However, the choice of observable data is subject to significant judgment, and there are often adjustments based on judgment in order to make observable data comparable and to consider the impact of time, the condition of properties, interest rates and other market factors on current values. Additionally, commercial real estate appraisals frequently involve discounting of projected cash flows, which relies inherently on unobservable data. Therefore, real estate collateral related nonrecurring fair value measurement adjustments have generally been classified as Level 3.

Estimates of fair value used for other collateral supporting commercial loans generally are based on assumptions not observable in the marketplace, and therefore, such valuations have been classified as Level 3. Financial assets measured at fair value on a non-recurring basis during the reported periods also include loans held for sale. Residential mortgage loans held for sale are recorded at the lower of cost or fair value and are therefore measured at fair value on a non-recurring basis. The fair values for loans held for sale are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality and are included in Level 3. At December 31, 2022 and 2021, there were no assets measured at fair value on a nonrecurring basis.

Non-Financial Assets and Non-Financial Liabilities: The Company has no non-financial assets or non-financial liabilities measured at fair value on a recurring basis. Non-financial assets measured at fair value on a non-recurring basis generally include certain foreclosed assets which, upon initial recognition, were remeasured and reported at fair value through a charge-off to the allowance for loan losses and certain foreclosed assets which, subsequent to their initial recognition, are remeasured at fair value through a write-down included in other non-interest expense. There were no foreclosed assets at December 31, 2022 or 2021.

ASC Topic 825, *"Financial Instruments,"* requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring or non-recurring basis are discussed above. ASU 2016-01 requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. The exit price notion is a market-based measurement of fair value that is represented by the price to sell an asset or transfer a liability in the principal market (or most advantageous market in the absence of a principal market) on the measurement date. At December 31, 2022 and 2021, fair values of loans are estimated on an exit price basis incorporating discounts for credit, liquidity and marketability factors.

Summary of Fair Values of Financial Instruments not Carried at Fair Value

The estimated fair values, and related carrying or notional amounts, of the Company's financial instruments not carried at fair value at December 31 are as follows:

(Dollars in thousands)	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
December 31, 2022					
Financial Assets:					
Cash and due from banks	$ 8,250	$ 8,250	$ 8,250	$ —	$ —
Interest-bearing time deposits with other banks	747	747	—	747	—
Federal Home Loan Bank stock	3,502	3,502	—	3,502	—
Bank-owned life insurance	4,561	4,561	—	4,561	—
Loans, net	398,924	361,402	—	—	361,402
Accrued interest receivable	1,988	1,988	1,988	—	—
Financial Liabilities:					
Deposits	$ 382,363	$ 379,714	$ 320,624	$ 59,090	$ —
Advances from Federal Home Loan Bank	99,397	97,675	—	97,675	—
Mortgagors' tax escrow	938	938	—	938	—
Accrued interest payable	95	95	95	—	—
December 31, 2021					
Financial Assets:					
Cash and due from banks	$ 6,638	$ 6,638	$ 6,638	$ —	$ —
Interest-bearing time deposits with other banks	1,245	1,245	—	1,245	—
Federal Home Loan Bank stock	1,688	1,688	—	1,688	—
Bank-owned life insurance	4,461	4,461	—	4,461	—
Loans, net	373,051	371,587	—	—	371,587
Accrued interest receivable	1,499	1,499	1,499	—	—
Financial Liabilities:					
Deposits	$ 393,243	$ 393,145	$ 334,917	$ 58,228	$ —
Advances from Federal Home Loan Bank	29,462	29,063	—	29,063	—
Mortgagors' tax escrow	652	652	—	652	—
Accrued interest payable	33	33	33	—	—

21. Condensed Financial Statements of Parent Company

Financial information pertaining to First Seacoast Bancorp only is as follows:

CONDENSED BALANCE SHEETS

	December 31,	
	2022	2021
	(Dollars in thousands)	
ASSETS		
Cash held at First Seacoast Bank	$ 9,346	$ 9,785
Investment in First Seacoast Bank	37,925	48,477
Loan to First Seacoast Bank ESOP	2,025	2,105
Deferred tax asset	—	60
Other assets	41	43
Total assets	$ 49,337	$ 60,470
LIABILITIES		
Other liabilities	$ —	$ 2
Total liabilities	—	2
STOCKHOLDERS' EQUITY		
Stockholders' equity	49,337	60,468
Total liabilities and stockholders' equity	$ 49,337	$ 60,470

CONDENSED STATEMENTS OF (LOSS) INCOME

	For the Year Ended December 31,			
	2022		2021	
	(Dollars in thousands)			
Income:				
Interest on ESOP loan	$	110	$	115
Expense:				
Miscellaneous expense		4		3
Income before income tax expense and equity in undistributed net (loss) income of First Seacoast Bank		106		112
Income tax expense		62		—
Net income before equity in undistributed net (loss) income of First Seacoast Bank		44		112
Equity in undistributed net (loss) income of First Seacoast Bank		(609)		2,509
Net (loss) income	$	(565)	$	2,621

CONDENSED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,			
	2022		2021	
	(Dollars in thousands)			
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net (loss) income	$	(565)	$	2,621
Adjustments to reconcile net (loss) income to net cash provided by operating activities:				
Undistributed net loss (income) of First Seacoast Bank		609		(2,509)
Deferred tax expense		60		25
Decrease (increase) in other assets		2		(25)
Decrease in other liabilities		(2)		(5)
Net cash provided by operating activities		104		107
CASH FLOWS FROM INVESTING ACTIVITIES:				
Principal payments received on ESOP		80		75
Net cash provided by investing activities		80		75
CASH FLOWS FROM FINANCING ACTIVITIES:				
Treasury stock purchases		(623)		(515)
Net cash used by financing activities		(623)		(515)
Net change in cash		(439)		(333)
Cash at beginning of year		9,785		10,118
Cash at end of year	$	9,346	$	9,785

22. Subsequent Events

On January 17, 2023, the Company terminated both of its interest rate swap derivative instruments at a gain of $849,000. Also, $536,000 of cash posted to the counterparty as collateral on these interest rate swaps contracts was returned to the Company.

On January 19, 2023, the conversion of First Seacoast Bancorp, MHC from mutual to stock form and the related stock offering by First Seacoast Bancorp, Inc., the new holding company for First Seacoast Bank, was completed. First Seacoast Bancorp, Inc.'s common stock began trading on the Nasdaq Capital Market under the trading symbol "FSEA" on January 20, 2023. As a result of the subscription offering, the community offering and the syndicated community offering, First Seacoast Bancorp, Inc. sold a total of 2,805,000 shares of its common stock at a price of $10.00 per share, which includes 224,400 shares sold to First Seacoast Bank's Employee Stock Ownership Plan. As part of the conversion transaction, each outstanding share of First Seacoast Bancorp (a federal corporation) common stock owned by the public stockholders of First Seacoast Bancorp (a federal corporation) (stockholders other than First Seacoast Bancorp, MHC) as of the closing date was converted into shares of First Seacoast Bancorp, Inc. common stock based on an exchange ratio of 0.8358 shares of First Seacoast Bancorp, Inc. common stock for each share of First Seacoast Bancorp (a federal corporation) common stock. Cash was issued in lieu of a fractional share of First Seacoast Bancorp, Inc. common stock based on the offering price of $10.00 per share. Upon the completion of the conversion transaction, First Seacoast Bancorp, Inc. has approximately 5,077,492 shares of common stock outstanding.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
First Seacoast Bancorp

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of First Seacoast Bancorp and Subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of (loss) income, comprehensive (loss) income, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Baker Newman & Noyes LLC

We have served as the Company's auditor since 2011.

Portland, Maine
March 24, 2023

ITEM 9. <u>Changes In and Disagreements With Accountants on Accounting and Financial Disclosure</u>

None.

ITEM 9A. <u>Controls and Procedures</u>

Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a 15(e) promulgated under the Securities and Exchange Act of 1934, as amended) as of December 31, 2022. Based on that evaluation, the Company's management, including the Chief Executive Officer and the Chief Financial Officer, concluded that the Company's disclosure controls and procedures were effective.

Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the Securities Exchange Act of 1934 Rules 13(a) – 15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management, including the principal executive officer and principal financial officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in "Internal Control-Integrated Framework (2013)." Based on such assessment, management believes that, as of December 31, 2022, the Company's internal control over financial reporting is effective, based on those criteria.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to provisions of the Dodd-Frank Act that permits the Company to provide only management's report in this annual report.

Changes in Internal Control Over Financial Reporting

During the quarter ended December 31, 2022, there have been no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. <u>Other Information</u>

None.

ITEM 9C. <u>Disclosure Regarding Foreign Jurisdictions that Prevent Inspections</u>

Not applicable.

PART III

ITEM 10. <u>Directors, Executive Officers and Corporate Governance</u>

First Seacoast Bancorp, Inc. has adopted a Code of Ethics that applies to its principal executive officer, principal financial officer and principal accounting officer or controller or persons performing similar functions. A copy of the Code of Ethics is available on the investor relations section of First Seacoast Bancorp, Inc's website at www.firstseacoastbank.com under "Governance – Governance Documents."

The information contained under the sections captioned "Business Items to be Voted on by Stockholders – Item 1 Election of Directors," "Other Information Relating to Directors and Executive Officers" and "Corporate Governance" in First Seacoast Bancorp, Inc.'s definitive Proxy Statement for the 2023 Annual Meeting of Stockholders (the "Proxy Statement") is incorporated herein by reference.

ITEM 11. <u>Executive Compensation</u>

The information contained under the section captioned "Executive Compensation" and "Directors Compensation" in the Proxy Statement is incorporated herein by reference.

ITEM 12. <u>Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters</u>

(a)   Securities Authorized for issuance under Stock-Based Compensation Plans

The following information is presented for the First Seacoast Bancorp 2021 Equity Incentive Plan as of December 31, 2022:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (column a)	Weighted-average exercise price of outstanding options, warrants and rights (column b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders	—	$ —	301,057
Equity compensation plans not approved by stockholders	N/A	N/A	N/A
Total	—	$ —	301,057

(b)   Security Ownership of Certain Beneficial Owners

The information required by this item is incorporated herein by reference to the section captioned "Stock Ownership" in the Proxy Statement.

(c)   Security Ownership of Management

The information required by this item is incorporated herein by reference to the section captioned "Stock Ownership" in the Proxy Statement.

(d)   Changes in Control

Management of First Seacoast Bancorp, Inc. knows of no arrangements, including any pledge by any person of securities of First Seacoast Bancorp, Inc., the operation of which may at a later date result in a change in control of the registrant.

ITEM 13. <u>Certain Relationships and Related Transactions, and Director Independence</u>

The information required by this item is incorporated herein by reference to the sections captioned "Other Information Relating to Directors and Executive Officers - Transactions with Certain Related Persons" and "Corporate Governance" of the Proxy Statement.

ITEM 14. <u>Principal Accountant Fees and Services</u>

The information required by this item is incorporated herein by reference to the section captioned "Business Items to be Voted on by Stockholders – Item 2 – Ratification of Appointment of Independent Registered Public Accounting Firm" of the Proxy Statement.

ITEM 15. <u>Exhibits and Financial Statement Schedules</u>

3.1   Articles of Incorporation of First Seacoast Bancorp, Inc. (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form S-1 of First Seacoast Bancorp, Inc., initially filed with the Securities and Exchange Commission on September 13, 2022)

3.2   Amended and Restated Bylaws of First Seacoast Bancorp, Inc. (incorporated by reference to Exhibit 3.2 of the Current Report on Form 8-K of First Seacoast Bancorp, Inc., filed with the Securities and Exchange Commission on February 23, 2023)

4.1   Form of Common Stock Certificate of First Seacoast Bancorp, Inc. (incorporated by reference to Exhibit 4 of the Registration Statement on Form S-1 of First Seacoast Bancorp, Inc., initially filed with the Securities and Exchange Commission on September 13, 2022)

4.2   Description of First Seacoast Bancorp, Inc's Securities Registered Under Section 12 of the Securities Exchange Act of 1934

10.1   Employment Agreement between Federal Savings Bank and James R. Brannen (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 of First Seacoast Bancorp, initially filed with the Securities and Exchange Commission on March 13, 2019, as amended) †

10.2   First Amendment to Employment Agreement between Federal Savings Bank and James R. Brannen (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form S-1 of First Seacoast Bancorp, Inc., initially filed with the Securities and Exchange Commission on September 13, 2022) †

10.3   Employment Agreement between Federal Savings Bank and Richard M. Donovan (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 of First Seacoast Bancorp, initially filed with the Securities and Exchange Commission on March 13, 2019, as amended)†

10.4   First Amendment to Employment Agreement between Federal Savings Bank and Richard M. Donovan (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form S-1 of First Seacoast Bancorp, Inc., initially filed with the Securities and Exchange Commission on September 13, 2022) †

10.5   Employment Agreement between Federal Savings Bank and Timothy F. Dargan (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form S-1 of First Seacoast Bancorp, Inc., initially filed with the Securities and Exchange Commission on September 13, 2022) †

10.6   First Amendment to Employment Agreement between Federal Savings Bank and Timothy F. Dargan (incorporated by reference to Exhibit 10.6 of the Registration Statement on Form S-1 of First Seacoast Bancorp, Inc., initially filed with the Securities and Exchange Commission on September 13, 2022) †

10.7   Salary Continuation Agreement between Federal Savings Bank and James R. Brannen (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 of First Seacoast Bancorp, initially filed with the Securities and Exchange Commission on March 13, 2019, as amended) †

10.8   Directors Deferred Fee Plan (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 of First Seacoast Bancorp, initially filed with the Securities and Exchange Commission on March 13, 2019, as amended) †

10.9   Supplemental Director Retirement Agreement between Federal Savings Bank and Mark P. Boulanger (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 of First Seacoast Bancorp, initially filed with the Securities and Exchange Commission on March 13, 2019) †

10.10   Supplemental Director Retirement Agreement between Federal Savings Bank and Michael J. Bolduc (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 of First Seacoast Bancorp, initially filed with the Securities and Exchange Commission on March 13, 2019) †

10.11   Supplemental Director Retirement Agreement between Federal Savings Bank and James Jalbert (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1 of First Seacoast Bancorp, initially filed with the Securities and Exchange Commission on March 13, 2019) †

10.12	Supplemental Director Retirement Agreement between Federal Savings Bank and Thomas J. Jean (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-1 of First Seacoast Bancorp, initially filed with the Securities and Exchange Commission on March 13, 2019) †
10.13	Supplemental Director Retirement Agreement between Federal Savings Bank and Erica A. Johnson (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form S-1 of First Seacoast Bancorp, initially filed with the Securities and Exchange Commission on March 13, 2019) †
10.14	Supplemental Director Retirement Agreement between Federal Savings Bank and Paula J. Reid (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-1 of First Seacoast Bancorp, initially filed with the Securities and Exchange Commission on March 13, 2019) †
10.15	Supplemental Director Retirement Agreement between Federal Savings Bank and Janet Sylvester (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form S-1 of First Seacoast Bancorp, initially filed with the Securities and Exchange Commission on March 13, 2019) †
10.16	Amended and Restated Director Fee Continuation Agreement between Federal Savings Bank and Dana C. Lynch (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form S-1 of First Seacoast Bancorp, initially filed with the Securities and Exchange Commission on March 13, 2019) †
10.17	Amendment to Supplemental Director Retirement Agreement between Federal Savings Bank and Mark P. Boulanger (incorporated by reference to Exhibit 10.1 to the Form 8-K of First Seacoast Bancorp, as filed with the Securities and Exchange Commission on February 15, 2022) †
10.18	Amendment to Supplemental Director Retirement Agreement between Federal Savings Bank and Michael J. Bolduc (incorporated by reference to Exhibit 10.2 to the Form 8-K of First Seacoast Bancorp, as filed with the Securities and Exchange Commission on February 15, 2022) †
10.19	Amendment to Supplemental Director Retirement Agreement between Federal Savings Bank and James Jalbert (incorporated by reference to Exhibit 10.3 to the Form 8-K of First Seacoast Bancorp, as filed with the Securities and Exchange Commission on February 15, 2022) †
10.20	Amendment to Supplemental Director Retirement Agreement between Federal Savings Bank and Thomas J. Jean (incorporated by reference to Exhibit 10.4 to the Form 8-K of First Seacoast Bancorp, as filed with the Securities and Exchange Commission on February 15, 2022) †
10.21	Amendment to Supplemental Director Retirement Agreement between Federal Savings Bank and Erica A. Johnson (incorporated by reference to Exhibit 10.5 to the Form 8-K of First Seacoast Bancorp, as filed with the Securities and Exchange Commission on February 15, 2022) †
10.22	Second Amendment to Supplemental Director Retirement Agreement between Federal Savings Bank and Dana C. Lynch (incorporated by reference to Exhibit 10.6 to the Form 8-K of First Seacoast Bancorp, as filed with the Securities and Exchange Commission on February 15, 2022) †
10.23	Amendment to Supplemental Director Retirement Agreement between Federal Savings Bank and Paula J. Reid (incorporated by reference to Exhibit 10.7 to the Form 8-K of First Seacoast Bancorp, as filed with the Securities and Exchange Commission on February 15, 2022) †
10.24	Amendment to Supplemental Director Retirement Agreement between Federal Savings Bank and Janet Sylvester (incorporated by reference to Exhibit 10.8 to the Form 8-K of First Seacoast Bancorp, as filed with the Securities and Exchange Commission on February 15, 2022) †
21	Subsidiaries of Registrant
23	Consent of Baker Newman & Noyes LLC
31.1	Certification of President and Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Senior Vice President and Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification of Senior Vice President and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	The following materials from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of (Loss) Income, (iii) Consolidated Statements of Comprehensive (Loss) Income, (iv) Consolidated Statements of Changes in Stockholders' Equity, (v) Consolidated Statements of Cash Flows and (vi) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data Files (embedded within Inline XBRL document)

† Management contract or compensation plan or arrangement.

ITEM 16. <u>Form 10-K Summary</u>

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST SEACOAST BANCORP, INC.

Date: March 24, 2023   By: /s/ James R. Brannen
                                   _____
                                   James R. Brannen
                                   President and Chief Executive Officer
                                   (Duly Authorized Representative)

Pursuant to the requirements of the Securities Exchange of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ James R. Brannen James R. Brannen	President, Chief Executive Officer and Director (Principal Executive Officer)	March 24, 2023
/s/ Richard M. Donovan Richard M. Donovan	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	March 24, 2023
/s/ Janet Sylvester Janet Sylvester	Chairman of the Board	March 24, 2023
/s/ James Jalbert James Jalbert	Vice Chairman of the Board	March 24, 2023
/s/ Dana C. Lynch Dana C. Lynch	Director	March 24, 2023
/s/ Michael J. Bolduc Michael J. Bolduc	Director	March 24, 2023
/s/ Mark P. Boulanger Mark P. Boulanger	Director	March 24, 2023
/s/ Thomas J. Jean Thomas J. Jean	Director	March 24, 2023
/s/ Erica A. Johnson Erica A. Johnson	Director	March 24, 2023
/s/ Paula J. Williamson-Reid Paula J. Williamson-Reid	Director	March 24, 2023

Officers

James R. Brannen
President & Chief Executive Officer

Richard M. Donovan
Senior Vice President, Chief Financial Officer

Timothy F. Dargan
Senior Vice President, Senior Commercial Loan Officer

Paul Nee
Senior Vice President, Chief Information Officer

John E. Swenson
Senior Vice President, Chief Risk Officer

Jean Tremblay
Senior Vice President, Senior Retail Loan Officer

Sharon A. Zacharias
Senior Vice President, Human Resources Director

James C. McKenna
Senior Vice President, Wealth Management Director

Kevin Foley
Vice President, Director of Retail Banking & Sales

Barbara Graziano
Vice President, Internal Audit, Compliance & BSA Officer

Tiffany Stackpole
Vice President, Marketing & Public Relations Director

Kathleen Donovan
Vice President, Finance Officer

Leah R. Cox
Vice President, Credit Administration Officer

Stephanie Morneau
Vice President, Retail Loan Production Officer

Jennifer Fieldsend
Vice President, Loan Operations Manager

William Sawyer
Vice President, Special Assets Manager

Paul A. Bergeron
Vice President, Commercial Loan Officer

John Crisp
Vice President, Commercial Portfolio Lending Officer

Priscilla W. MacInnis
Vice President, Commercial Loan Officer

Shane Brewer
Vice President, Commercial Loan Officer

Bonnie Roberts
Vice President, Commercial Portfolio Lending Officer

Katie Buote
Vice President, Process Improvement Manager

Coralie O'Brien
Vice President, Mortgage Loan Officer

Cindy Ward
Vice President, Mortgage Loan Officer

Travis Smith
Mortgage Loan Officer

Cheryl Thompson
Vice President, Business Development Officer

Matthew Sweet
Vice President, Cybersecurity Officer

Scott Locke
Assistant Vice President, IT Operations Manager

Andrew Mihachik
*Assistant Vice President,
Senior Commercial Credit Analyst*

Janet Wyman
Vice President, Deposit Operations Manager

Sharla Rollins
*Vice President, Branch Administrator
& Rochester Branch Manager*

Amanda Gagne
Assistant Vice President, Dover Branch Manager

Gina DeNuzzio
Assistant Vice President, Barrington Branch Manager

Sharlee Daye
Assistant Vice President, Portsmouth Branch Manager

Cathi Temple
Assistant Vice President, Durham Branch Manager

Susan L. Brown
Corporate Clerk

Board of Directors

Janet Sylvester, *Chair*

James Jalbert, *Vice Chair*

Michael J. Bolduc

Mark Boulanger

James R. Brannen

Erica Johnson

Dana C. Lynch

Thomas J. Jean

Paula Williamson-Reid

Our Vision

Foster the relationships we have built since 1890 while embracing innovation to become the leading community financial institution in the Seacoast region.




You first.
Dover 633 Central Avenue, Dover, NH 03820 603-742-4680
Durham 7A Mill Road, Durham, NH 03824 603-868-1111
Barrington 6 Eastern Avenue, Barrington, NH 03825 603-664-9327
Portsmouth 1650 Woodbury Avenue, Portsmouth, NH 03801 603-431-2212
Rochester 17 Wakefield Street, Rochester, NH 03867 603-332-3740
firstseacoastbank.com